Exhibit 99.1
Execution Version

AGREEMENT AND PLAN OF MERGER
by and among
ENDURANCE SPECIALTY INSURANCE LTD.
AJAX LTD.
and
ASPEN INSURANCE HOLDINGS LIMITED
Dated as of August 27, 2025

TABLE OF CONTENTS
i

EXHIBITS

Exhibit A	Statutory Merger Agreement
Exhibit B	Form of Shareholder Written Resolution
Exhibit C	Form of 106(2) Notice

SCHEDULES

Schedule I	Required Regulatory Approvals

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of August 27, 2025, among Aspen Insurance Holdings Limited, a Bermuda exempted company limited by shares (the “Company”), Endurance Specialty Insurance Ltd., a Bermuda exempted company limited by shares (“Parent”), and Ajax Ltd., a Bermuda exempted company limited by shares and a wholly owned Subsidiary of Parent (“Merger Sub”).
W I T N E S S E T H:
WHEREAS the Board of Directors of each of the Company (the “Company Board”), Parent (the “Parent Board”) and Merger Sub (the “Merger Sub Board”) have, in the case of the Company Board, by a unanimous vote of all directors and in the case of the Parent Board and the Merger Sub Board, by unanimous written resolution, approved the merger provided for herein in which Merger Sub will, subject to the terms and conditions set forth herein and in the Statutory Merger Agreement, merge with and into the Company, with the Company surviving such merger (the “Merger”), so that, immediately following the Merger, the Company will be a wholly owned Subsidiary of Parent;
WHEREAS the Parent Board and the Merger Sub Board have, by unanimous written resolution, (a) determined that the Merger, on the terms and subject to the conditions set forth herein, is fair to, and in the best interests of, Parent and the Merger Sub (as applicable), (b) approved the Merger, this Agreement and the Statutory Merger Agreement and (c) in the case of the Merger Sub Board, recommended approval of the Merger, this Agreement and the Statutory Merger Agreement to Parent as Merger Sub’s sole shareholder;
WHEREAS the Company Board has, by a unanimous vote of all directors, (a) determined that the Merger Consideration constitutes fair value for each Company Share in accordance with the Bermuda Companies Act, (b) determined that the preference shares of the Surviving Company as described in Section 3.01(d) constitute fair value for each 5.625% PRD Preference Share in accordance with the Bermuda Companies Act, (c) determined that the preference shares of the Surviving Company as described in Section 3.01(e) constitute fair value for each 5.625% PRE Preference Share in accordance with the Bermuda Companies Act, (d) determined that the preference shares of the Surviving Company as described in Section 3.01(f) constitute fair value for each 7.000% PRF Preference Share in accordance with the Bermuda Companies Act, (e) determined that the Merger, on the terms and subject to the conditions set forth herein, is fair to, and in the best interests of, the Company, and after having received financial and legal advice, (f) approved the Merger, this Agreement and the Statutory Merger Agreement and (g) resolved, subject to Section 6.02, to recommend approval of the Merger, this Agreement and the Statutory Merger Agreement to the Company’s shareholders; and
WHEREAS, promptly following the execution of this Agreement, and as a condition and material inducement to Parent’s willingness to enter into this Agreement, AP Highlands Holdings, L.P. and AP Highlands Co-Invest, L.P. (collectively, the “Apollo Holders”) will execute and deliver to the Company and Parent a Shareholder Written Resolution pursuant to which each Apollo Holder will, among other matters, (a) approve this Agreement, the Statutory Merger Agreement and the Merger in accordance with the Bermuda Companies Act and

(b) irrevocably waive all rights of such Apollo Holder to demand appraisal of its Company Shares pursuant to the Bermuda Companies Act.
NOW, THEREFORE, in consideration of the foregoing, the parties agree as follows:
ARTICLE I
DEFINITIONS AND TERMS
Section 1.01    Definitions. The following terms shall have the respective meanings set forth below throughout this Agreement:
“106(2) Notice” has the meaning set forth in Section 6.03(a).
“5.625% PRD Preference Shares” means the Company’s 5.625% Perpetual Non-Cumulative Preference Shares.
“5.625% PRE Preference Shares” means the Company’s 5.625% Perpetual Non-Cumulative Preference Shares, as represented by Depositary Shares, each representing a 1/1000th interest in a 5.625% Perpetual Non-Cumulative Preference Share of the Company.
“7.000% PRF Preference Shares” means the Company’s 7.000% Perpetual Non-Cumulative Preference Shares, as represented by Depositary Shares, each representing a 1/1000th interest in a 7.000% Perpetual Non-Cumulative Preference Share of the Company.
“AAIC” means Aspen American Insurance Company, a Texas-domiciled insurance company.
“ABL” means Aspen Bermuda Limited, a company incorporated in Bermuda.
“Acceptable Confidentiality Agreement” means any confidentiality agreement entered into by the Company from and after the date of this Agreement that contains provisions relating to confidentiality and use of relevant information that are not less restrictive on the other party than those contained in the Confidentiality Agreement; provided that no such confidentiality agreement shall (a) prohibit the making, or amendment, of any confidential Takeover Proposal to the Company or (b) prohibit or prevent the Company from disclosing to Parent the terms and conditions of any Takeover Proposal or the identity of the Person or group of Persons making such Takeover Proposal or otherwise keeping Parent reasonably informed of the developments with respect to any Takeover Proposal (including any changes thereto) or otherwise complying with its obligations hereunder.
“ACML” means Aspen Capital Management, Ltd.
“Action” means any legal or administrative proceeding, suit, investigation, arbitration, audit, examination, inquiry or action.
“Adverse Recommendation Change” has the meaning set forth in Section 6.02(d).

“Advisers Act” means the Investment Advisers Act of 1940.
“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise; provided, however that, other than in the case of Section 6.04 (for which they will be deemed Affiliates), (a) Apollo Global Management Inc., its affiliated investment funds and alternative investment vehicles and its and their portfolio companies and portfolio investments, and (b) Athene Holding Ltd., its Subsidiaries and its and their portfolio companies and portfolio investments, in each case are deemed not to be Affiliates of the Company.
“Agreement” has the meaning set forth in the preamble.
“Anti-Corruption Laws” has the meaning set forth in Section 4.08(c).
“Anti-Money Laundering Laws” means laws, regulations and orders regarding anti-money laundering to the extent applicable to the Company or any of its Subsidiaries, including the Currency and Foreign Transactions Reporting Act of 1970, the USA PATRIOT ACT of 2001, the Anti-Money Laundering Act of 2020, the U.S. Bank Secrecy Act, and Bermuda’s Proceeds of Crime Act 1997, Anti-Terrorism (Financial and Other Measures) Act 2004, Proceeds (Anti-Money Laundering and Anti-Terrorist Financing Supervision and Enforcement) Act 2008, and the Proceeds of Crime (Anti-Money Laundering and Anti-Terrorist Financing) Regulations 2008, including the Company’s know-your-customer obligations.
“Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, all applicable non-U.S. antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
“Applicable SAP” means, with respect to any Company Insurance Subsidiary, the applicable statutory accounting principles (or local equivalents in the applicable jurisdiction) prescribed or permitted by the applicable Insurance Regulator under the Insurance Law of such Company Insurance Subsidiary’s domiciliary jurisdiction.
“Apollo Holders” has the meaning set forth in the recitals.
“Apollo IMAs” means that certain (a) Investment Management Agreement, by and between Aspen Specialty Insurance Company and Apollo Management International LLP, dated as of July 25, 2025, (b) Investment Management Agreement, by and between Aspen Bermuda Limited and Apollo Management International LLP, dated as of July 25, 2025 and (c) Investment Management Agreement, by and between Aspen American Insurance Company and Apollo Management International LLP, dated as of July 25, 2025.

“AIUK” means Aspen Insurance UK Limited, a company incorporated in England and Wales.
“AMAL” means Aspen Managing Agency Limited, a company incorporated in England and Wales.
“Appraisal Withdrawal” has the meaning set forth in Section 3.04(b).
“Appraised Fair Value” has the meaning set forth in Section 3.04(a).
“ASIC” means Aspen Specialty Insurance Company, a North Dakota-domiciled insurance company.
“Bankruptcy and Equity Exception” has the meaning set forth in Section 4.03(a).
“Bermuda Companies Act” has the meaning set forth in Section 2.01.
“Book-Entry Share” has the meaning set forth in Section 3.01(c).
“Bulk Data” means “bulk sensitive personal data,” including covered personal identifiers, biometric identifiers, personal health data, precise geolocation data, human genomic data and personal financial data, and “government-related data,” including precise geolocation data for individuals within defined sensitive geographic areas, and sensitive personal data that is linked or linkable to current and former government personnel, as such terms are defined by 28 C.F.R. Part 202.
“business day” means any day, except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York, Japan or Bermuda are authorized or required by Law to be closed.
“Capitalization Date” has the meaning set forth in Section 4.02(a).
“CBCR Regulations” means The Taxes (Base Erosion and Profit Shifting) (Country-by-Country Reporting) Regulations 2016 (SI 2016/237) of the United Kingdom, or any other Law of another jurisdiction implementing Action 13 of the OECD Country-by-Country Reporting Implementation Package.
“Ceded Reinsurance Contract” means (a) the LPT Agreement and (b) any reinsurance or retrocession treaty or agreement, slip, binder, cover note or other similar arrangement pursuant to which any Company Insurance Subsidiary is the cedent that, as of December 31, 2024, had at least $10,000,000 in gross ceded reserves or involved an annual premium of at least $2,500,000.
“Certificate” has the meaning set forth in Section 3.01(c).
“Certificate of Merger” has the meaning set forth in Section 2.02.
“Change of Recommendation Notice Period” has the meaning set forth in Section 6.02(d).

“Closing” has the meaning set forth in Section 2.06.
“Closing Date” has the meaning set forth in Section 2.06.
“COBRA” has the meaning set forth in Section 4.10(c).
“Code” means the U.S. Internal Revenue Code of 1986.
“Collective Bargaining Agreement” has the meaning set forth in Section 4.11(b).
“Company” has the meaning set forth in the preamble.
“Company Acquisition Agreement” has the meaning set forth in Section 6.02(d).
“Company Award” means a Company Option Award or Company RSU Award, as applicable.
“Company Board” has the meaning set forth in the recitals.
“Company Board Recommendation” has the meaning set forth in Section 4.03(b).
“Company Bye-Laws” means the Company’s Amended and Restated Bye-Laws, as amended up to and including the date of this Agreement.
“Company Charter” means the Company’s Memorandum of Association, as amended up to and including the date of this Agreement.
“Company Disclosure Letter” has the meaning set forth in Article IV.
“Company Employee” has the meaning set forth in Section 6.10(a).
“Company Financial Statements” has the meaning set forth in Section 4.05(b).
“Company Insurance Approvals” has the meaning set forth in Section 4.04.
“Company Insurance Subsidiary” means any Subsidiary of the Company that conducts the business of insurance or reinsurance or is licensed as a Lloyd’s corporate member or Lloyd’s managing agent.
“Company Lease” means any lease, sublease, license or other agreement under which the Company or any of its Subsidiaries leases, subleases, licenses, uses or occupies (in each case, whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement) or has the right to use or occupy, now or in the future, any real property.
“Company Notice” has the meaning set forth in Section 6.02(d).
“Company Option Award” has the meaning set forth in Section 3.03(a)(i).

“Company Organizational Documents” means the Company Charter and the Company Bye-Laws.
“Company Pension Plan” means any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not subject to ERISA) that is sponsored or maintained by the Company or any of its Subsidiaries, to which the Company or any of its Subsidiaries contributes or is obligated to contribute to or with respect to which the Company or any of its Subsidiaries has any liability, other than any such employee pension benefit plan sponsored by a Governmental Authority.
“Company Plan” means each plan, program, policy, agreement or other arrangement, whether written or unwritten, that is (a) an “employee benefit plan” (as defined in Section 3(3) of ERISA) whether or not subject to ERISA, (b) a Company Pension Plan, (c) a share option, share purchase, share appreciation right, restricted share, restricted share unit or other share- or equity-based compensation agreement, program or plan (including the Company Share Plan), (d) an individual employment, consulting, severance, change of control, retention or other similar agreement to which the Company or any of its Subsidiaries is a party or (e) a bonus, commission, incentive, deferred compensation, profit-sharing, retirement, post-retirement, employee loan, paid time off, severance or termination pay, benefit, fringe-benefit or similar plan, program, policy, agreement or other arrangement, in each case that is sponsored or maintained by the Company or any of its Subsidiaries, to which the Company or any of its Subsidiaries contributes or is obligated to contribute to or with respect to which the Company or any of its Subsidiaries is a party or has any liability, other than, in each case, any such plan, program, policy, agreement or other arrangement sponsored by a Governmental Authority.
“Company Related Party” means each of the Company, its Subsidiaries and any of its or their respective former, current or future general or limited partners, shareholders, stockholders, controlling Persons, managers, members, directors, officers, employees, Affiliates, representatives, agents or any their respective assignees or successors or any former, current or future general or limited partner, stockholder, controlling Person, manager, member, director, officer, employee, Affiliate, representative, agent, assignee or successor of any of the foregoing including, Apollo Global Management Inc., Affiliates thereof, funds or other investment vehicles managed by Apollo Global Management Inc. or Affiliates thereof and portfolio companies (as such term is commonly understood) which are controlled by one or more of such funds or investment vehicles.
“Company RSU Award” has the meaning set forth in Section 3.03(a)(iii).
“Company SEC Documents” has the meaning set forth in Section 4.05(a).
“Company Securities” means (a) the Shares or other equity or voting interests in the Company, (b) securities of the Company convertible into or exchangeable for Shares or other equity or voting interests in the Company, (c) options, warrants, rights or other commitments or agreements to acquire from the Company, or that obligate the Company to issue, any Shares or other equity or voting interests in, or any securities convertible into or exchangeable for Shares or other equity or voting interests in the Company or (d) obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security, or other similar agreement or commitment relating to any Shares, or other equity or voting interests in, the Company.
“Company Share Plan” means the Company 2025 Equity and Incentive Plan.
“Company Shareholder Approval” means the approval of this Agreement, the Statutory Merger Agreement, and the Merger by either (a) written resolution signed by the holders of Shares who at the date of the notice of the resolution in writing represent the majority of the voting power of the holders of Shares, or (b) the affirmative vote of a majority of the voting power of votes cast, at a duly convened meeting of the Company’s shareholders at which a quorum is present in accordance with bye-law 39 of the Company’s Bye-Laws and in each case, subject to the voting cutback provisions contained in bye-laws 63-67 of the Company Bye-Laws.
“Company Shareholders Meeting” has the meaning set forth in Section 6.03(d).
“Company Shares” has the meaning set forth in Section 3.01.
“Company Statutory Statements” has the meaning set forth in Section 4.18(a).
“Company Termination Fee” means a cash amount equal to $104,326,000.
“Confidentiality Agreement” means the confidentiality letter agreement, dated July 24, 2025, by and between the Company and Sompo International Holdings Ltd.
“Consent” means any consent, waiver, approval, license, Permit, order, non-objection or authorization.
“Contract” means, with respect to any Person, any binding loan or credit agreement, debenture, note, bond, mortgage, indenture, deed, lease, sublease, license, contract or other agreement, instrument, obligation or authorization, whether written or oral, to which such Person is a party or by which such Person’s assets or properties are bound.
“Council” means the Council of Lloyd’s as constituted by the Lloyd’s Act 1982, including its delegates and persons by whom it acts.
“Covered Data Transaction” means any “covered data transaction,” as defined by 28 C.F.R. Part 202, that involves any access by a “country of concern” or “covered person” to Bulk Data.
“Customs and Trade Laws” means, all applicable export, import, customs and trade, and anti-boycott Laws or programs administered, enacted or enforced by any Governmental Authority, including (a) the U.S. Export Administration Regulations, the U.S. International Traffic in Arms Regulations, and the import Laws administered by U.S. Customs and Border Protection, (b) the anti-boycott Laws administered by the U.S. Departments of Commerce and Treasury and (c) any other similar export, import, anti-boycott or other customs and trade Laws or programs in any relevant jurisdiction.

“Dissenting Shares” means Company Shares held by a holder of Company Shares, 5.625% PRD Preference Shares, 5.625% PRE Preference Shares or 7.000% PRF Preference Shares who (a) did not vote in favor of the Merger, (b) complied with all of the provisions of the Bermuda Companies Act concerning the right of holders of Company Shares, 5.625% PRD Preference Shares, 5.625% PRE Preference Shares or 7.000% PRF Preference Shares to require appraisal of their Company Shares, 5.625% PRD Preference Shares, 5.625% PRE Preference Shares or 7.000% PRF Preference Shares pursuant to the Bermuda Companies Act and (c) did not deliver an Appraisal Withdrawal.
“Effective Time” has the meaning set forth in Section 2.02.
“Engagement Letters” has the meaning set forth in Section 4.24.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“ERISA Affiliate” means any trade or business, whether or not incorporated, that together with the Company or any of its Subsidiaries would be, or, to the extent that the Company or any of its Subsidiaries could have liability with respect to such trade or business, was, deemed to be a single employer within the meaning of Section 4001(b) of ERISA or Sections 414(b), (c), (m) or (o) of the Code.
“Exchange Act” means the Securities Exchange Act of 1934.
“Exchange Fund” has the meaning set forth in Section 3.02(a).
“Existing Debt Documents” means the Contracts listed in item (iii) of Section 4.16(a) of the Company Disclosure Letter, including the Existing Revolving Credit Facility.
“Existing L/Cs” has the meaning set forth in Section 6.15.
“Existing Revolving Credit Facility” means that certain Third Amended and Restated Credit Agreement, dated as of December 1, 2021, among the Company, certain Subsidiaries of the Company party thereto, Barclays Bank plc, as administrative agent, and the lenders and other parties party thereto from time to time.
“Filed SEC Documents” has the meaning set forth in Article IV.
“Franchise Board” means the Franchise Board established by the Council or any subcommittee or officer or employee of Lloyd’s authorized by the Council or Franchise Board to discharge the duties and functions or to exercise the powers and discretions specified in such authorization.
“GAAP” means generally accepted accounting principles in the United States.
“Goldman” has the meaning set forth in Section 4.23.
“Governmental Authority” means any government, legislature, political subdivision, court, board, regulatory or administrative agency, self-regulatory agency, stock exchange,

commission or authority or other legislative, executive or judicial governmental entity, whether federal, national, provincial, state, local, foreign or multinational, including Lloyd’s.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“IAP” has the meaning set forth in Section 4.24.
“Indemnitee(s)” has the meaning set forth in Section 6.08(a).
“Information Statement” means a written statement or shareholder circular satisfying the requirements under all applicable Laws, including any related preliminary information statement or shareholder circular or amendment or supplement thereto, relating to the Shareholder Written Resolution, the Merger, this Agreement and the Statutory Merger Agreement that is distributed to the holders of Shares.
“Insurance Contract” means any insurance policy or Contract, in each case, together with all policies, binders, slips, certificates, applications, supplements, endorsements, riders and ancillary agreements in connection therewith that are issued by the Company Insurance Subsidiaries.
“Insurance Law” means all Laws applicable to the business of insurance or reinsurance or the regulation of insurance or reinsurance companies, whether federal, national, provincial, state, local, foreign or multinational, and all applicable orders, directives of and market conduct recommendations resulting from market conduct examinations of, Insurance Regulators (including, for the avoidance of doubt, Lloyd’s Regulations and the handbooks of the UK Financial Conduct Authority and the UK Prudential Regulation Authority, respectively).
“Insurance Regulators” means all Governmental Authorities regulating the business of insurance or reinsurance, or regulating insurance or reinsurance companies, under Insurance Laws.
“Insurance Regulatory Filings” has the meaning set forth in Section 4.18(c).
“Intellectual Property” means all intellectual property and other similar rights in any jurisdiction worldwide, whether registered or unregistered, including any rights in and to (a) any patent and patent application (including all renewals, reissues, divisions, continuations, continuations-in-part and extensions thereof), (b) any trademark, service mark, trade dress, trade name, logo, business name, brand name, Internet domain name, social media identifier, design right and other similar designations of source or origin, including any and all goodwill associated therewith, (c) any copyrights, copyrightable subject matter, proprietary right in published or unpublished works or authorship, database and design rights and data collections, (d) rights in Software, (e) all registrations and application to register or renew the registration of any of the foregoing and (f) any Trade Secret.
“Intervening Event” means a material effect, change, event, circumstance, state of facts, development or occurrence relating to the Company and its Subsidiaries, taken as a whole, (a) that was not known to the Company Board prior to the execution of this Agreement, (b) is not reasonably foreseeable as of the date of this Agreement, and (c) first arises or occurs or, if such effect, change, event, circumstance, state of facts, development or occurrence existed as of the date of this Agreement, becomes known to the Company Board, after the execution of this Agreement and on or prior to the date of the Company Shareholder Approval; provided that such effect, change, event, circumstance, state of facts, development or occurrence is not related to (x) the receipt, existence of, or terms of a Takeover Proposal or any inquiry relating thereto, (y) any change in the market price, ratings or trading volume of the Company’s or any of its Subsidiaries’ securities or (z) any action required to be taken or omitted by the Company, or that the Company is required to cause one of its Subsidiaries to take or omit, pursuant to the terms of this Agreement.
“Investment Assets” has the meaning set forth in Section 4.12(a).
“Investment Company Act” means the Investment Company Act of 1940.
“Investment Guidelines” has the meaning set forth in Section 4.12(a).
“IRS” means the U.S. Internal Revenue Service.
“ITEPA” means the Income Tax (Earnings and Pensions) Act 2003 (as amended from time to time).
“IT Systems” means the hardware, Software, data, databases, data communication lines, network and telecommunications equipment, Internet-related information technology infrastructure, wide area network and other information technology equipment, owned, leased or licensed by the Company or any of its Subsidiaries.
“JFSA” means the Japan Financial Services Agency.
“Knowledge” means, (a) with respect to the Company, the knowledge, after reasonable inquiry of direct reports, of the individuals listed on Section 1.01 of the Company Disclosure Letter and (b) with respect to Parent, the knowledge, after reasonable inquiry of direct reports, of the individuals listed on Section 1.01 of the Parent Disclosure Letter.
“Labor Organization” has the meaning set forth in Section 4.11(b).
“Laws” means federal, national, provincial, state, local or multinational laws, statutes, common law, ordinances, codes, rules and regulations, in each case, of any Governmental Authority.
“Leased Real Property” has the meaning set forth in Section 4.15(a).
“Liens” means any pledges, liens, charges, mortgages, encumbrances, leases, licenses, hypothecations or security interests of any kind or nature.
“Lloyd’s” means the Council and Society and Corporation of Lloyd’s created and governed by the Lloyd’s Act 1871 to 1982 of England and Wales, including for the avoidance of doubt the Franchise Board.

“Lloyd’s Regulations” has the meaning set forth in Section 4.17(a)(iv).
“LPT Agreement” means, collectively (a) that certain Amended and Restated Reinsurance Agreement, dated as of January 10, 2022, by and among AIUK, AMAL, for and on behalf of the underwriting member(s) of Lloyd’s Syndicate 4711, ABL, AAIC, ASIC (collectively, as cedants, the “Aspen LPT Cedants”), Cavello Bay Reinsurance Limited, a Bermuda insurance company, as reinsurer (“Cavello Bay”), and solely for the purpose of certain sections, the Company, as amended on May 20, 2022, which amended and restated that certain Adverse Development Cover Agreement, dated as of March 2, 2020, and amended as of April 15, 2020, by and among the Aspen LPT Cedants, Cavello Bay and, solely for the purpose of certain sections, the Company and (b) any and all Contracts in connection with the foregoing clause (a) among the parties set forth in clause (a) or any Affiliate thereof, including: (i) the Amended and Restated Administrative Services Agreement, dated as of June 30, 2022, by and among the Aspen LPT Cedants and, as administrators, Enstar (EU) Limited and Enstar (US) Inc., as amended by Amendment No. 1, dated as of July 22, 2024; (ii) the Amended and Restated Allocation Agreement, dated as of May 20, 2022, by and among the Aspen LPT Cedants; (iii) the Amended and Restated Trust Agreement, dated as of May 20, 2022, by and among Cavello Bay, as grantor, AIUK, as beneficiary, and The Bank of New York Mellon, a New York banking corporation, as trustee (“BNY Mellon”); (iv) the Amended and Restated Trust Agreement, dated as of May 20, 2022, by and among Cavello Bay, as grantor, AMAL, for and on behalf of the underwriting member(s) of Lloyd’s Syndicate 4711, as beneficiary, and BNY Mellon, as trustee; (v) the Amended and Restated Trust Agreement, dated as of May 20, 2022, by and among Cavello Bay, as grantor, ABL, as beneficiary, and BNY Mellon, as trustee; (vi) the Amended and Restated Trust Agreement, dated as of May 20, 2022, by and among Cavello Bay, as grantor, AAIC, as beneficiary, and BNY Mellon, as trustee; and (vii) the Amended and Restated Trust Agreement, dated as of May 20, 2022, by and among Cavello Bay, as grantor, ASIC, as beneficiary, and BNY Mellon, as trustee.
“Majority Shareholder Approval Delivery Period” has the meaning set forth in Section 6.03(a).
“Malware” means any virus, Trojan horse, time bomb, key-lock, spyware, worm, malicious code or other software program designed to or able to, without the knowledge and authorization of the Company or any of its Subsidiaries, disrupt, disable, harm, interfere with the operation of, or install itself within or on any Software, computer data, network memory or hardware.
“Material Adverse Effect” means any effect, change, event, circumstance, state of facts, development or occurrence that, individually or in the aggregate, has had, or is reasonably expected to have, a material adverse effect on the business, operations, results of operations, assets and liabilities (considered together), or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that, in no event shall any of the following, alone or in combination, be deemed to constitute, nor be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect: (a) changes, events or conditions generally affecting the insurance, reinsurance, risk management or investment management industries in the geographic regions or product markets in which the Company or its Subsidiaries operate or underwrite insurance or reinsurance or manage risk;

(b) general economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions in any jurisdiction (including changes in the value of the Investment Assets, to the extent arising from any of the foregoing); (c) any failure, in and of itself, by the Company or any of its Subsidiaries to meet any internal or external projections, guidance, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the exceptions in this clause shall not prevent or otherwise affect a determination that the underlying cause of any such failure or change referred to constitutes, or contributed to, a Material Adverse Effect in accordance with the terms hereof); (d) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared), sabotage, terrorism (including cyber-terrorism), or man-made disaster, or any escalation or worsening of any such hostilities, acts of war (whether or not declared), sabotage, terrorism or man-made disaster; (e) the existence, occurrence, escalation or continuation of any act of God, volcanic eruption, tsunami, pandemic, hurricane, tornado, windstorm, flood, earthquake, wildfire or other natural disaster or weather-related events or any national, international or regional calamity or any civil unrest or disease outbreak or any conditions resulting from such events (including increases in liabilities under or in connection with insurance or reinsurance Contracts to which the Company or any of its Subsidiaries is a party arising from such events); (f) the negotiation, execution and delivery of this Agreement or the public announcement, pendency or performance of the Transactions, including the impact thereof on the relationships (contractual or otherwise) of the Company or any of its Subsidiaries with employees, customers, insureds, cedants, policyholders, brokers, agents, financing sources, business partners, service providers, Governmental Authorities or reinsurance providers; (g) any changes in the market price or trading volume of the Company Shares, any change or announcement of a potential change, in and of itself, in the Company’s or any of its Subsidiaries’ credit, financial strength or claims paying ratings or the ratings or ratings outlook of the Company or its Subsidiaries or their respective businesses (it being understood that the exceptions in this clause shall not prevent or otherwise affect a determination that the underlying cause of any such failure or change referred to constitutes, or contributed to, a Material Adverse Effect in accordance with the terms hereof); (h) any change, in and of itself, in the market price, ratings or trading volume of the Company’s or any of its Subsidiaries’ securities (it being understood that the exceptions in this clause shall not prevent or otherwise affect a determination that the underlying cause of any such failure or change referred to constitutes, or contributed to, a Material Adverse Effect in accordance with the terms hereof); (i) any change in applicable Law, GAAP (or authoritative interpretation or enforcement thereof), or Applicable SAP, including accounting and financial reporting pronouncements by the SEC, the National Association of Insurance Commissioners, any Insurance Regulator and the Financial Accounting Standards Board (it being understood that the exceptions in this clause shall not prevent or otherwise affect a determination that the actual consequences of an action taken or an omission by the Company or any of its Subsidiaries that resulted in a failure by the Company or any of its Subsidiaries to comply with applicable Law, GAAP (or authoritative interpretation or enforcement thereof), or Applicable SAP, including accounting and financial reporting pronouncements by the SEC, the National Association of Insurance Commissioners, any Insurance Regulator and the Financial Accounting Standards Board constitutes, or contributed to, a Material Adverse Effect in accordance with the terms hereof) or (j) any action taken by the Company or its Subsidiaries that is required by this Agreement and that is taken in accordance with the terms of this Agreement or the failure of the Company or any of its Subsidiaries to take any action that is prohibited by this

Agreement (including under Section 6.01 to the extent Parent refuses, after a timely request by the Company, to provide a waiver to the applicable prohibition in this Agreement); provided, however, that any effect, change, event, circumstance, state of facts, development or occurrence referred to in clauses (a), (b), (d), (e) or (i) may be taken into account in determining whether or not there has been a Material Adverse Effect, to the extent such effect, change, event, circumstance, state of facts, development or occurrence has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other participants engaged primarily in the industries and in the geographic regions or product markets in which the Company or its Subsidiaries operate (in which case only the disproportionate adverse effect or effects may be taken into account in determining whether or not a Material Adverse Effect has occurred).
“Material Contract” has the meaning set forth in Section 4.16(a).
“Material Insurance Subsidiary” means each of Aspen Insurance UK Limited, Aspen Underwriting Limited (being the corporate member of Syndicate 4711, as managed by Aspen Managing Agency), Aspen Bermuda Limited (Bermuda), Aspen Specialty Insurance Company, and Aspen American Insurance Company.
“Maximum Premium” has the meaning set forth in Section 6.08(b).
“Merger” has the meaning set forth in the recitals.
“Merger Application” has the meaning set forth in Section 2.02.
“Merger Consideration” has the meaning set forth in Section 3.01(c).
“Merger Sub” has the meaning set forth in the preamble.
“Merger Sub Board” has the meaning set forth in the recitals.
“Merger Sub Shareholder Approval” has the meaning set forth in Section 6.12.
“Merger Sub Shares” has the meaning set forth in Section 3.01.
“MGA” has the meaning set forth in Section 4.17(d).
“New Benefit Plans” has the meaning set forth in Section 6.10(b).
“NYSE” means the New York Stock Exchange.
“Open Source Software” has the meaning set forth in Section 4.13(e).
“Order” means any order, writ, judgment, injunction, decree, rule, ruling, directive, stipulation, decision, verdict, determination or award made, issued or entered into by or with any Governmental Authority, whether preliminary, interlocutory or final.
“Organizational Documents” means the articles of incorporation, certificate of incorporation, charter, memorandum of association, bye-laws, articles of formation, certificate of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement, limited liability company agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a Person, including any amendments thereto.
“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.
“Parent” has the meaning set forth in the preamble.
“Parent Board” has the meaning set forth in the recitals.
“Parent Burdensome Condition” has the meaning set forth in Section 6.04(g).
“Parent Disclosure Letter” has the meaning set forth in Article V.
“Parent Insurance Approvals” has the meaning set forth in Section 5.03.
“Parent Material Adverse Effect” means any effect, change, event, circumstance, state of facts, development or occurrence that would, or would reasonably be expected to, individually or in the aggregate, prevent or materially delay, hinder or impair the (a) consummation by Parent or Merger Sub of the Transactions on a timely basis (and in any event prior to the Walk-Away Date) or (b) compliance by Parent or Merger Sub with its obligations under this Agreement.
“Paying Agent” has the meaning set forth in Section 3.02(a).
“Permits” has the meaning set forth in Section 4.08(b).
“Permitted Liens” means (a) statutory Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings and, in either case, for which adequate reserves are being maintained on the most recent Company Financial Statements in accordance with GAAP and Applicable SAP, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or which arise in the ordinary course of business consistent with past practice, (c) Liens securing payment, or any obligation, of the Company or its Subsidiaries with respect to outstanding indebtedness reflected on the most recent Company Financial Statements (the existence of which Liens is referred to in the notes to such Company Financial Statements), so long as there is no default under such indebtedness, (d) Liens granted in the ordinary course of business consistent with past practice in connection with the insurance or reinsurance business of the Company or its Subsidiaries on cash and cash equivalent instruments or other investments, including Liens granted (i) in connection with (A) pledges of such instruments or investments to collateralize letters of credit delivered by the Company or its Subsidiaries, (B) the creation of trust funds for the benefit of ceding companies, (C) underwriting activities of the Company or its Subsidiaries, (D) deposit liabilities, (E) statutory deposits, (F) ordinary-course securities lending, repurchase, reverse repurchase and short-sale transactions and (G) premium trust funds and other funds held under trust in connection with conducting business at Lloyd’s and (ii) with respect to investment securities held in the name of a nominee, custodian, depository, clearinghouse or other record owner, (e) pledges or deposits by the Company or any of its Subsidiaries under workmen’s compensation Laws, unemployment Insurance Laws or similar legislation, or good faith deposits in connection with bids, tenders, Contracts (other than for the payment of indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, in each case incurred or made in the ordinary course of business consistent with past practice, (f) with respect to real property, zoning, building codes, entitlement and other land use and environmental regulations by any Governmental Authority which are not violated by the current use or occupancy of such property in any material respect, (g) non-exclusive licenses of Intellectual Property granted by the Company or its Subsidiaries to third parties in the ordinary course of business, (h) Liens created by or through the actions of Parent or any of its Affiliates, (i) transfer restrictions imposed by Law, and (j) such other Liens or imperfections that are not material in amount or do not materially detract from the value of or materially impair the existing use of the property or asset affected by such Lien or imperfection.
“Person” means an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or any other entity, including a Governmental Authority.
“Personal Information” means any information or data that (a) alone or in combination with other information identifies or can be used to identify an individual or (b) is included in the definition or meaning of “personal data,” “personal information,” “personally identifiable information,” “nonpublic personal information” or any similar term under applicable Laws relating to data protection, data privacy, data security, financial privacy, breach notification, consumer marketing or cross border data transfer.
“Privacy Obligations” means collectively, all (a) applicable Laws relating to data protection, data privacy, data security, financial privacy, breach notification, consumer marketing or cross border data transfer or the processing of Personal Information, (b) obligations under Contracts binding on the Company or any of its Subsidiaries that relate to data protection, data privacy, data security, financial privacy, breach notification, consumer marketing or cross border data transfer or the processing of Personal Information, (c) the Company’s or any of its Subsidiaries’ written internal or public facing policies and statements relating to the collection, storage, transfer, disclosure, processing, protection and use of Personal Information (including all data protection and data privacy policies and related notices) and (d) any rules of self-regulatory, industry or other organizations with which the Company or its Subsidiaries are required to comply depending on the nature of the processing activities or by virtue of the industry to which it belongs (including, as applicable, the Payment Card Industry Data Security Standard).
“Producers” means the agents, general agents, managing general agents, sub-agents, brokers, wholesale brokers, master broker agency, independent contractors, consultants, insurance solicitors, producers or other Persons, in each case, who write, market, produce, service, solicit, negotiate or sell the Insurance Contracts prior to the Closing.
“Proxy Statement” means a written statement or shareholder circular satisfying the requirements under all applicable Laws, including any related preliminary information statement or shareholder circular or amendment or supplement thereto, relating to the Merger, this

Agreement and the Statutory Merger Agreement that is distributed to the holders of Shares in connection with the Company Shareholders Meeting.
“Registrar” has the meaning set forth in Section 2.02.
“Representatives” means, with respect to any Person, its directors, officers, employees, agents, financial advisors, investment bankers, attorneys, accountants, consultants and other advisors and representatives and their respective successors and assigns.
“Required Regulatory Approvals” has the meaning set forth in Section 7.01(b).
“Restraints” has the meaning set forth in Section 7.01(c).
“Restricted Cash Award” has the meaning set forth in Section 3.03(a)(iii).
“Restricted Option Award” has the meaning set forth in Section 3.03(a)(i).
“Sanctioned Person” means at any time any Person that is the target of any Sanctions, including (a) any person listed on any Sanctions-related list of designated or blocked Persons, (b) the Government of Venezuela or any person located or resident in, or organized under the laws of a Sanctioned Territory, (c) any Person otherwise subject to Sanctions or (d) any person owned or controlled by any such Person or Persons described in the foregoing clauses (a) through (c).
“Sanctioned Territory” means, at any time, a country or territory that is itself the subject or target of any Sanctions (at the time of this Agreement, Cuba, Iran, North Korea, and the Crimea, so-called Donetsk People’s Republic, and so-called Luhansk People’s Republic regions of Ukraine, and the non-government controlled areas of the Kherson and Zaporizhzhia oblasts of Ukraine), and Syria from April 24, 2019, to July 1, 2025.
“Sanctions” means those economic or financial sanctions laws, regulations, embargoes and restrictive measures of a Governmental Authority that has jurisdiction over the Company or any of its Subsidiaries with respect to the action (including those restrictive measures imposed, administered or enforced from time to time by the United States (including Bermuda, the U.S. Office of Foreign Assets Control, the U.S. Department of Treasury, the U.S. Department of Commerce, and the U.S. Department of State), the United Nations Security Council, the European Union, or the United Kingdom (including His Majesty’s Treasury and the UK Office of Financial Sanctions Implementation)).
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
“Schedule 19” has the meaning set forth in Section 4.09(s).
“SEC” means the Securities and Exchange Commission.
“Section 409A” means Section 409A of the Code.
“Securities Act” means the Securities Act of 1933.

“Senior Employee” has the meaning set forth in Section 6.01(a)(xx).
“Shares” means the Company Shares, the 5.625% PRD Preference Shares, the 5.625% PRE Preference Shares and the 7.000% PRF Preference Shares.
“Shareholder Written Resolution” has the meaning set forth in Section 6.03(a).
“Software” means all software and computer programs, including software implementations of algorithms, models and methodologies, application software (including mobile digital applications), system software, firmware, middleware, assemblers, applets, compilers and binary libraries, including all source code and object code versions of any and all of the foregoing, in any and all forms and media, and all related documentation.
“Statutory Merger Agreement” means the Statutory Merger Agreement, in the form attached hereto as Exhibit A, to be executed and delivered by the Company, Parent and Merger Sub as contemplated by the terms hereof.
“Subsidiary” when used with respect to any party, means any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party.
“Superior Proposal” means any Takeover Proposal (with all percentages in the definition of Takeover Proposal changed to fifty percent (50%)) received after the execution of this Agreement and prior to receipt of the Company Shareholder Approval that did not result from any breach of Section 6.02 (provided that, solely for purposes of determining whether a breach of the first sentence of Section 6.02(a) has occurred for purposes of this definition as it relates to Section 6.02(b), Section 6.02(d) or Section 8.01(d)(ii) (but not, for the avoidance of doubt, for the purpose of determining whether a breach has occurred for purposes of Section 8.02 or Section 8.03(a)(ii)), the Company’s obligation to use its reasonable best efforts to cause its Representatives to comply with Section 6.02(a) shall be a covenant (without qualification of reasonable best efforts)) that the Company Board has determined, in its good faith judgment, after consultation with its financial advisors and outside legal counsel, considering legal, financial, regulatory and other aspects of the Takeover Proposal (including any break-up fee, expense reimbursement provisions, conditions to consummation, financing terms, the timing and likelihood of consummation and any modifications to the terms of this Agreement proposed by Parent pursuant to Section 6.02), the Person or group making the Takeover Proposal, and such other factors as the Company Board considers to be appropriate, (a) is reasonably likely to be consummated in accordance with its terms and (b) to be more favorable from a financial perspective to the holders of Company Shares than the Merger.
“Surviving Company” has the meaning set forth in Section 2.01.
“Takeover Proposal” means any inquiry, proposal or offer from any Person or group (other than Parent, Merger Sub or any of their controlled Affiliates) relating to, in a single transaction or series of related transactions, any direct or indirect (a) acquisition, including by means of reinsurance or retrocession, outside the ordinary course of business consistent with past practice in a single transaction or a series of related transactions that, if consummated, would result in any Person or group owning or having the economic benefit of ten percent (10%) or more of the consolidated assets, revenues or net income of the Company and its Subsidiaries or net exposure to insured liabilities, (b) acquisition of Company Shares representing ten percent (10%) or more of the issued Company Shares, (c) any transaction that, if consummated, would result in any Person (or the shareholders of such Person) (other than the Company or any of its Subsidiaries as of the date hereof) being the direct or indirect beneficial owner of ten percent (10%) or more of the voting power of, or economic interest in, any “significant subsidiary” of the Company within the meaning of Rule 1-02(w) of Regulation S-X of the SEC, (d) tender offer or exchange offer that, if consummated, would result in any Person or group having beneficial ownership of Company Shares representing ten percent (10%) or more of the issued Company Shares, (e) merger, amalgamation, consolidation, share exchange, scheme of arrangement, business combination, reorganization, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which such Person or group (or the shareholders of any Person) would acquire, directly or indirectly, ten percent (10%) or more of the aggregate voting power (without taking into account the voting cutback provisions in the Company Bye-Laws) or economic interest in the Company or in the surviving entity in such transaction or the resulting direct or indirect parent of the Company or such surviving entity, or (f) combination of the foregoing, in each case, other than the Transactions.
“Tax” means all U.S. and non-U.S. federal, national, provincial, state or local taxes, charges, fees, levies or other similar assessments or liabilities in the nature of taxes, including income, corporation, gross receipts, premium, capital, ad valorem, value-added, Pillar Two or other add-on minimum, digital services, diverted profits, undertaxed profits, excise, real property, personal property, sales, use, severance, transfer, stamp, withholding, employment, payroll, occupation, social security, unemployment, capital stock, license, estimated and franchise taxes, tariffs, duties or imposts imposed by a Governmental Authority, together with any interest, penalties, assessments or additions to tax imposed with respect to such amounts.
“Tax Returns” means all reports, returns, information returns, claims for refunds, declarations, statements or other information filed or required to be filed with or supplied or required to be supplied to a Taxing Authority relating to Taxes or any schedule or attachment thereto, or any amendment thereof.
“Taxing Authority” means any Governmental Authority responsible for the imposition, assessment, determination, administration or collection of any Tax.
“Trade Secrets” means any trade secret, know-how, invention, discovery, method, methodology, technique, research and development, customer or supplier list, business or marketing plans, process, formula, algorithm, model, data and other information of a confidential or proprietary nature.
“Transactions” means, collectively, the transactions contemplated by this Agreement and the Statutory Merger Agreement, including the Merger.
“Transfer Taxes” has the meaning set forth in Section 6.05.

“Unaudited Company Financial Statements” has the meaning set forth in Section 4.05(b).
“VAT” means (a) in the United Kingdom, the value added tax imposed by the Value Added Tax Act 1994 and legislation and regulations supplemental thereto, (b) in any jurisdiction within the European Union, the value added tax provided for in Directive 2006/112/EC and charged under the provisions of any national legislation implementing that directive and (c) in relation to any other jurisdiction, the equivalent Tax (if any) in that jurisdiction.
“Walk-Away Date” has the meaning set forth in Section 8.01(b)(i).
“WARN Act” has the meaning set forth in Section 4.11(c).
“Willful Breach” means a material breach of this Agreement that is a consequence of a deliberate act or omission undertaken by the breaching party with the knowledge (or that the breaching party reasonably should have known) that the taking of or the omission of taking such act would, or would reasonably be expected to, cause or constitute a material breach of this Agreement.
“Year(s) of Account” means an underwriting year of account as defined in Lloyd’s Regulations.
Section 1.02    Interpretations.
(a)    As used in this Agreement, references to the following terms have the meanings indicated:
(i)    to the Preamble or to the Recitals, Sections, Articles, Exhibits or Schedules are to the Preamble or a Recital, Section or Article of, or an Exhibit or Schedule to, this Agreement, unless otherwise clearly indicated to the contrary;
(ii)    to any Law are to such Law, as amended, modified, supplemented or replaced from time to time and any rules or regulations promulgated thereunder and to any section of any Law including any successor to such section;
(iii)    to any Governmental Authority include any successor to the Governmental Authority and to any Affiliate include any successor to the Affiliate;
(iv)    to any “copy” of any Contract or other document or instrument are to a true and complete copy thereof;
(v)    to “hereof,” “herein,” “hereunder,” “hereby,” “herewith” and words of similar import refer to this Agreement as a whole and not to any particular Article, Section or clause of this Agreement, unless otherwise clearly indicated to the contrary;
(vi)    the term “nonassessable” when referencing the shares of a company incorporated under the laws of Bermuda that are nonassessable, shall have the same meaning as “fully paid” meaning that no further sums are required to be paid by the holders thereof in connection with the issuance thereof;
(vii)    to the “date of this Agreement,” “the date hereof,” and words of similar import refer to August 27, 2025; and
(viii)    to “this Agreement” includes the Exhibits and Schedules (including the Company Disclosure Letter and the Parent Disclosure Letter) to this Agreement.
(b)    Whenever the words “include,” “includes,” or “including” are used in this Agreement, the Company Disclosure Letter, the Parent Disclosure Letter or Schedule I they will be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. Any singular term in this Agreement will be deemed to include the plural, and any plural term the singular. All pronouns and variations of pronouns will be deemed to refer to the feminine, masculine or neuter, singular or plural, as the identity of the Person referred to may require. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.
(c)    Whenever the last day for the exercise of any right or the discharge of any duty under this Agreement falls on a day other than a business day, the party having such right or duty shall have until the next business day to exercise such right or discharge such duty. Unless otherwise indicated, the word “day” shall be interpreted as a calendar day. With respect to any determination of any period of time, unless otherwise set forth herein, the word “from” means “from and including” and the word “to” means “to but excluding.”
(d)    The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.
(e)    References to a “party” hereto means Parent, Merger Sub or the Company and references to “parties” hereto means Parent, Merger Sub and the Company, unless the context otherwise requires.
(f)    References to “dollars” or “$” mean United States dollars, unless otherwise clearly indicated to the contrary.
(g)    The parties have participated jointly in the negotiation and drafting of this Agreement; consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
(h)    No summary of this Agreement prepared by or on behalf of any party shall affect the meaning or interpretation of this Agreement.
(i)    Any documents and agreements referred to in Article IV shall be deemed to have been “delivered,” “provided,” or “made available” (or any phrase of similar import) prior to the date hereof to Parent by the Company for purposes of this Agreement if they have been posted to the virtual data room maintained by the Company for “Project Peak” hosted by Ideals as of 5:00 p.m., New York City time on August 26, 2025.
(j)    All capitalized terms used without definition in the Exhibits and Schedules (including the Company Disclosure Letter and the Parent Disclosure Letter) to this Agreement shall have the meanings ascribed to such terms in this Agreement.
ARTICLE II
THE MERGER
Section 2.01    Merger. On the terms and subject to the conditions set forth in this Agreement and the Statutory Merger Agreement, and pursuant to Section 104H of the Companies Act 1981 of Bermuda (the “Bermuda Companies Act”), at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving company in the Merger (such surviving company, the “Surviving Company”).
Section 2.02    Merger Effective Time. On the terms and subject to the conditions set forth in this Agreement and the Statutory Merger Agreement, the Company, Parent and Merger Sub will (a) on or prior to the Closing Date, execute and deliver the Statutory Merger Agreement, (b) on or prior to the Closing Date, cause an application for registration of the Surviving Company (the “Merger Application”) to be executed and delivered to the Registrar of Companies in Bermuda (the “Registrar”) as provided under Section 108 of the Bermuda Companies Act and to be accompanied by the documents required by Section 108(2) of the Bermuda Companies Act, and (c) cause to be included in the Merger Application a request that the Registrar issue the certificate of merger with respect to the Merger (the “Certificate of Merger”) on the Closing Date at the time of day mutually agreed upon by the Company and Parent and set forth in the Merger Application. The Merger shall become effective upon the issuance of the Certificate of Merger by the Registrar at the time and date shown on the Certificate of Merger. The Company, Parent and Merger Sub agree that they will request that the Registrar provide in the Certificate of Merger that the effective time of the Merger shall be 10:00 a.m., Bermuda time (or such other time mutually agreed upon by the Company and Parent), on the Closing Date (such time, the “Effective Time”).
Section 2.03    Effects of Merger. From and after the Effective Time, the Merger shall have the effects set forth in this Agreement and Section 109(2) of the Bermuda Companies Act.
Section 2.04    Memorandum of Association and Bye-Laws of the Surviving Company. At the Effective Time, the memorandum of association and bye-laws of the Surviving Company shall be in the form of the memorandum of association and bye-laws of Merger Sub immediately prior to the Effective Time until thereafter changed or amended as provided therein or pursuant to applicable Law (in each case, subject to Section 6.08).
Section 2.05    Board of Directors and Officers of Surviving Company. The directors of Merger Sub in office immediately prior to the Effective Time shall be the directors of the Surviving Company until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be in accordance with the Bermuda Companies Act and the bye-laws of the Surviving Company and the existing directors of the Company shall automatically cease to be directors thereof. The officers of the Company shall be the officers of the Surviving Company until the earlier of their death, resignation or removal or until their respective successors are duly appointed and qualified, as the case may be.
Section 2.06    Closing. The closing (the “Closing”) of the Merger shall take place electronically by the exchange of documents at 10:00 a.m., Bermuda time, on the third (3rd) business day following the satisfaction or (to the extent permitted herein and by applicable Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted herein and by applicable Law) waiver of those conditions at such time), or at such other place, time and date as shall be agreed to in writing by the Company and Parent. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”
ARTICLE III
EFFECT ON THE SHARE CAPITAL OF THE CONSTITUENT ENTITIES;
PAYMENT OF CONSIDERATION
Section 3.01    Effect of Merger on the Share Capital of Merger Sub and the Company. At the Effective Time, by virtue of the occurrence of the Merger, and without any action on the part of the Company, Parent, Merger Sub or any holder of any Class A ordinary shares, par value $0.001 per share, of the Company (“Company Shares”) or any common shares, par value $0.001 per common share, of Merger Sub (“Merger Sub Shares”):
(a)    Share Capital of Merger Sub. Each Merger Sub Share issued immediately prior to the Effective Time shall automatically be canceled and converted into and become one duly authorized, validly issued, fully paid and nonassessable common share, par value $1.00 per common share, of the Surviving Company.
(b)    Cancelation of Treasury Shares and Parent-Owned Shares; Treatment of Shares Held by Company Subsidiaries. Each Company Share that is (i) owned by the Company as treasury shares or owned by any Subsidiary of the Company or (ii) owned by Parent, Merger Sub, or any other direct or indirect wholly owned Subsidiary of Parent issued immediately prior to the Effective Time shall by virtue of the Merger and without any action on the part of the holder thereof be canceled automatically and shall cease to exist and be issued and no consideration shall be delivered in exchange therefor nor any repayment of capital made in respect thereof.
(c)    Conversion of Company Shares. Subject to Section 3.01(b) and Section 3.04, each Company Share issued immediately prior to the Effective Time, other than any Company Share that is subject to any Company Award and any Company Share held by the Company as treasury shares, shall automatically be canceled and converted into and shall thereafter represent the right to receive an amount in cash equal to $37.50, without interest (the

“Merger Consideration”). Subject to Section 3.04, as of the Effective Time, all such Company Shares shall no longer be issued and shall automatically be canceled and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time evidenced any Company Shares (each, a “Certificate”) or uncertificated Company Shares represented by book-entry immediately prior to the Effective Time (each, a “Book-Entry Share”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration pertaining to the Company Shares represented by such Certificate or Book-Entry Share, as applicable, to be paid in consideration therefor, in accordance with Section 3.02(b) without interest.
(d)    5.625% PRD Preference Shares. Subject to Section 3.04, each 5.625% PRD Preference Share issued immediately prior to the Effective Time shall by virtue of the Merger and without any action on the part of the holder thereof be automatically converted into a fully paid preference share of the Surviving Company and shall be entitled to the same dividend and all other preferences and privileges, voting rights, relative, participating, optional and other special rights, and qualifications, limitations and restrictions set forth in the certificate of designations applicable to the 5.625% PRD Preference Shares, which certificate of designations shall remain at and following the Effective Time in full force and effect as an obligation of the Surviving Company in accordance with Section 109(2) of the Bermuda Companies Act.
(e)    5.625% PRE Preference Shares. Subject to Section 3.04, each 5.625% PRE Preference Share issued immediately prior to the Effective Time shall by virtue of the Merger and without any action on the part of the holder thereof be automatically converted into a fully paid preference share of the Surviving Company and shall be entitled to the same dividend and all other preferences and privileges, voting rights, relative, participating, optional and other special rights, and qualifications, limitations and restrictions set forth in the certificate of designations applicable to the 5.625% PRE Preference Shares, which certificate of designations shall remain at and following the Effective Time in full force and effect as an obligation of the Surviving Company in accordance with Section 109(2) of the Bermuda Companies Act.
(f)    7.000% PRF Preference Shares. Subject to Section 3.04, each 7.000% PRF Preference Share issued immediately prior to the Effective Time shall by virtue of the Merger and without any action on the part of the holder thereof be automatically converted into a fully paid preference share of the Surviving Company and shall be entitled to the same dividend and all other preferences and privileges, voting rights, relative, participating, optional and other special rights, and qualifications, limitations and restrictions set forth in the certificate of designations applicable to the 7.000% PRF Preference Shares, which certificate of designations shall remain at and following the Effective Time in full force and effect as an obligation of the Surviving Company in accordance with Section 109(2) of the Bermuda Companies Act.
Section 3.02    Exchange Fund.
(a)    Paying Agent. Not less than ten (10) business days prior to the anticipated Closing Date, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the payment and delivery of the aggregate Merger Consideration payable to holders of Company Shares in accordance with this Article III and, in connection therewith, shall enter into an agreement with the Paying Agent prior to the Closing Date in a form reasonably acceptable to the Company. At or prior to the Closing, Parent shall deposit or cause to be deposited with the Paying Agent an amount in cash sufficient to pay the aggregate Merger Consideration payable to holders of Company Shares (such cash, and the cash referred to in the immediately following sentence, being hereinafter referred to as the “Exchange Fund”). For purposes of determining the aggregate amount to be so deposited, Parent shall assume that no shareholder of the Company shall exercise any right to appraisal of such shareholders’ Company Shares. Until terminated in accordance with Section 3.02(d), in the event the Exchange Fund is insufficient to make the payments contemplated by this Article III, Parent shall promptly deposit, or cause to be deposited, with the Paying Agent, by wire transfer of immediately available funds, an amount in cash such that the Exchange Fund becomes sufficient to make such payments. Pending its disbursement in accordance with this Section 3.02, the Exchange Fund shall be invested by the Paying Agent as directed by Parent in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services, or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $5,000,000,000. No investment losses resulting from investment of the funds deposited with the Paying Agent shall diminish the rights of any former holder of Company Shares to receive the Merger Consideration as provided herein or relieve Parent, the Surviving Company or the Paying Agent from promptly making the payments required by this Article III, and following any losses from any such investment, Parent shall promptly deposit with the Paying Agent by wire transfer of immediately available funds, for the benefit of the holders of Company Shares, an amount in cash equal to the amount of such losses, which additional funds will be held and disbursed in the same manner as funds initially deposited with the Paying Agent to make the payments contemplated by this Article III. The Exchange Fund shall not be used for any purpose, other than the payment to holders of Company Shares of the Merger Consideration or payment to the Surviving Company as contemplated in Section 3.02(d).
(b)    Letter of Transmittal; Exchange of Company Shares. As soon as practicable after the Effective Time (but in no event later than three (3) business days after the Effective Time), the Surviving Company or Parent shall direct the Paying Agent to mail to each holder of record of a Certificate a customary form of letter of transmittal (which shall specify that payment shall only be received upon prior delivery of a Certificate), together with instructions thereto, setting forth, inter alia, the procedures by which holders of Certificates may receive the Merger Consideration. Upon the completion of such applicable procedures by a holder of Certificates and the surrender of such holder’s Certificates, and without any action by any holder of record of Book-Entry Shares, the Paying Agent shall deliver to such holder (other than any holder of Company Shares representing Dissenting Shares), (A) in the case of Book-Entry Shares, a notice of the effectiveness of the Merger and (B) cash in an amount equal to the number of Company Shares represented by such Certificate or Book-Entry Shares immediately prior to the Effective Time multiplied by the Merger Consideration, and such Certificates or Book-Entry Shares shall forthwith be canceled. If payment of the Merger Consideration is to be made to a Person, other than the Person in whose name a Certificate surrendered is registered, it shall be a condition of payment that (x) the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (y) the Person requesting such payment shall have established to the reasonable satisfaction of Parent that any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder either have been paid or are not applicable. Until satisfaction of the applicable procedures contemplated by this Section 3.02 and subject to Section 3.04, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration. No interest shall be paid or shall accrue on the cash payable with respect to Company Shares pursuant to this Article III.
(c)    Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Company, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Surviving Company shall cause the Paying Agent to pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration.
(d)    Termination of Exchange Fund. At any time following the first anniversary of the Closing Date, the Surviving Company shall be entitled to require the Paying Agent to deliver to it any portion of the Exchange Fund (including any interest received with respect thereto) that had been delivered to the Paying Agent and which has not been disbursed to former holders of Company Shares, and thereafter such former holders shall be entitled to look only to Parent and the Surviving Company for, and Parent and the Surviving Company shall remain liable for, payment of their claims of the Merger Consideration. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of Parent or its designee, free and clear of all claims or interest of any Person previously entitled thereto.
(e)    No Liability. Notwithstanding anything to the contrary contained in this Agreement, none of the parties, the Surviving Company or the Paying Agent shall be liable in any way whatsoever to any Person for Merger Consideration delivered to a public official or Governmental Authority pursuant to any applicable state, federal, foreign or other abandoned property, escheat or similar Law.
(f)    Transfer Books; No Further Ownership Rights in Company Shares. The Merger Consideration paid in respect of each Company Share in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares previously represented by such Certificates or Book-Entry Shares, subject to Section 3.04. At the Effective Time, the share transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the share transfer books of the Surviving Company of Company Shares that were issued immediately prior to the Effective Time. From and after the Effective Time, the holders of Company Shares formerly represented by Certificates or Book-Entry Shares immediately prior to the Effective Time shall cease to have any rights with respect to such underlying Company Shares, except as otherwise provided for herein or by applicable Law. Subject to the last sentence of Section 3.02(d), if, at any time after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Company for any reason, they shall be canceled and exchanged as provided in this Article III.

(g)    Withholding Taxes. Parent, the Surviving Company and the Paying Agent (without duplication) shall be entitled to deduct and withhold or cause to be deducted and withheld from the amounts otherwise payable pursuant to this Agreement (including in respect of Company Plans or Company Awards) such amounts as are required to be deducted and withheld with respect to the making of such payment under (i) the Code, or under any provision of other applicable Tax Law or (ii) pursuant to the terms of any Company Plan or Company Award; provided that Parent shall use commercially reasonable efforts to notify the Company prior to the date on which such withholding is anticipated to occur (except for any compensatory payments or backup withholding). Any such amounts that are so deducted and withheld from the amounts otherwise payable pursuant to this Agreement pursuant to the preceding sentence shall be timely paid over to the appropriate Governmental Authority in accordance with applicable Law. To the extent amounts are so withheld and paid over to the appropriate Governmental Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.
Section 3.03    Company Equity Awards.
(a)    Prior to the Effective Time, the Company Board (or, if appropriate, any duly authorized committee thereof administering the Company Share Plan) shall adopt such resolutions and take all such other actions as may be required to provide the following, effective upon the Effective Time:
(i)    each stock option award granted under the Company Share Plan (a “Company Option Award”) that is outstanding and unexercised immediately prior to the Effective Time that has an exercise price per Company Share less than the Merger Consideration shall be canceled and converted into a contingent right to receive from the Company or its Affiliates an aggregate amount in cash, without interest, equal to the product of (x) the amount by which the Merger Consideration exceeds the applicable exercise price per Company Share of the Company Option Award times (y) the number of Company Shares subject to such Company Option Award for which the Merger Consideration exceeds the applicable exercise price per Company Share, less applicable Taxes and authorized deductions (a “Restricted Option Award”);
(ii)    each Company Option Award, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time and that has an exercise price per Company Share that is equal to or greater than the Merger Consideration shall, by virtue of the Merger and without further action on the part of the holder thereof, be canceled without the payment of consideration; and
(iii)    each restricted share unit award granted under the Company Share Plan (a “Company RSU Award”) that is outstanding immediately prior to the Effective Time shall be canceled and converted into a contingent right to receive from the Company or its Affiliates an aggregate amount in cash, without interest, equal to the product of (x) the Merger Consideration times (y) the number of Company Shares subject to such Company RSU Award that had not previously been settled, less applicable Taxes and authorized deductions (together with the Restricted Option Awards, the “Restricted Cash Awards”).

(b)    Each Restricted Cash Award converted pursuant to Section 3.03(a) shall continue to have, and shall be subject to, the same terms and conditions, including vesting terms and conditions, as applied to the corresponding Company Option Award or Company RSU Award, as applicable, immediately prior to the Effective Time; provided, however, that notwithstanding the terms of the corresponding Company Option Award, the vested portion of each Restricted Option Award shall be paid out in cash within fifteen (15) days after the applicable vesting date or event with respect to such vested portion of the Restricted Option Award; provided, further, that notwithstanding anything in the Company Share Plan or any award agreement thereunder to the contrary, if an individual’s employment or service is terminated by the Company or its Affiliates without Cause (as defined in the form of Share Option Agreement under the Company Share Plan) on or following the Effective Time, all Restricted Cash Awards then-held by such individual will vest in full and be paid within sixty (60) days following the date of such individual’s termination of employment or service, subject to such individual’s execution and non-revocation of a release of claims in favor of the Company and its Affiliates.
(c)    Prior to the Effective Time, the Company Board (or, if appropriate, any duly authorized committee thereof administering the Company Share Plan) shall adopt such resolutions and take all such other actions as may be required to terminate the Company Share Plan, effective upon the Effective Time. From and after the Effective Time, holders of Company Awards shall cease to have any rights with respect thereto, except the right to receive the Restricted Cash Awards contemplated by this Section 3.03.
Section 3.04    Shares of Dissenting Holders.
(a)    At the Effective Time, all Dissenting Shares shall automatically be canceled and, unless otherwise required by applicable Law, converted into the right to receive the Merger Consideration pursuant to Section 3.01(c) with respect to Company Shares, the preferred shares of the Surviving Company as described in Section 3.01(d) with respect to 5.625% PRD Preference Shares, the preferred shares of the Surviving Company as described in Section 3.01(e) with respect to 5.625% PRE Preference Shares or the preferred shares of the Surviving Company as described in Section 3.01(f) with respect to 7.000% PRF Preference Shares, and any holder of Dissenting Shares shall, in the event that the fair value of a Dissenting Share as appraised by the Supreme Court of Bermuda under Section 106(6) of the Bermuda Companies Act (the “Appraised Fair Value”) is greater than, the Merger Consideration with respect to Company Shares, the value of the preferred shares of the Surviving Company as described in Section 3.01(d) with respect to 5.625% PRD Preference Shares, the value of the preferred shares of the Surviving Company described in Section 3.01(e) with respect to 5.625% PRE Preference Shares, or the value of the preferred shares of the Surviving Company, as described in Section 3.01(f) with respect to 7.000% PRF Preference Shares, be entitled to receive such difference from the Surviving Company by payment made within one (1) month after such Appraised Fair Value is finally determined pursuant to such appraisal procedure.
(b)    In the event that a holder fails to exercise, effectively withdraws or otherwise waives any right to appraisal (each, an “Appraisal Withdrawal”), such holder shall have no other rights with respect to such Dissenting Shares, other than as contemplated by Section 3.01.

(c)    The Company shall give Parent (i) written notice of (A) any demands for appraisal of Dissenting Shares or Appraisal Withdrawals and any other written instruments, notices, petitions or other communication received by the Company in connection with the foregoing and (B) to the extent that the Company has Knowledge thereof, any applications to the Supreme Court of Bermuda for appraisal of the fair value of the Dissenting Shares and (ii) to the extent permitted by applicable Law, the opportunity to participate with the Company in any settlement negotiations and proceedings with respect to any demands for appraisal under the Bermuda Companies Act. The Company shall not, without the prior written consent of Parent, voluntarily make any payment with respect to, offer to settle, or settle any such demands or applications, or waive any failure to timely deliver a written demand for appraisal or to timely take any other action to exercise appraisal rights in accordance with the Bermuda Companies Act. Payment of any amount payable to holders of Dissenting Shares shall be the obligation of the Surviving Company.
Section 3.05    Adjustments. Notwithstanding any provision of this Article III to the contrary, if, between the date of this Agreement and the Effective Time, the issued Company Shares shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any share dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, the Merger Consideration shall be appropriately adjusted to reflect such share dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
The Company hereby represents and warrants to Parent and Merger Sub that, as of the date hereof and as of the Closing Date, except as (A) set forth in the disclosure letter delivered by the Company to Parent and Merger Sub on the date of this Agreement (the “Company Disclosure Letter”) (it being understood that any information set forth on one section or subsection of the Company Disclosure Letter shall be deemed to apply to and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement or the Company Disclosure Letter to the extent that it is reasonably apparent that such information is relevant to such other section or subsection) or (B) disclosed in any report, schedule, form, statement or other document (including exhibits) filed with, or furnished to, the SEC since January 1, 2024 by the Company and publicly available at least one (1) business day prior to the date of this Agreement (the “Filed SEC Documents”), other than disclosure contained in the “Risk Factors” or “Forward-Looking Statements” sections of such Filed SEC Documents or that otherwise constitute risk factors or forward-looking statements, to the extent it is reasonably apparent on its face that such disclosure would be applicable to the applicable representation and warranty; provided, however, that the disclosures therein shall not be deemed to qualify any representations and warranties made in Section 4.02, Section 4.03(a), Section 4.03(b), Section 4.14, Section 4.16, the first sentence of Section 4.23, or the first sentence of Section 4.24:
Section 4.01    Organization; Standing.

(a)    The Company is an exempted company duly incorporated, validly existing and in good standing under the Laws of Bermuda. The Company has all requisite power and authority necessary to carry on its business as it is now being conducted, and to own, lease and operate its assets and properties in all material respects. The Company is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not constitute a Material Adverse Effect or would not, or would not reasonably be expected to, prevent or materially delay, hinder, or impair (i) the consummation by the Company of the Transactions on a timely basis (and in any event prior to the Walk-Away Date) or (ii) the compliance by the Company with its obligations under this Agreement. A copy of each of the Company Organizational Documents is included as an exhibit in the Company’s F-1/A Registration Statement filed on April 29, 2025. The Company is not in violation of the Company Organizational Documents, and no Subsidiary of the Company is in violation of any of its Organizational Documents, except, in each case, as would not be material to the Company and its Subsidiaries, taken as a whole.
(b)    Each of the Company’s Subsidiaries is duly incorporated or organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its incorporation or organization, except where the failure to be so incorporated or organized, existing and in good standing would not constitute a Material Adverse Effect.
Section 4.02    Capitalization.
(a)    The authorized share capital of the Company consists of $977,168.37 divided into 750,000,000 Class A ordinary shares of par value $0.001 each and 150,000,000 preference shares of par value $0.0015144558. At the close of business on August 26, 2025 (the “Capitalization Date”), (i) 91,838,366 Company Shares were issued, (ii) 10,000,000 5.625% PRD Preference Shares were issued, (iii) 10,000 5.625% PRE Preference Shares were issued, (iv) 9,000 7.000% PRF Preference Shares were issued, (v) no Company Shares were held by the Company as treasury shares or held by its Subsidiaries, (vi) 770,820 Company Shares were issuable in respect of outstanding Company RSU Awards; provided, that, in the case of this clause (vi), as of the date hereof, the number of Company Shares issuable in respect of outstanding Company RSU Awards is as of the close of business on August 22, 2025 and this clause (vi) shall be automatically deemed to include the number of Company Shares issuable in respect of outstanding Company RSU Awards as of the Capitalization Date when such information is delivered to Parent with effect from the date of this Agreement (and the Company shall deliver such information to Parent within five (5) business days of the date hereof) and (vii) 626,727 Company Shares were subject to Company Option Awards; provided, that, in the case of this clause (vii), as of the date hereof, the number of Company Shares issuable in respect of outstanding Company Option Awards is as of the close of business on August 22, 2025 and this clause (vii) shall be automatically deemed to include the number of Company Shares issuable in respect of outstanding Company Option Awards as of the Capitalization Date when such information is delivered to Parent with effect from the date of this Agreement (and the Company shall deliver such information to Parent within five (5) business days of the date hereof). Since the Capitalization Date through the date of this Agreement, other than in connection with the vesting, settlement or exercise of Company Awards outstanding on the Capitalization Date and included in the second sentence of this Section 4.02(a), neither the Company nor any of its Subsidiaries has issued any Company Securities. As of the Capitalization Date, the Apollo Holders are the record and beneficial owners of 75,418,220 Company Shares, which represents at least the majority of the voting power of the holders of Shares, and none of such voting power is limited by the voting cutback provisions contained in bye-laws 63-67 of the Company Bye-Laws.
(b)    Except as set forth in Section 4.02(a), as of the Capitalization Date, there were no issued Company Shares or other equity or voting interests in the Company. As of the date of this Agreement, there are (i) no issued securities of the Company (other than the Company RSU Awards and Company Option Awards) convertible into or exchangeable for Shares or other equity or voting interests in the Company, (ii) no issued or outstanding options, warrants, rights or other commitments or agreements (other than the Company RSU Awards and Company Option Awards) to acquire from the Company, or that obligate the Company to issue, any Shares or other equity or voting interests in, or any securities convertible into or exchangeable for Shares or other equity or voting interests in the Company, (iii) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security, or other similar agreement or commitment relating to any Shares, or other equity or voting interests in, the Company and (iv) no other obligations (other than the Company RSU Awards) by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities or dividends paid thereon. Other than in connection with the Company Awards outstanding on the Capitalization Date, there are no outstanding agreements or instruments of any kind that obligate the Company or any of its Subsidiaries to repurchase, redeem, or otherwise acquire any Company Securities (or obligate the Company to grant, extend or enter into any such agreements relating to any Company Securities) or that grant from the Company or any of its Subsidiaries any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Securities. With respect to each Company Award outstanding as of the Capitalization Date, Section 4.02(b) of the Company Disclosure Letter sets forth (i) the name or identification number of the holder of such Company Award, (ii) the type of award, (iii) the number of Company Shares subject to such Company Award, (iv) the grant date of such Company Award, (v) the exercise price per Company Share of such Company Award and (vi) the Company Share Plan under which such Company Award was granted. Except as described in this Section 4.02, no direct or indirect Subsidiary of the Company owns any Company Securities. Other than with respect to the voting rights and obligation to pay dividends in respect of the 5.625% PRD Preference Shares, the 5.625% PRE Preference Shares and the 7.000% PRF Preference Shares set forth in the respective certificates of designation of each series included as exhibits to the Company’s Registration Statement on Form F-1/A filed with the SEC on April 29, 2025, none of the Company or any Subsidiary of the Company is a party to any shareholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Company Securities or any other agreement relating to the disposition, voting or dividends with respect to any Company Securities. All issued Company Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. There are no accrued or unpaid dividends or dividend equivalent rights with respect to any Company Shares or Company RSU Awards.

(c)    Each issued and outstanding share, share capital or share of capital stock of each Subsidiary of the Company that is held, directly or indirectly, by the Company is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. All of the issued and outstanding shares, share capital or shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Company (except for directors’ qualifying shares or the like) are owned, directly or indirectly, beneficially and of record, by the Company, free and clear of all Liens and material transfer restrictions, except for such Liens and transfer restrictions of general applicability as may be provided under the Securities Act, other applicable securities Laws, or Insurance Laws (including any restriction on the right to vote, sell, or otherwise dispose of such shares, share capital or shares of capital stock) and there are no subscriptions, options, warrants, rights, calls, contracts or other commitments, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase or sale of any shares, share capital or shares of capital stock or other equity or voting interests of any Subsidiary of the Company, including any right of conversion or exchange under any outstanding security, instrument or agreement, and agreement granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights (to Persons other than the Company or any Subsidiary of the Company) with respect to any securities of any Subsidiary of the Company. None of the Subsidiaries of the Company has any outstanding equity compensation plans relating to the share capital of, or other equity or voting interests in, any Subsidiary of the Company.
(d)    The Company Shares, the 5.625% PRD Preference Shares, the 5.625% PRE Preference Shares and the 7.000% PRF Preference Shares constitute the only issued classes of equity securities of the Company and its Subsidiaries registered under the Exchange Act.
(e)    Section 4.02(e) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of the name and jurisdiction of incorporation or organization of each Subsidiary of the Company.
Section 4.03    Authority; Noncontravention; Voting Requirements.
(a)    The Company has all necessary power and authority to execute and deliver this Agreement and the Statutory Merger Agreement and, subject to obtaining the Company Shareholder Approval, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement, and the Statutory Merger Agreement, and the consummation by the Company of the Transactions, have been duly authorized and approved by the Company Board, and, except for obtaining the Company Shareholder Approval, executing and delivering the Statutory Merger Agreement and filing the Merger Application with the Registrar pursuant to the Bermuda Companies Act, no other proceeding on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the Statutory Merger Agreement and the consummation by the Company of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, rehabilitation, conservatorship, liquidation, receivership and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally, and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (clauses (i) and (ii) together, the “Bankruptcy and Equity Exception”).
(b)    As of the date of this Agreement, the Company Board has, by a unanimous vote of all directors, adopted resolutions whereby it has (i) determined that the Merger Consideration constitutes fair value for each Company Share in accordance with the Bermuda Companies Act, (ii) determined that the preference shares of the Surviving Company as described in Section 3.01(d) constitute fair value for each 5.625% PRD Preference Share in accordance with the Bermuda Companies Act, (iii) determined that the preference shares of the Surviving Company as described in Section 3.01(e) constitute fair value for each 5.625% PRE Preference Share in accordance with the Bermuda Companies Act, (iv) determined that the preference shares of the Surviving Company as described in Section 3.01(f) constitute fair value for each 7.000% PRF Preference Share in accordance with the Bermuda Companies Act, (v) determined that the Merger, on the terms and subject to the conditions set forth herein, is fair to, and in the best interests of, the Company, and after having received financial and legal advice, (vi) approved the Merger, this Agreement and the Statutory Merger Agreement, and (vii) resolved, subject to Section 6.02, to recommend approval of the Merger, this Agreement and the Statutory Merger Agreement to the Company’s shareholders (such recommendation, the “Company Board Recommendation”).
(c)    Neither the execution and delivery of this Agreement or the Statutory Merger Agreement by the Company, nor the consummation by the Company of the Transactions, nor performance or compliance by the Company with any of the terms or provisions hereof, will (i) contravene, conflict with or violate any provision of (A) the Company Organizational Documents or (B) the similar Organizational Documents of any of the Company’s Subsidiaries, (ii) assuming (A) compliance with the matters set forth in Section 5.02(c) (other than Section 5.02(c)(ii)(A)) (and assuming the accuracy of the representations and warranties made in such Section 5.02(c)), (B) that the actions described in Section 4.03(a) have been completed, (C) that the Consents referred to in Section 4.04 and the Company Shareholder Approval are obtained, and (D) that the filings referred to in Section 4.04 are made and any waiting periods thereunder have terminated or expired, in the case of each of the foregoing clauses (A) through (D), prior to the Effective Time, violate any Law, writ, injunction, directive, judgment, decree or order applicable to the Company or any of its Subsidiaries, or (iii) (x) with or without notice, violate or constitute a breach of or default under any of the terms, conditions or provisions of, or give rise to a right of termination, modification, acceleration or cancellation under, any Material Contract or Ceded Reinsurance Contract or accelerate the Company’s or, if applicable, any of its Subsidiaries’ rights or obligations under any such Material Contract or Ceded Reinsurance Contract or (y) result in the creation of any Lien (other than any Permitted Lien) on any properties or assets of the Company or any of its Subsidiaries, except, in the case of clauses (i)(B), (ii) and (iii), as would not constitute a Material Adverse Effect or would not, or would not reasonably be expected to, individually or in the aggregate, prevent or materially delay, hinder, or impair (1) the consummation by the Company of the Transactions on a timely basis (and in any event prior to the Walk-Away Date) or (2) the compliance by the Company with its obligations under this Agreement.
(d)    The Company Shareholder Approval is the only vote or approval of the holders of any class or series of shares of the Company or any of its Subsidiaries that is necessary to approve this Agreement, the Transactions, the Statutory Merger Agreement and the Merger.
Section 4.04    Governmental Approvals. Except for (a) compliance with the rules and regulations of the NYSE, (b) the filing of the Merger Application with the Registrar pursuant to the Bermuda Companies Act, (c) the approval of the Bermuda Monetary Authority pursuant to the Exchange Control Act 1972 regarding the change of ownership of the Company, (d) filings required under, and compliance with other applicable requirements of, the HSR Act and such other Consents, filings, declarations or registrations as are required to be made or obtained under any other Antitrust Laws set forth on Schedule I, (e) compliance with any applicable state securities or blue sky Laws, (f) approvals, filings and notices under all applicable Insurance Laws as set forth in Section 4.04 of the Company Disclosure Letter (the “Company Insurance Approvals”), and (g) the Parent Insurance Approvals (assuming the accuracy of the representations and warranties made in Section 5.03(f) and the completeness of Section 5.03 of the Parent Disclosure Letter), no Consent of, or filing, declaration or registration with, or notification to, or waiver from, any Governmental Authority is necessary for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder, and the consummation by the Company of the Transactions, other than such other Consents, filings, declarations or registrations that, if not obtained, made or given, would not constitute a Material Adverse Effect or would not, or would not reasonably be expected to, individually or in the aggregate, prevent or materially delay, hinder, or impair (i) the consummation by the Company of the Transactions on a timely basis (and in any event prior to the Walk-Away Date) or (ii) the compliance by the Company with its obligations under this Agreement.
Section 4.05    Company SEC Documents; Undisclosed Liabilities.
(a)    The Company has timely filed with or furnished to (as applicable) the SEC all reports, schedules, forms, statements and other documents required to be filed or furnished by the Company with the SEC pursuant to the Securities Act or the Exchange Act since January 1, 2024 (collectively, the “Company SEC Documents”). As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) or their respective SEC filing dates (in the case of all other Company SEC Documents), the Company SEC Documents complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (or, if amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no unresolved written comments from the SEC with respect to the Company SEC Documents.
(b)    The audited consolidated financial statements of the Company (including all related notes or schedules) included or incorporated by reference in the Company SEC Documents (the “Company Financial Statements”) complied as to form, as of their respective dates of filing with the SEC, in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP, consistently applied for the applicable period applied on a consistent basis during the periods involved (except (i) as may be indicated in the notes thereto or (ii) as permitted by Regulation S-X) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of operations and other comprehensive income (loss), changes in shareholders’ equity and cash flows for the periods shown. The Company SEC Documents include the unaudited, consolidated balance sheets of the Company and its consolidated Subsidiaries as of June 30, 2025, and the unaudited, consolidated statements of operations, changes in shareholders’ equity and cash flows for the three (3) and six (6) months ended June 30, 2025 (collectively, the “Unaudited Company Financial Statements”). The Unaudited Company Financial Statements were prepared in accordance with GAAP, consistently applied for the applicable period applied on a consistent basis during the periods involved except as permitted by rules and regulations of the SEC, and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof, except that the Unaudited Company Financial Statements do not contain all of the information and footnotes required by GAAP for complete financial statements and are subject to normal year-end adjustments.
(c)    Neither the Company nor any of its Subsidiaries has any liabilities of any nature (whether accrued, absolute, contingent, or otherwise), except liabilities (i) reflected or reserved against in the condensed balance sheet (or the notes thereto) of the Company and its Subsidiaries as of December 31, 2024, included in the Filed SEC Documents, (ii) incurred after December 31, 2024, in the ordinary course of business consistent with past practice, (iii) as contemplated by this Agreement or otherwise incurred in connection with the Transactions or (iv) that would not constitute a Material Adverse Effect.
(d)    The Company is in compliance in all material respects with the provisions of the Sarbanes-Oxley Act and the rules and regulations of the NYSE, in each case, that are applicable to the Company.
(e)    The Shareholder Written Resolution, 106(2) Notice and the Information Statement or Proxy Statement (as applicable) will comply as to form in all material respects with the requirements of applicable Law and will not, at the date it is first disseminated to the holders of the Shares, at the time of any amendment thereof or supplement thereto, and at the time of the Company Shareholders Meeting (if applicable), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub or any Affiliates thereof for inclusion or incorporation by reference in the Shareholder Written Resolution, the Information Statement or the Proxy Statement.
(f)    No material weaknesses exist with respect to the internal control over financial reporting of the Company that would be required to be disclosed by the Company pursuant to applicable rules and regulations of the SEC that has not been disclosed in the Filed SEC Documents as filed with or furnished to the SEC prior to the date hereof. The Company has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, designed to ensure that information required to be disclosed by the Company in the reports that it files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, including that information required to be disclosed by the Company in the reports that it files and submits under the Exchange Act is accumulated and communicated to management of the Company, as appropriate, to allow timely decisions regarding required disclosure. The Company has disclosed, based on its most recent evaluation, to the Company’s outside auditors and the audit committee of the Company Board, (i) all significant deficiencies and material weaknesses in the design and operation of internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has provided or made available to Parent copies of any such disclosure contemplated by clauses (i) and (ii) of the immediately preceding sentence made by management to the Company’s independent auditors and the audit committee of the Company Board since January 1, 2024 to the date of this Agreement.
(g)    Since January 1, 2024, (i) neither the Company nor any of its Subsidiaries has received any written complaint, allegation, assertion or claim, in each case material to the Company and its Subsidiaries, taken as a whole, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any credible complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws or breach of fiduciary duty by the Company, any of its Subsidiaries or their respective officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act.
(h)    There are no “off balance sheet arrangements” to which the Company or any of its Subsidiaries is a party that would be required to be disclosed by the Company pursuant to applicable rules and regulations of the SEC that has not been disclosed in the Filed SEC Documents as filed with or furnished to the SEC prior to the date hereof.
Section 4.06    Absence of Certain Changes. (a) From December 31, 2024, through the date of this Agreement, except for the execution, delivery and performance of this Agreement, the Transactions, and the discussions, negotiations and transactions related hereto and thereto, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practice and (b) since December 31, 2024 there has not been any Material Adverse Effect.
Section 4.07    Legal Proceedings. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, and would not, or would not reasonably be expected to, individually or in the aggregate, prevent or materially delay, hinder, or impair (a) the consummation by the Company of the Transactions on a timely basis (and in any event prior to the Walk-Away Date) or (b) the compliance by the Company with its obligations under this Agreement, there is no (i) pending or, to the Knowledge of the Company, threatened Action against the Company or any of its Subsidiaries (other than ordinary course claims made under or in connection with Contracts of insurance or reinsurance issued by the Company or any of its Subsidiaries) or (ii) outstanding Order imposed upon the Company or any of its Subsidiaries or, to the Knowledge of the Company, any director or officer of the Company or any of its Subsidiaries, in each case, by or before any Governmental Authority.
Section 4.08    Compliance with Laws; Permits.
(a)    The Company and each of its Subsidiaries are, and, since January 1, 2024, have been, in compliance in all material respects with all applicable Laws and Orders of Governmental Authorities and Permits. Since January 1, 2024, to the date hereof, neither the Company nor any of its Subsidiaries has received any complaint, claim, investigation, written notification or, to the Knowledge of the Company, oral notification from any Governmental Authority of any alleged or actual material violation of Law or Order (or that it is being investigated or audited in connection therewith) applicable to the Company or any of its Subsidiaries or by which any of their respective businesses, operations, properties or assets are bound, except as would not constitute a Material Adverse Effect and would not, or would not reasonably be expected to, prevent or materially delay, interfere with, hinder, or impair (i) the consummation by the Company of the Transactions on a timely basis (and in any event prior to the Walk-Away Date) or (ii) the compliance by the Company with its obligations under this Agreement. No Governmental Authority has instituted, implemented, taken or threatened in writing to take, and to the Knowledge of the Company, no Governmental Authority intends to take, any other action the effect of which would constitute a Material Adverse Effect.
(b)    The Company and each of its Subsidiaries hold, and, since January 1, 2024, have held, all material licenses, franchises, permits, certificates, approvals, authorizations and registrations from Governmental Authorities necessary for the lawful conduct of their respective businesses (collectively, “Permits”). All Permits are, and, since January 1, 2024, have been, in full force and effect in all material respects and the Company and each Company Insurance Subsidiary is, and since January 1, 2024, has been, in compliance in all material respects with the terms and requirements of its Permits, except, in each case, where the failure to hold such Permit or the failure of such Permit to be in full force and effect would not constitute a Material Adverse Effect or would not, or would not reasonably be expected to, individually or in the aggregate, prevent or materially delay, hinder, or impair (i) the consummation by the Company of the Transactions on a timely basis (and in any event prior to the Walk-Away Date) or (ii) the compliance by the Company with its obligations under this Agreement. Except as would not, or would not reasonably be expected to, result in material liability to the Company and its Subsidiaries, taken as a whole, there are no, and since January 1, 2024, there have been no, Actions pending or, to the Knowledge of the Company, threatened that assert any violation of any such Permit or seek the revocation, cancellation, suspension, limitation or adverse modification of any such Permit. Except as would not, or would not reasonably be expected to, result in material liability to the Company and its Subsidiaries, taken as a whole, since January 1, 2024, none of the Company or any Company Insurance Subsidiary has received any written notice alleging that the Company or such Company Insurance Subsidiary is not in compliance with, or has violated, any such Permit, notifying the Company or any Company Insurance Subsidiary of the revocation or withdrawal of any such Permit or imposing any condition, limitation, modification, amendment, cancellation or termination of any such Permit.
(c)    The Company and each of its Subsidiaries is in compliance in all material respects with (i) the Foreign Corrupt Practices Act of 1977, as amended (including its provisions relating to the accuracy of books and records and maintenance of internal controls sufficient to prevent bribery), (ii) the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Public Officials in International Business Transactions and legislation implementing such convention, (iii) the United Kingdom Bribery Act of 2010, (iv) the Bermuda Bribery Act 2016 and (v) all other similar Laws, writs, injunctions, directives, judgments, decrees or orders to which the Company or its Subsidiaries are subject relating to anti-corruption compliance (collectively, the “Anti-Corruption Laws”).
(d)    For the past three (3) years, none of the Company and its Subsidiaries nor, to the Knowledge of the Company, any director, officer, agent or employee of the Company or any of its Subsidiaries (i) is or has been a Sanctioned Person, (ii) has violated any applicable Sanctions or (iii) has engaged in any business or financial arrangement with any Sanctioned Person or Sanctioned Territory. The Company and its Subsidiaries have, for the past three (3) years, maintained policies and procedures designed to ensure compliance by the Company and its Subsidiaries, and their respective directors, officers, employees, agents and other Persons acting on behalf of any of them, with applicable Sanctions.
(e)    For the past three (3) years, the Company has been in compliance in all material respects with applicable Anti-Money Laundering Laws and Customs and Trade Laws.
(f)    No Action or, to the Knowledge of the Company, investigation, inquiry or enforcement proceeding by or before any Governmental Authority involving the Company, any of its Subsidiaries or, to the Knowledge of the Company, their respective directors, officers, employees or agents, acting on behalf of or for the benefit of the Company or any of its Subsidiaries (each in their capacity as such), with respect to Anti-Money Laundering Laws, Anti-Corruption Laws, Sanctions or Customs and Trade Laws is, or in the last three (3) years, has been, pending or, to the Knowledge of the Company, threatened in writing.
(g)    The Company does not, directly or indirectly, engage in Covered Data Transactions subject to 28 C.F.R. Part 202.
(h)    The Company does not, directly or indirectly, produce, design, test, manufacture, fabricate, or develop one or more Critical Technologies, as that term is defined in 31 C.F.R. 800.215.
Section 4.09    Tax Matters.
(a)    The Company and each of its Subsidiaries have timely filed, or had timely filed on their behalf (taking into account any extension of time within which to file), all income and other material Tax Returns required to be filed by any of them with the appropriate Governmental Authority in all jurisdictions in which Tax Returns are required to be filed. All such filed Tax Returns (taking into account all amendments thereto) are true, correct and complete in all material respects and all income and other material Taxes owed by the Company and each of its Subsidiaries (whether or not shown as due on any Tax Return) have been fully and timely paid or have been adequately reserved against in accordance with GAAP and Applicable SAP.
(b)    The Company has not received written notice of any audits, claims, assessments, administrative or judicial proceedings pending or threatened regarding any material Taxes of any of the Company or its Subsidiaries, and no Taxing Authority has assessed or asserted in writing any deficiency of any material Taxes against any of the Company or its Subsidiaries with respect to any Tax period for which the period of assessment or collection remains open, except for deficiencies that have been satisfied by payment in full, settled or withdrawn, or that have been adequately reserved for in accordance with GAAP and Applicable SAP and is reserved against in the condensed balance sheet of the Company and its Subsidiaries as of December 31, 2024, included in the Filed SEC Documents.
(c)    The charges, accruals and reserves for Taxes with respect to the Company and its Subsidiaries reflected on the books of the Company and its Subsidiaries (excluding any provision for deferred income taxes) are adequate to cover Tax liabilities accruing through the end of the last period for which the Company and its Subsidiaries have recorded items on their respective books, and since the end of the last period for which the Company and its Subsidiaries have recorded items on their respective books, neither the Company nor any of its Subsidiaries has incurred any material Tax liability, engaged in any material transaction affecting Taxes of the Company or its Subsidiaries or taken any other material action affecting Taxes of the Company or its Subsidiaries, other than in the ordinary course of business.
(d)    Neither the Company nor any of its Subsidiaries is (i) a domestic corporation as a result of the application of Section 7874(b) of the Code or (ii) a surrogate foreign corporation (within the meaning of Section 7874(a) of the Code).
(e)    The Company and each of its Subsidiaries have complied in all material respects with all applicable Laws relating to information reporting and the collection and withholding of Taxes from employees or former employees, customers, service providers, creditors, shareholders and other third parties and have duly withheld and paid over to the appropriate Governmental Authority all Taxes required to be so withheld and paid over within the time limits prescribed by applicable Laws.
(f)    There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries that are material in scope or amount, other than Permitted Liens.
(g)    Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to an assessment or deficiency for Taxes, which waiver or agreement, as applicable, remains in effect (other than pursuant to automatic extensions of time to file Tax Returns obtained in the ordinary course of business).

(h)    Neither the Company nor any of its Subsidiaries has entered into or requested a “closing agreement” as described in Section 7121 of the Code, or a settlement deed or other binding agreement with any Taxing Authority relating to Taxes of the Company or any of its Subsidiaries, nor has been issued or applied for any private letter ruling, technical advice memorandum, clearance, consent or similar agreement or ruling by any Taxing Authority.
(i)    Neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority in a jurisdiction in which the Company or any of its Subsidiaries does not file a particular Tax Return that the Company or any of its Subsidiaries is or may be subject to particular Tax by or required to file or be included in a particular Tax Return in that jurisdiction that has not been resolved. Neither the Company nor any of its Subsidiaries is or has been treated as being resident for Tax purposes in a country other than the country in which it is organized and neither the Company nor any of its Subsidiaries has or has had any branch, agency or permanent establishment, as defined in any applicable Tax treaty or convention, or otherwise has or has had an office or fixed place of business in a country, other than the country in which it is organized, in each case whether for domestic law purposes or pursuant to the application of any applicable Tax treaty or convention (and no Governmental Authority has ever sought to assert the same).
(j)    Neither the Company nor any of its Subsidiaries is or will become liable to discharge or make a payment in respect of a liability for any Tax that is the primary liability of another Person (including under U.S. Treasury Regulations Section 1.1502-6), as a transferee or successor or by Contract (other than any ordinary course Contract that does not relate principally to Taxes). Neither the Company nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined, unitary or similar Tax group, other than such a group of which it is presently a member. None of the Company or any of its Subsidiaries is a party to, or is bound by, any Tax sharing, allocation or indemnification Contract or arrangement that remains in effect (other than a Contract or arrangement exclusively between or among the Company and one or more of its Subsidiaries or customary gross-up or indemnity provisions in any credit agreement, employment agreement or similar commercial Contract, the primary purpose of which does not relate to Taxes).
(k)    Neither the Company nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code.
(l)    Neither the Company nor any of its Subsidiaries has (i) participated in any “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b)(2) or (ii) at any time entered into or been engaged in or been a party to or promoter of any scheme, transaction or arrangement that was required by Law to be specifically disclosed to any Taxing Authority or a main or dominant purpose or object of which was the avoidance or deferral of or the obtaining of a reduction in or other advantage in respect of a liability to Tax.
(m)    Neither the Company nor any of its Subsidiaries is required to include any material amount in income, or exclude any material item of deduction, after the Closing Date as a result of any (i) adjustment pursuant to Section 481(a) of the Code with respect to a change in accounting method that occurred before the Closing Date, (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or before the Closing Date, (iv) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of applicable U.S. state or local Tax Law), (v) prepaid amount received outside the ordinary course of business before the Closing Date, (vi) election under Section 108(i) of the Code, (vii) adjustment in the methodology of discounting unpaid losses under Sections 846 of the Code or (viii) change in the basis for determining any item referred to in Section 807(c) of the Code. Neither the Company nor any of its Subsidiaries has any liability to pay Tax in any Tax period (or portion thereof) ending after the Closing Date as a result of an election under Section 965(h) of the Code.
(n)    All transactions or arrangements involving the Company and/or any of its Subsidiaries and any related person (including any transactions or arrangements between the Company and any of its Subsidiaries) have been undertaken on arm’s-length terms, and the Company and each of its Subsidiaries has in its possession or under its control evidence and records sufficient to demonstrate (to the extent required by Tax Law) that all transactions or arrangements entered into by the Company and each of its Subsidiaries with any Person connected for Tax purposes were entered into or are on arm’s-length terms.
(o)    Each Company Insurance Subsidiary that is treated as a “domestic corporation” for U.S. federal income tax purposes is subject to Tax under Section 832 of the Code and does not hold any life insurance reserves within the meaning of Section 816(b) of the Code.
(p)    Neither the Company nor any of its Subsidiaries organized outside of the United States has made an election under Section 953(d) of the Code to be treated as a domestic corporation.
(q)    Each of the Company and its Subsidiaries that is a taxable person for VAT purposes has duly and timely registered for VAT purposes but neither the Company nor any of its Subsidiaries is or has been treated for VAT purposes as being a member of any group of companies which included a company that is not the Company or a Subsidiary of the Company.
(r)    The Ultimate Parent Entity (as such term is understood for the purposes of the CBCR Regulations) of the Company and its Subsidiaries has in accordance with applicable CBCR Regulations filed a country-by-country report to the relevant Taxing Authority.
(s)    Each Subsidiary of the Company that is a “qualifying company” or member of a “qualifying group” within the meaning of Schedule 19 to the Finance Act 2016 of the United Kingdom (“Schedule 19”) has, or the head of its group or sub-group has, in accordance with Schedule 19 published its tax strategy (as defined in Schedule 19) and has carried out its Tax affairs in accordance with such published tax strategy.
(t)    All documents that are required to establish the title to any asset of the Company or any of its Subsidiaries or under which the Company or any of its Subsidiaries has any rights to any asset and which are liable to stamp duty have been duly stamped and, where required, stamped by the relevant Taxing Authority.
(u)    No agreements or joint elections have been made by the Company or any of its Subsidiaries with any current, former or proposed employees or directors (or any nominees or associates of such employees or directors) for the reimbursement or transfer of employer National Insurance contributions (or any similar liability in another jurisdiction).
(v)    In relation to the issuance or acquisition prior to the Closing Date of any employment-related securities (as defined for the purposes of Part 7 of ITEPA 2003) or restricted securities or restricted interests in securities (as defined for the purposes of section 423 of ITEPA 2003) where the acquirer or a person associated with the acquirer is, has been or will be an employee, director or officer of the Company or any of its Subsidiaries, (i) all such acquisitions of restricted securities or restricted interests in securities have been the subject of a valid election under section 431(1) of ITEPA 2003 (where such person was a UK tax resident) or an equivalent election (if any) in such person’s jurisdiction of tax residence (where such person is not UK tax resident), all such elections have been retained by the Company or the relevant Subsidiary of the Company, and the Company or the relevant Subsidiary of the Company has complied with all applicable PAYE obligations (or overseas equivalents) arising in connection with the making of such elections, (ii) neither the Company nor any of its Subsidiaries will become liable to pay any Taxes as a result of the application of Chapter 4 of Part 7 of ITEPA 2003 to any benefit received after the Closing Date in respect of employment-related securities acquired prior to the Closing Date as a result of anything done prior to the Closing Date, and (iii) neither the Company nor any of its Subsidiaries has at any time done anything which has increased or reduced or may increase or reduce the market value of employment-related securities to which Chapters 3A or 3B of ITEPA 2003 will apply.
Section 4.10    Employee Benefits.
(a)    Section 4.10(a) of the Company Disclosure Letter sets forth a list, as of the date of this Agreement, of each material Company Plan. With respect to each material Company Plan, the Company has made available to Parent copies (to the extent applicable) of (i) the plan document, including any amendments thereto, other than any document that the Company or any of its Subsidiaries is prohibited from making available to Parent as the result of applicable Law relating to the safeguarding of data privacy, (ii) the most recent summary plan description for each such Company Plan for which such summary plan description is required by applicable Law and all summaries of material modifications thereto, (iii) each trust, insurance or group annuity contract or other funding vehicle, (iv) the three most recent annual reports on Form 5500 and all schedules and attachments thereto (if any), (v) the most recent IRS opinion or determination letter and (vi) all non-routine correspondence received from or provided to the Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or any other Governmental Authority, in each case, during the three (3) year period ending on the Closing Date.
(b)    Except as would not, or would not reasonably be expected to, result in material liability to the Company and its Subsidiaries, taken as a whole, (i) each Company Plan (including any related trust) has been established, operated and administered in compliance with its terms and applicable Laws and (ii) there are no existing circumstances or any events that have occurred (or failed to occur) that would reasonably be likely to result in any default under or violation of any Company Plan or applicable Laws. Each Company Pension Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified, has received a currently effective favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and to the Knowledge of the Company, no circumstances or any events have occurred that would reasonably be likely to cause the loss of any such qualification status of any such Company Pension Plan.
(c)    None of the Company or any of its Subsidiaries sponsors, maintains, contributes to, is required to contribute to or has any liability with respect to (including liability on account of an ERISA Affiliate) any plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code, including any “single employer” defined benefit plan, any “multiemployer plan” (each, as defined in Section 4001 of ERISA) or any “multiple employer plan” (as defined in Section 413 of the Code). None of the Company or any of its Subsidiaries sponsors, maintains, contributes to, is required to contribute to or has any material liability with respect to any “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA). During the last six (6) years, no material liability under (i) Title IV or Section 302 of ERISA or Sections 412 and 4971 of the Code or (ii) Section 4980B of the Code, Part 6 of Subtitle B of Title I of ERISA or any similar state or local Law (“COBRA”) as a result of a failure to comply with the continuation coverage requirements of such Laws, has, in either case, been incurred by the Company, any of its Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and no condition exists that presents a material risk to the Company, any of its Subsidiaries or any ERISA Affiliate of incurring any such liability. There has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Plan that would, or would reasonably be expected to, result in material liability to the Company or any of its Subsidiaries.
(d)    No Company Plan nor the Company or any of its Subsidiaries provides, or has an obligation to provide, health, medical, dental, life insurance or welfare benefits following retirement or other termination of employment to any current or former employee or other service provider or any of their respective dependents, in each case, except as required under COBRA or through the end of the month in which a termination of employment occurs.
(e)    There are no pending or, to the Knowledge of the Company, threatened claims, suits, investigations or audits involving any Company Plan (other than routine claims for benefits), except as would not, or would not reasonably be expected to, result in material liability to the Company and its Subsidiaries, taken as a whole.
(f)    None of the execution and delivery of this Agreement, shareholder or other approval of the Transactions nor the consummation of the Transactions, will, either alone or in combination with another event, (i) trigger any payment, benefit or funding (through a grantor trust or otherwise), accelerate the time of payment or vesting, or increase the amount of compensation or benefits due or payable to any current or former director, officer, employee or other individual service provider of the Company or any of its Subsidiaries, (ii) cause the Company to transfer or set aside any assets to fund any benefits under any Company Plan, or (iii) limit or restrict the right to amend, terminate or transfer the assets of any Company Plan on or following the Effective Time. The consummation of the Transactions (either alone or in combination with another event) will not result in any payments (or acceleration of vesting) or benefits constituting an “excess parachute payment” within the meaning of Section 280G of the Code. The Company and its Subsidiaries are not a party to, and are not otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of a Tax, interest or penalties imposed by Section 409A, 457A or 4999 of the Code (or any corresponding or similar provision of state Law).
(g)    Each Company Plan that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A is in material documentary compliance with the requirements of Section 409A, and the Company and its Subsidiaries have complied, in all material respects, in practice and operation with all applicable requirements of Section 409A and (ii) neither the Company nor its Subsidiaries have maintained, sponsored, been a party to, participated in or contributed to any plan, agreement or arrangement subject to the provisions of Section 457A of the Code. As of the date of this Agreement, the Company’s federal income tax return is not under examination by the IRS with respect to nonqualified deferred compensation.
(h)    Except as would not, or would not reasonably be expected to, result in material liability to the Company and its Subsidiaries, taken as a whole, each Company Plan that primarily covers current or former directors, officers or employees of the Company or any of its Subsidiaries based outside of the United States and/or that is subject to any Law other than United States federal, state or local Law (i) that is intended to qualify for special Tax treatment meets all requirements for such treatment, (ii) if required to be book reserved, funded or insured, is so reserved, funded or insured in compliance with applicable Laws and (iii) if required to be registered or approved by a non-U.S. Governmental Authority, has been registered or approved and has been maintained in good standing with the applicable regulatory authorities, and, to the Knowledge of the Company, there are no existing circumstances or any events that have occurred since the date of the most recent approval or application therefor relating to any such plan that would reasonably be likely to adversely affect any such approval or good standing.
(i)    Except as would not, or would not reasonably be expected to, result in material liability to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries has established, operates or has operated any employee benefit trust (other than any trust organized in the United States or a subdivision thereof). To the Knowledge of the Company, no employee benefit trust nor any other third party has made any payment or loan to, made available or transferred assets to, or earmarked any assets (however informally) for the benefit of any United Kingdom tax resident employee or former employee of the Company or any of its Subsidiaries (or any associate of such employee or former employee) that resulted in a relevant step having been taken and which gave rise to an amount of employment income for the purposes of Part 7A of ITEPA 2003.
(j)    Except as would not, or would not reasonably be expected to, result in material liability to the Company and its Subsidiaries, taken as a whole, the Company has identified all relevant employees covered by the remuneration regulations under Solvency II and has at all times complied with the requirements of such directive in the design, structure and payment of remuneration for such employees.

(k)    Except as would not, or would not reasonably be expected to, result in material liability to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries has ever (i) been an employer in relation to, participated in, or had any liability (whether prospective, contingent or otherwise) to or in respect of a pension scheme which is not a money purchase pension scheme, as defined under section 181(1) of the United Kingdom Pension Schemes Act 1993 or (ii) been an “associate” of or “connected” with (with the meanings given to them in sections 435 and 249 of the United Kingdom Insolvency Act 1986 respectively) any Person who is or has been an employer in relation to a pension scheme to which section 32, 43, 47 or 58 of the United Kingdom Pensions Act 2004 applies.
(l)    Except as would not, or would not reasonably be expected to, result in material liability to the Company and its Subsidiaries, taken as a whole, no Person has previously transferred to the Company or any of its Subsidiaries pursuant to the United Kingdom Transfer of Undertakings (Protection of Employment) Regulations 1981 or 2006 who, prior to such transfer, participated in a defined benefit pension scheme that made provision for benefits other than related to old age, invalidity or on death.
Section 4.11    Labor Matters.
(a)    The Company has provided or made available to Parent a complete and correct list of the following information for each Company Employee, as of the date hereof: (i) name or identification number; (ii) current job title; (iii) exempt/non-exempt status for U.S. wage and hour purposes if work location is the United States; (iv) date of hire (and, if different from date of hire, service date); (v) work location (city, state, country); (vi) employing entity; (vii) annual base rate of compensation and, if applicable, hourly wage rate; (viii) 2025 target for any commission, bonus or other incentive-based compensation; (ix) full-time or part-time status; (x) if the employee is currently on leave, the nature of the leave and anticipated return date; (xi) union status and, if the employee is a union employee, identity of his or her collective bargaining representative; (xii) if the employee is a foreign national working on a visa or other work authorization, type of visa or work permit and its status; and (xiii) whether such person is employed “at will” or subject to employment with advance notice obligations (and, if so, applicable notice period); provided, that in the case of this clause (xiii) such information shall be provided by the Company to Parent separately within ten (10) business days of the date hereof. Except as would not, or would not reasonably be expected to, result in material liability to the Company and its Subsidiaries, taken as a whole, all Company Employees are legally authorized to work in the country where they are located or assigned. Section 4.11(a) of the Company Disclosure Letter shall be updated (subject to Company’s obligations under Section 6.01(a)) and delivered to Parent no later than the Closing Date and no earlier than two (2) business days prior to the Closing Date.
(b)    Neither the Company nor any of its Subsidiaries is a party to, bound by, or in the process of negotiating any collective bargaining agreement, labor union contract, trade union agreement, works council agreement or other labor-related agreement or arrangement (each a “Collective Bargaining Agreement”) with any labor or trade union, labor organization, trades council, works council or other similar employee representative body (each a “Labor Organization”), and no employees of the Company or any of its Subsidiaries are represented by any Labor Organization. To the Knowledge of the Company, no Labor Organization or group of employees of the Company or its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. In the last three (3) years, (i) to the Knowledge of the Company there have been no activities or proceedings of any Labor Organization to organize any employees of the Company or any of its Subsidiaries, and (ii) there have been no actual or, to the Knowledge of the Company, threatened unfair labor practice charges, material grievances, material arbitrations, strikes, lockouts, slowdowns, work stoppages, picketing, hand billing or other labor disputes against or affecting the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries are required under applicable Law or Contract to provide notice to, or to enter into any consultation procedure with, any Labor Organization, prior to or otherwise in connection with the execution of this Agreement or the Transactions.
(c)    Since January 1, 2024, (i) the Company and its Subsidiaries have been, and currently are, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including all Laws respecting discrimination in employment, disability rights or benefits, equal opportunity, terms and conditions of employment, payroll, worker classification (including the proper classification of workers as contingent workers, independent contractors and consultants, and also as exempt or non-exempt for purposes of the Fair Labor Standards Act), wages and hours, holiday pay and the calculation of holiday pay, mandatory social security schemes, safety and health, child labor, immigration, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues, unemployment insurance and automated employment decision tools and other artificial intelligence, and (ii) there is and has been no material charge or complaint of discrimination in employment or employment practices against the Company or any of its Subsidiaries, including with respect to age, gender, race, religion or other legally protected category, or any other Action concerning employment-related matters, pending or, to the Knowledge of the Company, threatened in court or before the United States Equal Employment Opportunity Commission, the United States Department of Labor, Occupational Safety and Health Administration or any other Governmental Authority responsible for the prevention of unlawful employment practices in any jurisdiction in which the Company or any Subsidiary thereof has employed or currently employs any person. Neither the Company nor any of its Subsidiaries has taken any action during the past three (3) years that has resulted in any unsatisfied material liability under the Worker Adjustment and Retraining Notification Act of 1988 and any other similar applicable foreign, state or local statutes or regulations of any jurisdiction relating to any plant closing or mass layoff or similar triggering event (the “WARN Act”). The Company and its Subsidiaries are not government contractors or subcontractors and do not receive any federal funding.
(d)    During the past three (3) years, (i) none of the Company or its Subsidiaries has been a party to a settlement agreement with a current or former officer or employee of the Company or its Subsidiaries that involves allegations relating to harassment or discrimination of any kind by either (A) an officer of the Company or its Subsidiaries or (B) a Senior Employee of the Company or its Subsidiaries, and (ii) to the Knowledge of the Company, no allegations of harassment or discrimination of any kind have been made against (x) any officer of the Company or its Subsidiaries or (y) any Senior Employee of the Company or its Subsidiaries.

(e)    To the Knowledge of the Company, no employee of the Company or any of its Subsidiaries is in any respect in material violation of any term of any employment agreement, nondisclosure agreement, non-competition agreement or other restrictive covenant agreement or similar obligation (i) to the Company or any of its Subsidiaries or (ii) to a former employer of any such employee relating, in each case for clauses (i) and (ii), (A) to the right of any such employee to be employed by the Company or any of its Subsidiaries or (B) to the knowledge or use of Trade Secrets or proprietary information.
(f)    To the Knowledge of the Company, each individual who is currently providing services to the Company or any of its Subsidiaries through a third-party service provider as an independent contractor is not or was not an employee or worker of the Company or any of its Subsidiaries. Except as would not, or would not reasonably be expected to, result in material liability to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries has a single employer, joint employer, alter ego or similar relationship with any other Person.
Section 4.12    Investments.
(a)    The Company has made available to Parent a list of all bonds, stocks, mortgage loans and other material investments that were carried on the books and records of the Company and its Subsidiaries as of June 30, 2025, other than in respect of any Company Pension Plan (such bonds, stocks, mortgage loans and other investments, together with all bonds, stocks, mortgage loans and other material investments acquired by the Company and its Subsidiaries between such date and the date of this Agreement, the “Investment Assets”). Except for Investment Assets that matured or were sold, redeemed or otherwise disposed of after June 30, 2025, each of the Company and its Subsidiaries, as applicable, has good and marketable title to all of the Investment Assets it purports to own, free and clear of all Liens, except Permitted Liens. The Company has made available to Parent a copy, as of the date of this Agreement, of the Company’s and each Material Insurance Subsidiary’s policies with respect to the investment of the Investment Assets (the “Investment Guidelines”), and the composition of the Investment Assets complies in all material respects with the Investment Guidelines. To the Knowledge of the Company, the Investment Assets comply in all material respects with, and the acquisition thereof complied in all material respects with, any and all investment restrictions under applicable Law.
(b)    To the Knowledge of the Company, as of the date hereof, none of the Investment Assets are subject, save pursuant to Permitted Liens, to any capital calls or similar liabilities, or any restrictions or suspensions on redemptions, “lock-ups,” “gates,” “side pockets,” stepped-up fee provisions, or other penalties or restrictions relating to withdrawals or redemptions, except as would not constitute a Material Adverse Effect.
(c)    Except as would not constitute a Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries has any funding obligations of any kind, or obligation to make any additional advances or investments (including any obligation relating to any currency or interest rate swap, hedge or similar arrangement), in respect of any of the Investment Assets and (ii) there are no outstanding commitments, options, put agreements or other arrangements relating to the Investment Assets to which the Company or any of its Subsidiaries may be subject upon or after the Closing.
Section 4.13    Intellectual Property.
(a)    Section 4.13(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date hereof, of all patents and patent applications, trademark registrations and applications, copyright registrations and applications and domain name registrations, in each case which are owned by the Company or a Subsidiary of the Company as of the date hereof, indicating for each item (i) the current owner (including, with respect to domain names, the current registrant), (ii) the jurisdiction where the application, registration or issuance is filed, (iii) the application, registration and issue number (as applicable), and (iv) the application, registration and issue date (as applicable). Except as would not constitute a Material Adverse Effect, (i) the Company and its Subsidiaries have sufficient rights to use all Intellectual Property used in the conduct of the business of the Company and its Subsidiaries as currently conducted, (ii) the Company and its Subsidiaries are the exclusive owners of the Owned Intellectual Property, free and clear of any Liens, other than Permitted Liens, (iii) any registrations or pending applications for Owned Intellectual Property are subsisting and (iv) the Owned Intellectual Property is valid and enforceable.
(b)    Except as would not constitute a Material Adverse Effect, (i) the Company and each of its Subsidiaries takes, and since January 1, 2024 has taken, commercially reasonable measures to maintain the secrecy of all Trade Secrets forming a part of the Owned Intellectual Property or used or held for use in the business of the Company and its Subsidiaries and (ii) there has not been any disclosure of or access to any Trade Secret or other confidential and proprietary information included in the Owned Intellectual Property in a manner that has resulted or is likely to result in the loss of trade secret rights in or to such information.
(c)    Except as would not constitute a Material Adverse Effect, no claims are (or since January 1, 2024 have been) pending or, to the Knowledge of the Company, threatened in writing (i) challenging the ownership, enforceability, scope, validity or use by the Company or any of its Subsidiaries of any Owned Intellectual Property or (ii) alleging that the Company or any of its Subsidiaries is violating, misappropriating or infringing the Intellectual Property rights of any Person.
(d)    Except as would not constitute a Material Adverse Effect, to the Knowledge of the Company, (i) no Person is misappropriating, violating or infringing the rights of the Company or any of its Subsidiaries with respect to any Owned Intellectual Property and (ii) the operation of the business of the Company and its Subsidiaries as currently conducted does not violate, misappropriate or infringe (and, as conducted since January 1, 2024, has not violated, misappropriated or infringed) the Intellectual Property rights of any other Person.
(e)    Except as would not constitute a Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries uses or distributes, or has used or distributed, any Software licensed, provided, or distributed under any open source license, including any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation) or any Software that contains or is derived from any such Software (“Open Source Software”) in any manner that would require any source code of the Software included in Owned Intellectual Property to be disclosed, licensed for free or a nominal amount, publicly distributed, attributed to any person or dedicated to the public and (ii) the Company and its Subsidiaries are in compliance with all terms and conditions of all relevant licenses (including all requirements relating to notices and making source code available to third parties) for all Open Source Software used in their businesses.
Section 4.14    Anti-Takeover Provisions. No “fair price,” “moratorium,” “control share acquisition,” or other similar anti-takeover statute or similar statute or regulation applies to the Company with respect to this Agreement, the Statutory Merger Agreement or the Merger. The Company is not party to a shareholder rights plan, “poison pill” or similar anti-takeover arrangement or plan.
Section 4.15    Real Property.
(a)    Section 4.15(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all real property leased or subleased to or from the Company or any of its Subsidiaries (collectively, the “Leased Real Property”) and all Company Leases, guarantees and amendments relating. Except as would not constitute a Material Adverse Effect, (i) the Company or one of its Subsidiaries, as applicable, has a good and valid leasehold or subleasehold interest in the Leased Real Property, free and clear of subtenancies and other occupancy rights, options and any Liens thereon (other than Permitted Liens), (ii) each Company Lease is in full force and effect, and (iii) neither the Company nor any of its Subsidiaries, nor any other party under any Company Lease, is in material default under any Company Lease, and no event has occurred that, with notice or lapse of time or both, would constitute a material default of any Company Lease.
(b)    Except for the Company Leases set forth in Section 4.15(a) of the Company Disclosure Letter and the Investment Assets held in the ordinary course of business consistent with past practice, neither the Company nor any of its Subsidiaries owns any direct interest in any real property.
Section 4.16    Contracts.
(a)    Except for this Agreement, Section 4.16(a) of the Company Disclosure Letter sets forth a list, as of the date of this Agreement, of all Material Contracts. For purposes of this Agreement, “Material Contract” means all Contracts to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries, or any of their respective properties or assets is bound (other than (x) Company Plans and (y) insurance, reinsurance or retrocession treaties or agreements, slips, binders, cover notes or other similar arrangements entered into in the ordinary course of business consistent with past practice) that:
(i)    are or would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (whether or not applicable to foreign private issuers);

(ii)    relate to the formation or management of any joint venture, partnership or other similar agreement that is material to the business of the Company and its Subsidiaries, taken as a whole;
(iii)    relate to indebtedness of the Company or any of its Subsidiaries having an outstanding or committed amount equal to or in excess of $10,000,000, other than any indebtedness between or among any of the Company and any of its Subsidiaries;
(iv)    are any keepwell or similar agreement under which the Company or any of its Subsidiaries has directly guaranteed any liabilities or obligations of another Person or under which another Person has directly guaranteed any liabilities or obligations of the Company or any of its Subsidiaries, in each case involving liabilities or obligations in excess of $10,000,000 (other than any contracts under which the Company or a Subsidiary thereof has guaranteed the liabilities or obligations of a wholly owned Subsidiary of the Company);
(v)    have been entered into since January 1, 2024 or pursuant to which the Company or any of its Subsidiaries has ongoing obligations, and involve the acquisition from another Person or disposition to another Person of capital stock or other equity interests of another Person or of a business, in each case, for aggregate consideration under such Contract in excess of $10,000,000 (excluding, for the avoidance of doubt, acquisitions or dispositions of investments made pursuant to the Investment Guidelines, or of supplies, products, properties or other assets in the ordinary course of business consistent with past practice or of supplies, products, properties or other assets that are obsolete, worn out, surplus or no longer used or useful in the conduct of business of the Company or any of its Subsidiaries);
(vi)    prohibit the payment of dividends or distributions in respect of the shares or capital stock of the Company or any of its Subsidiaries, prohibit the pledging of the shares or capital stock of the Company or any Subsidiary of the Company or prohibit the issuance of any guarantee by the Company or any Subsidiary of the Company;
(vii)    pursuant to which (x) the Company or any of its Subsidiaries grants to a third Person rights to use or practice rights under (or rights to co-exist or covenants not to assert) Owned Intellectual Property material to the Company and its Subsidiaries, taken as a whole, or (y) a third Person grants to the Company or any of its Subsidiaries rights to use or practice rights under Intellectual Property material to the Company and its Subsidiaries, taken as a whole, other than commercially available “off-the-shelf” Software licenses under which Software is licensed to the Company or any of its Subsidiaries for aggregate fees over the life of the Contract not in excess of $2,500,000;
(viii)    involve or could reasonably be expected to involve aggregate payments or receipts by or to it and/or its Subsidiaries in excess of $5,000,000 in any twelve-month period, other (x) than those terminable on less than ninety (90) days’ notice without payment by the Company or any Subsidiary of the Company of any material penalty, or (y) any Contract with financial advisors, investment bankers, attorneys, accountants, consultants or other advisors in connection with the Transactions;
(ix)    (A) grant any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or any of its Subsidiaries or (B) obligate the Company or any of its Subsidiaries to conduct business on an exclusive or preferential basis or that contains a “most favored nation” or similar covenant with any third-party and that are material to the Company and its Subsidiaries, taken as a whole;
(x)    contain provisions that prohibit the Company or any of its Affiliates from competing in any material line of business or grant a right of exclusivity to any Person that prevents the Company or any Affiliate of the Company from entering any material territory, market or field or freely engaging in business anywhere in the world, other than Contracts that can be terminated (including such restrictive provisions) by the Company or any of its Subsidiaries on less than ninety (90) days’ notice without payment by the Company or any Subsidiary of the Company of any material penalty;
(xi)    involve the retention of any individual independent contractor or consultant with annualized fees in excess of $200,000 or agency with annualized fees in excess of $1,000,000, in each case for the provision of services to the Company;
(xii)    constitute Collective Bargaining Agreements;
(xiii)    involve the provision of material third-party administration or other policy or claims administration services with respect to any Insurance Contracts, or investment management services to the Company or any of its Subsidiaries;
(xiv)    are investment advisory or investment management agreements or arrangements to which the Company or any of its Subsidiaries is a party or under which any Investment Asset is invested or managed or any third-party has the right or power to make discretionary or investment decisions with respect to any Investment Asset and, in each case, that are material to the Company and its Subsidiaries, taken as a whole;
(xv)    provide for the outsourcing of any material function or part of the business of the Company or any of its Subsidiaries that is necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted, other than managing agency agreements or managing general underwriting agreements; or
(xvi)    any Contract that would, in accordance with its terms, bind and impose material obligations on Parent or any of its Affiliates (other than the Company and its Subsidiaries) following the Closing.
(b)    As of the date of this Agreement, (i) each Material Contract is valid and binding on the Company or any of its Subsidiaries, to the extent such Person is a party thereto, as applicable, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except where the failure to be valid, binding or in full force and effect would not constitute a Material Adverse Effect, (ii) the Company and each of its Subsidiaries, and, to the

Knowledge of the Company, any other party thereto, has performed all obligations required to be performed by it under each Material Contract, except where such noncompliance would not constitute a Material Adverse Effect, (iii) neither the Company nor any of its Subsidiaries has received notice of the existence of any event or condition that constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries under any Material Contract, except where such default would not constitute a Material Adverse Effect, and (iv) there are no events or conditions that constitute, or, after notice or lapse of time or both, will constitute a default on the part of any counterparty under such Material Contract, except as would not constitute a Material Adverse Effect.
Section 4.17    Insurance Subsidiaries; Insurance Business.
(a)    Except as would not constitute a Material Adverse Effect:
(i)    Each Company Insurance Subsidiary is (A) duly licensed or authorized as an insurance company and/or, where applicable, reinsurance company, Lloyd’s corporate member or Lloyd’s managing agent in its jurisdiction of incorporation or organization and (B) duly licensed, authorized, or otherwise eligible to transact the business of insurance or reinsurance or participate in Lloyd’s, as applicable, in each other jurisdiction where it is required to be so licensed, authorized, or otherwise eligible in order to conduct its business as currently conducted.
(ii)    Since January 1, 2024, each Subsidiary of the Company that participates in Lloyd’s (A) has not participated as a member of any Lloyd’s syndicate, other than Syndicate 4711 and Carbon Syndicate 4747, (B) has not agreed to sell or transfer any of its rights to participate as a member of a Lloyd’s syndicate or offered to acquire rights to participate in any Lloyd’s syndicate, and (C) has complied with the franchise standards (including principles and minimum standards) issued by Lloyd’s and any and all undertakings given to Lloyd’s in respect of its participation.
(iii)    No Person is, or has the right to participate as, a member of Syndicate 4711, other than a Subsidiary of the Company.
(iv)    Since January 1, 2024, (A) all funds held on behalf of Syndicate 4711 have been held in accordance with all applicable fiduciary obligations and with the terms of the relevant premiums trust deed or other deposit arrangement, as required by the bye-laws, regulations, codes of practice and mandatory directions and requirements governing the conduct and management of underwriting business at Lloyd’s from time to time (whether by the Council, the Franchise Board or otherwise) and the provisions of any deed, agreement or undertaking executed, made or given for compliance with Lloyd’s requirements from time to time (“Lloyd’s Regulations”), and (B) the Company or any of its Subsidiaries required to do so have complied in all material respects with all relevant regulations, directions, notices and requirements in relation to the maintenance of Funds at Lloyd’s (as defined in the Lloyd’s Membership Byelaw (No. 5 of 2005)) in accordance with Lloyd’s Regulations and any directions imposed on the Company or any of its Subsidiaries by Lloyd’s and such Funds at Lloyd’s remain at the level required by Lloyd’s for the continued underwriting by Syndicate 4711.

(v)    Each Subsidiary of the Company that is a Lloyd’s managing agent has (A) only entered into or become party by novation or otherwise to any underwriting agency agreement with a member of Lloyd’s in the form of the managing agent’s agreement in the form prescribed by Lloyd’s and only where such member of Lloyd’s is also a Subsidiary of the Company; and (B) only managed Syndicate 4711.
(vi)    All Funds at Lloyd’s provided for or on behalf of each Subsidiary of the Company that participates in Lloyd’s has been provided by a Subsidiary of the Company or by way of a banking facility entered into by a Subsidiary of the Company.
(vii)    The only Years of Account of Syndicate 4711 that remain open Years of Account are the 2023, 2024 and 2025 Years of Account.
(b)    All Insurance Contracts and any and all marketing materials related thereto are, to the extent required under applicable Insurance Laws, on forms and at rates approved by the applicable insurance regulatory authority or, to the extent required by applicable Insurance Laws, have been filed with and not objected to by such authority within the period provided for objection, except as would not constitute a Material Adverse Effect.
(c)    Except as would not constitute a Material Adverse Effect, since January 1, 2024, to the Knowledge of the Company, (i) each Producer, at the time such Producer sold or produced any Insurance Contract, was duly and appropriately appointed by a Company Insurance Subsidiary, in compliance with applicable Law, to act as a Producer for a Company Insurance Subsidiary and was duly and appropriately licensed as a Producer (for the type of business sold or produced by such Producer on behalf of a Company Insurance Subsidiary), in each jurisdiction in which such Producer was required to be so licensed, and no such Producer violated any term or provision of applicable Law relating to the sale or production of any Insurance Contract, (ii) no Producer has breached the terms of any agency or broker contract with a Company Insurance Subsidiary or violated any Law or policy of a Company Insurance Subsidiary in the solicitation, negotiation, writing, sale or production of business for any Company Insurance Subsidiary, (iii) no Producer has been enjoined, indicted, convicted or made the subject of any consent decree or judgment on account of any violation of applicable Law in connection with such Producer’s actions in his, her or its capacity as a Producer for a Company Insurance Subsidiary or any enforcement or disciplinary proceeding alleging any such violation and (iv) neither the Company nor any Subsidiary of the Company has received any written notice from any Governmental Authority that any Producer is under investigation for any of the matters described in clauses (i) through (iii). As of the date hereof, there are no outstanding (x) disputes with Producers concerning material amounts of commissions or other incentive compensation, (y) to the Company’s Knowledge, material errors and omissions claims against any Producer in regard to any Insurance Contract, or (z) material amounts owed by any Producer to the Company or any of its Subsidiaries. The manner in which the Company and each of its Subsidiaries compensates Producers involved in the sale or servicing of Insurance Contracts is in compliance with applicable Law in all material respects and the terms of any applicable agreement with such Producers in all material respects.
(d)    Section 4.17(d) of the Company Disclosure Letter contains a list of programs and delegated authorities under which any Producer has binding underwriting authority on behalf of any Company Insurance Subsidiary. The Company and the Company Insurance Subsidiaries, and, to the Company’s Knowledge, all MGAs, are in compliance in all material respects with all Insurance Laws relating to managing general agents and fronting. All Contracts between the Company or any Company Insurance Subsidiary, on the one hand, and any Producer, on the other hand, under which the Producer has binding underwriting authority on behalf of any Company Insurance Subsidiary (an “MGA”) are in compliance in all material respects with applicable Insurance Laws and reflect the current underwriting authority of each such Producer. Since January 1, 2024, (i) to the Knowledge of the Company, no Producer with binding underwriting authority on behalf of any Company Insurance Subsidiary has issued any Insurance Contract in contravention of such Producer’s underwriting authority and (ii) neither the Company nor any Company Insurance Subsidiary has temporarily or permanently suspended the underwriting authority of any such Producer.
(e)    Since January 1, 2024, all properly submitted claims made by any Person under any Insurance Contract issued by any Company Insurance Subsidiary have in all material respects been paid (or provision for payment thereof has been made) or are being assessed in accordance with the terms of such Insurance Contract and the Laws under which they arose, and such payments were paid (or any such payments now owing shall be paid) without fines or penalties, except for any such claims made for which the applicable Company Insurance Subsidiary is in the process of assessing such claim in accordance with the terms of such Insurance Contract or reasonably believes or believed that there is a reasonable basis to contest payment and is taking such action.
(f)    The Insurance Contracts have been marketed, sold and issued in compliance in all material respects with all applicable Laws.
(g)    No Company Insurance Subsidiary is or would be considered by any Governmental Authority to be commercially domiciled in any jurisdiction.
Section 4.18    Statutory Statements; Other Regulatory Filings; Examinations.
(a)    Except for any failure to file or submit the same that has been cured or resolved to the satisfaction of the applicable Insurance Regulator, since January 1, 2024, each of the Company Insurance Subsidiaries has timely filed or submitted all annual and quarterly statutory financial statements, together with all exhibits, interrogatories, notes, schedules, actuarial opinions, affirmations and certifications, in each case, required by applicable Insurance Law to be filed with or submitted to the appropriate Insurance Regulator of each jurisdiction in which it is licensed, authorized, or otherwise eligible with respect to the conduct of the business of insurance or reinsurance, as applicable (collectively, the “Company Statutory Statements”).
(b)    The Company has made available to Parent, to the extent permitted by applicable Law and to the extent required to be filed with the applicable Insurance Regulator on or prior to the date of this Agreement, true and complete copies of all Company Statutory Statements of each of the Material Insurance Subsidiaries as of December 31, 2023 and December 31, 2024, and for the annual periods then ended, each in the form filed with the applicable Insurance Regulator. The financial statements included in the Company Statutory Statements of the Company Insurance Subsidiaries as of December 31, 2023 and December 31,

2024, and for the annual periods then ended, were prepared in accordance with Applicable SAP applied on a consistent basis for the applicable period, except as may have been noted therein, during the periods involved, and fairly present in all material respects, the statutory financial position of the relevant Company Insurance Subsidiary as of the respective dates thereof and, where applicable or required, the results of operations and changes in capital and surplus and cash flow (or shareholders’ equity, as applicable) of such Company Insurance Subsidiary for the respective periods then ended. Such Company Statutory Statements complied in all material respects with all applicable Insurance Laws when filed or submitted and no material violation or deficiency has been asserted in writing by any Insurance Regulator with respect to any of such Company Statutory Statements that has not been cured or otherwise resolved to the satisfaction of such Insurance Regulator.
(c)    Except for the Company Statutory Statements, all material regulatory reports, schedules, statements, documents, filings, submissions, forms, registrations and other documents in each case, required by applicable Insurance Law to be filed with or submitted to the appropriate Insurance Regulator of each jurisdiction in which each Company Insurance Subsidiary is licensed, authorized, or otherwise eligible with respect to the conduct of the business of insurance or reinsurance, as applicable (collectively, the “Insurance Regulatory Filings”), were correct and in compliance in all material respects with applicable Law when filed or as amended or supplemented and no material deficiencies have been asserted by any Governmental Authority related to any such Insurance Regulatory Filing which have not been fully and finally resolved.
(d)    The Company has made available to Parent, to the extent permitted by applicable Law, copies of all material examination reports (and has notified Parent of any pending material examinations) and market conduct reports of any Insurance Regulators received by it since January 1, 2024, to the date of this Agreement, relating to the Material Insurance Subsidiaries. All material deficiencies or violations noted in any material examination reports received since January 1, 2024 to the date of this Agreement by any of the Company Insurance Subsidiaries have been cured or resolved to the satisfaction of the applicable Insurance Regulator. Without limiting the generality of the foregoing, as of the date of this Agreement, there are no unpaid claims or assessments made in writing or, to the Knowledge of the Company, as of the date of this Agreement, threatened against the Company or any of its Subsidiaries by any insurance guaranty associations or similar organizations in connection with such association’s or other organization’s insurance guaranty fund, other than unpaid claims or assessments (i) disclosed, provided for, reflected in, reserved against, or otherwise described in the Company Statutory Statements provided or made available to Parent, or (ii) that are not material to the Company and its Subsidiaries, taken together as a whole. Section 4.18(c) of the Company Disclosure Letter sets forth a true, complete and correct list of any ongoing examinations of any Governmental Authority with respect to any Company Insurance Subsidiary as of the date hereof.
(e)    Since January 1, 2024 to the date of this Agreement, no material fine or penalty has been imposed on any Company Insurance Subsidiary by any Insurance Regulator.
(f)    Since January 1, 2024 to the date of this Agreement, each of the Company’s Subsidiaries that are a Lloyd’s managing agent has prepared audited accounts for each syndicate managed by it for all applicable open years ended December 31 in all material respects in accordance with the requirements of the Insurance Accounts Directive (Lloyd’s Syndicate and Aggregate Accounts) Regulations 2008 and the Syndicate Accounting Byelaw (No. 8 of 2005) and such accounts give a true and fair view of such syndicate’s affairs as at December 31 for the applicable year.
Section 4.19    Agreements with Insurance Regulators.
(a)    (i) Except as required by applicable Insurance Laws and the insurance and reinsurance Permits maintained by the Company Insurance Subsidiaries, there is no (x) written agreement, memorandum of understanding, commitment letter or similar undertaking with any Insurance Regulator that is binding on the Company or any Company Insurance Subsidiary or (y) order or directive by, or supervisory letter (other than those provided on an industry or sector wide basis) or cease-and-desist order from, any Insurance Regulator that is binding on the Company or any Company Insurance Subsidiary and (ii) neither the Company nor any of the Company Insurance Subsidiaries have adopted any board resolution at the request of any Insurance Regulator, in the case of each of clauses (i) and (ii), that (A) limits in any material respect the ability of any Company Insurance Subsidiary to issue or enter into any reinsurance or retrocession treaties or agreements, slips, binders, cover notes or other similar arrangements, (B) requires the divestiture of any material investment of any Company Insurance Subsidiary, (C) limits in any material respect the ability of any Company Insurance Subsidiary to pay dividends, or (D) requires any material investment of any Company Insurance Subsidiary to be treated as a non-admitted asset (or the local equivalent).
(b)    None of the Company Insurance Subsidiaries is subject to any requirement imposed by a Governmental Authority to maintain specified capital or surplus amounts or levels or is subject to any restriction on the payment of dividends or other distributions on its shares of capital stock, except for any such requirements or restrictions imposed by applicable Laws of general application.
Section 4.20    Insurance, Reinsurance and Retrocession. As of the date of this Agreement, (a) each Ceded Reinsurance Contract is valid and binding on the Company and each Company Insurance Subsidiary to the extent party thereto, as applicable, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except where the failure to be valid, binding, or in full force and effect would not constitute a Material Adverse Effect, (b) the applicable Company Insurance Subsidiary party thereto and, to the Knowledge of the Company, any other party thereto has performed all obligations required to be performed by it under each Ceded Reinsurance Contract, except where such noncompliance would not constitute a Material Adverse Effect, (c) none of the Company or any Company Insurance Subsidiary party thereto has received notice of the existence of any event or condition that constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any such Company Insurance Subsidiary under any Ceded Reinsurance Contract, except where such default would not constitute a Material Adverse Effect, (d) to the Knowledge of the Company, there are no events or conditions that constitute, or, after notice or lapse of time or both, will constitute, a default on the part of any counterparty under any Ceded Reinsurance Contract, except as would not constitute a Material Adverse Effect, (e) none of the Company Insurance Subsidiaries and, to the Knowledge of the Company, no party to a Ceded Reinsurance Contract is insolvent or the subject of a rehabilitation, liquidation, conservatorship, receivership, bankruptcy or similar proceeding, and (f) there are no disputes under any Ceded Reinsurance Contract, except as would not constitute a Material Adverse Effect.
Section 4.21    Reserves. The insurance policy reserves for claims, losses (including incurred but not reported losses), loss adjustment expenses (whether allocated or unallocated), and unearned premiums of each Company Insurance Subsidiary contained in its Company Statutory Statements (a) were, except as otherwise noted in the applicable Company Statutory Statement, determined in all material respects in accordance with generally accepted actuarial standards consistently applied, (b) are fairly stated in all material respects in accordance with the terms and conditions of such policies and contracts of insurance, (c) are based on actuarial assumptions relevant to contract provisions and appropriate to the purpose for which the statement was prepared and (d) satisfied the requirements of all applicable Insurance Laws, and are at least as great as the minimum aggregate amounts required by the applicable jurisdictions in all material respects. Notwithstanding anything to the contrary in this Agreement or any other agreement, document or instrument delivered or to be delivered in connection herewith, each of Parent and Merger Sub acknowledges and agrees that the Company and its Subsidiaries make no representation or warranty with respect to, and nothing contained in this Agreement or in any other agreement, document or instrument to be delivered in connection herewith is intended or shall be construed to be a representation or warranty, express or implied, for any purposes of this Agreement or any other agreement, document or instrument to be delivered in connection herewith or therewith, in respect of the adequacy or sufficiency of reserves or the effect of the adequacy or sufficiency of reserves on any line item, asset, liability or equity amount on any financial or other document.
Section 4.22    Insurance Policies. Except as would not constitute a Material Adverse Effect, (a) all insurance policies maintained by the Company and its Subsidiaries of which the Company or any of its Subsidiaries is the beneficiary are in full force and effect and all premiums due and payable thereon have been paid and (b) neither the Company nor any of its Subsidiaries is in breach or default of any of the insurance policies or has taken any action or failed to take any action that, with notice or lapse of time, would constitute such a breach or default or permit termination or modification of any of the insurance policies.
Section 4.23    Opinion of Financial Advisor. The Company Board has received the opinion of Goldman, Sachs & Co. (“Goldman”), dated the date of this Agreement, to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions, qualifications and limitations set forth therein, the Merger Consideration to be received by the holders of Company Shares pursuant to this Agreement is fair, from a financial point of view, to such holders of Company Shares. It is agreed and understood that such opinion is for the benefit of the Company Board and may not be relied on by Parent or Merger Sub for any purpose.
Section 4.24    Brokers and Other Advisors. Except for the fees and expenses of Goldman and Insurance Advisory Partners LLC (“IAP”), which will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. True and complete copies of the engagement letters between the Company and each of Goldman and IAP have been provided to Parent prior to the date of this Agreement (the “Engagement Letters”).
Section 4.25    IT Systems; Data Security and Privacy.
(a)    Except as would not constitute a Material Adverse Effect, (i) since January 1, 2024, a failure, breakdown, outage, unavailability or lack of capacity of the IT Systems has not prevented the Company or any of its Affiliates from conducting their respective businesses in the ordinary course, (ii) to the Knowledge of the Company, the IT Systems do not contain any Malware that would reasonably be expected to disrupt the ability of the Company and its Subsidiaries to conduct their businesses or present a risk of unauthorized access, disclosure, use, corruption, destruction or loss of any Personal Information or other non-public information or unauthorized access to or corruption or use of the IT Systems and (iii) the Company and its Subsidiaries own or have valid rights to use and access all IT Systems as currently used to conduct their business in the ordinary course.
(b)    Except as would not constitute a Material Adverse Effect, since January 1, 2024, there has been no (i) unauthorized disclosure, use, corruption or loss of or access to any Personal Information held by or on behalf of the Company or its Affiliates (or other events requiring notice to any Person under any Privacy Obligations) or (ii) unauthorized access to or corruption or use of the IT Systems (including a ransomware or denial-of-service attack).
(c)    Except as would not constitute a Material Adverse Effect, there is, and since January 1, 2024, there has been, no Action pending or threatened in writing against the Company or its Subsidiaries, by any private party or Governmental Authority in relation to any actual or alleged violation of Privacy Obligations by or on behalf of the Company or any of its Subsidiaries.
(d)    Except as would not constitute a Material Adverse Effect: (i) the Company and its Subsidiaries (and, to the Knowledge of the Company, all Persons acting for or on behalf of the Company or any of its Subsidiaries in respect of any Personal Information accessed, used, stored, disclosed, collected or otherwise processed by or on behalf of the Company and its Subsidiaries) has complied at all times with all Privacy Obligations; (ii) where required by Privacy Obligations, any website owned or operated by the Company since January 1, 2024 has maintained a publicly posted privacy policy that accurately describes the practices of Company with respect to the collection, use and disclosure of Personal Information collected by such websites; (iii) the Company has established, maintained and is in compliance with a commercially reasonable written information security, cybersecurity, business continuity and backup and disaster recovery plans and procedures that are commercially reasonable and in compliance with all Privacy Obligations and (x) include administrative, technical and physical safeguards reasonably designed to safeguard the security, confidentiality and integrity of transactions involving Personal Information and (y) is reasonably designed to protect against unauthorized access to Personal Information and the systems of any third-party service providers that have access to Personal Information; and (iv) the Company has neither provided, nor been required to provide, notice to an individual, business entity or state or federal governmental entity relating to a cybersecurity incident or the unauthorized access to or acquisition of Personal Information.

(e)    Except as would not constitute a Material Adverse Effect, none of the execution, delivery or performance of this Agreement or any other document executed in connection with this Agreement will cause, constitute or result in a breach or violation of any Privacy Obligation, or cause, constitute or result in a violation of any representations with regard to Personal Information made by the Company or any of its Subsidiaries.
Section 4.26    Investment Management and Broker-Dealer.
(a)    Investment Advisers.
(i)    Registration. Since January 1, 2024, neither the Company nor any of its Subsidiaries, including ACML, has at any time (x) been registered or required to be registered with any Governmental Authority as an investment adviser under the Advisers Act or any other Law (including the Bermuda Investment Business Act 2003) or (y) filed, caused to be filed or been required to file any Form ADV with the SEC.
(ii)    Disqualification.
(A)    To the Knowledge of the Company, neither ACML nor any director, officer or employee of, or any other “person associated with” (as defined under the Advisers Act), ACML has, since January 1, 2024 to the date hereof, been ineligible to serve as an investment adviser or “person associated with an investment adviser” (as defined under the Advisers Act) under Section 203(e) or Section 203(f) of the Advisers Act, unless ACML or such associated person has received no-action or exemptive relief from the SEC with respect to any such disqualification.
(B)    Neither ACML nor, to the Knowledge of the Company, any executive officer or director of ACML or any other officer of ACML (to the extent such other officer would be reasonably expected to participate in an offering of securities in reliance on Rule 506 of Regulation D under the Securities Act in connection with his or her duties to ACML), is ineligible pursuant to Rule 506(d) of Regulation D under the Securities Act to serve as an investment manager, solicitor, promoter or in any other capacity with respect to an offering of securities in reliance on Rule 506 of Regulation D under the Securities Act, nor is there any Action pending that would result in the ineligibility of ACML or any such Person to serve as an investment manager, solicitor, promoter or in any other capacity with respect an offering of securities in reliance on Rule 506 of Regulation D under the Securities Act.
(C)    ACML does not provide investment advisory services for compensation to any “government entity” either directly or through a “covered investment pool” (as such terms are defined in Rule 206(4)-5 under the Advisers Act).
(b)    Broker-Dealer. Since January 1, 2024, neither the Company nor any of its Subsidiaries, including ACML, has (i) been registered or required to be registered with any

Governmental Authority as a broker or a dealer under the Exchange Act or any other Law or (ii) filed, caused to be filed or been required to file any Form BD with the SEC.
Section 4.27    Affiliate Transactions. Other than pursuant to an employment agreement with an employee of the Company or any of its Subsidiaries, any salary or other compensation or benefit under any Company Plan paid or payable in the ordinary course of business or those Contracts that will automatically terminate upon a change of control of the Company in accordance with their terms with no further action by, or liability to, any party thereto, no Company Related Party, is a party to any agreement, Contract, commitment or transaction with the Company or any of its Subsidiaries, owes any money to the Company or any of its Subsidiaries or has any material interest in any property, asset or right used by the Company or any of its Subsidiaries, or has any material interest in a Person party to any arrangement, agreement, Contract, commitment or transaction with the Company or any of its Subsidiaries.
Section 4.28    No Other Representations or Warranties.
(a)    Except for the representations and warranties made by the Company in this Article IV, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise), or prospects, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Representatives or Affiliates of any documentation, forecasts or other information with respect to any one or more of the foregoing, other than as expressly set forth in this Article IV. In particular, and without limiting the generality of the foregoing, neither the Company nor any other Person makes or has made any express or implied representation or warranty to Parent, Merger Sub or any of their respective Representatives or Affiliates with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company, any of its Subsidiaries, or their respective businesses, (ii) any judgment based on actuarial principles, practices or analyses by any Person or as to the future satisfaction or outcome of any assumption, (iii) whether (A) reserves for losses (including incurred but not reported losses, loss adjustment expenses whether allocated or unallocated, unearned premium, or uncollectible reinsurance) (1) will be sufficient or adequate for the purposes for which they were established or (2) may not develop adversely or (B) the reinsurance or other recoverables taken into account in determining the amount of such reserves for losses will be collectible, or (iv) any oral or written information presented to Parent, Merger Sub or any of their respective Representatives or Affiliates in the course of their due diligence investigation of the Company, the negotiation of this Agreement, or the course of the Transactions.
(b)    Except for the representations and warranties expressly set forth in Article V, the Company hereby agrees and acknowledge that neither Parent, Merger Sub nor any of their Subsidiaries, nor any other Person, has made or is making, and the Company is not relying on, any other express or implied representation or warranty with respect to Parent, Merger Sub or any of their Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise), or prospects, including with respect to any information made available to the Company or any of its respective Representatives or Affiliates (including with respect to any judgment based on actuarial principles, practices or analyses by any Person or as to the future satisfaction or outcome of any assumption) or any information developed by the Company or any of its respective Representatives or Affiliates.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Parent and Merger Sub hereby jointly and severally represent and warrant to the Company that, as of the date hereof and as of the Closing Date, except as set forth in the disclosure letter delivered by Parent and Merger Sub to the Company on the date of this Agreement (the “Parent Disclosure Letter”) (it being understood that any information set forth on one section or subsection of the Parent Disclosure Letter shall be deemed to apply to and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement or the Parent Disclosure Letter to the extent that it is reasonably apparent on the face of such disclosure that such information is relevant to such other section or subsection):
Section 5.01    Organization; Standing. Each of Parent and Merger Sub is an exempted company duly organized, validly existing and in good standing under the Laws of Bermuda. Each of Parent and Merger Sub has all requisite power and authority necessary to carry on its business as it is now being conducted and to own, lease and operate its assets and properties in all material respects. Each of Parent and Merger Sub is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not constitute a Parent Material Adverse Effect.
Section 5.02    Authority; Noncontravention.
(a)    Each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement and the Statutory Merger Agreement and, subject to obtaining the Merger Sub Shareholder Approval, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by Parent and Merger Sub of this Agreement, and the Statutory Merger Agreement, and the consummation by Parent and Merger Sub of the Transactions, have been duly authorized and approved by the Parent Board and the Merger Sub Board, as applicable, and, except for executing and delivering the Statutory Merger Agreement, filing the Merger Application with the Registrar pursuant to the Bermuda Companies Act and obtaining the Merger Sub Shareholder Approval (which approval shall be provided by the written shareholder resolution of Parent immediately following the execution of this Agreement), no other proceeding (including any shareholder vote or other action) on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the Statutory Merger Agreement and the consummation by Parent and Merger Sub of the Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, except that such enforceability may be limited by and is subject to the Bankruptcy and Equity Exception.
(b)    Each of the Parent Board and the Merger Sub Board have adopted resolutions that have approved the Merger, this Agreement and the Statutory Merger Agreement.
(c)    Neither the execution and delivery of this Agreement or the Statutory Merger Agreement by Parent and Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions, nor performance or compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (i) contravene, conflict with or violate any provision of Organizational Documents of (A) Parent or Merger Sub or (B) any of Parent’s other Subsidiaries or (ii) assuming (A) compliance with the matters set forth in Section 4.03(c) (other than Section 4.03(c)(ii)(A)) (and assuming the accuracy of the representations and warranties made in such Section 4.03(c)), (B) that the actions described in Section 5.02(a) have been completed, (C) that the Consents referred to in Section 5.03 are, and, in the case of Merger Sub, the Merger Sub Shareholder Approval is, obtained, and (D) that the filings referred to in Section 5.03 are made and any waiting periods thereunder have terminated or expired, in the case of each of the foregoing clauses (A) through (D), prior to the Effective Time, (x) violate any Law, writ, injunction, directive, judgment, decree or order applicable to Parent or any of its Subsidiaries, (y) violate or constitute a breach of or default (with or without notice or lapse of time or both) under any of the terms, conditions or provisions of, or give rise to a right of termination, modification, acceleration or cancellation under, any material Contract to which Parent or any of its Subsidiaries is a party or accelerate Parent’s or, if applicable, any of its Subsidiaries’ rights or obligations under any such material Contract, or (z) result in the creation of any Lien on any properties or assets of Parent or any of its Subsidiaries, except, in the case of clauses (i)(B) and (ii), as would not constitute a Parent Material Adverse Effect.
(d)    The Merger Sub Shareholder Approval (which approval shall be provided by the written shareholder resolution of Parent as contemplated by Section 6.12) is the only vote or approval of the holders of any class or series of shares of Parent, Merger Sub or any of its other Subsidiaries that is necessary to approve this Agreement, the Statutory Merger Agreement, and the Merger.
Section 5.03    Governmental Approvals. Except for (a) compliance with the rules and regulations of the NYSE and the Tokyo Stock Exchange, (b) the filing of the Merger Application with the Registrar pursuant to the Bermuda Companies Act, (c) the approval of the Bermuda Monetary Authority pursuant to the Exchange Control Act 1972 regarding the change of ownership of the Company, (d) filings required under, and compliance with other applicable requirements of, the HSR Act, and such other Consents, filings, declarations or registrations as are required to be made or obtained under any other Antitrust Laws set forth on Schedule I, (e) compliance with any applicable state securities or blue sky Laws, (f) approvals, filings and notices under all applicable Insurance Laws as set forth in Section 5.03 of the Parent Disclosure Letter (the “Parent Insurance Approvals”), and (g) the Company Insurance Approvals (assuming the accuracy of the representations and warranties made in Section 4.04(f) and the completeness of Section 4.04 of the Company Disclosure Letter), no Consent of, or filing, declaration or registration with, or notification to, or waiver from, any Governmental Authority is necessary for the execution and delivery of this Agreement by Parent and Merger Sub, the performance by

Parent and Merger Sub of their obligations hereunder, and the consummation by Parent and Merger Sub of the Transactions, other than such other Consents, filings, declarations or registrations that, if not obtained, made or given, would not constitute a Parent Material Adverse Effect.
Section 5.04    Ownership and Operations of Merger Sub. Parent owns beneficially and of record all of the issued and outstanding shares of Merger Sub, free and clear of all Liens. Merger Sub was formed solely for the purpose of engaging in the Transactions, has no assets, liabilities or obligations of any nature, other than those incident to its formation or incurred pursuant to and in preparation of the Transactions, and, prior to the Effective Time, will not have engaged in any business activities other than those relating to the Transactions.
Section 5.05    Sufficiency of Funds. Parent has, as of the date hereof, and will, at the Closing, have access to cash or cash equivalents that are sufficient to permit Parent to fund the Merger Consideration set forth in Article III and any other amounts payable by Parent, Merger Sub, the Surviving Company or any of their respective Subsidiaries on the Closing Date required in connection with this Agreement and the Transactions.
Section 5.06    Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub or any of their respective Affiliates for inclusion or incorporation by reference in the Shareholder Written Resolution, the Information Statement or the Proxy Statement (as applicable) (including any amendment or supplement thereto or document incorporated by reference therein) shall, on the date the Information Statement or Proxy Statement (as applicable) is first disseminated to the holders of the Shares, at the time of any amendment thereof or supplement thereto, and/or at the time of the Company Shareholders Meeting (if applicable), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
Section 5.07    Legal Proceedings. Except as would not constitute a Parent Material Adverse Effect, as of the date of this Agreement, there is no (a) pending or, to the Knowledge of Parent, threatened Action against Parent or any of its Subsidiaries (other than ordinary course claims made under or in connection with Contracts of insurance issued by Parent or any of its Subsidiaries) or (b) outstanding Order imposed upon Parent or any of its Subsidiaries, in each case, by or before any Governmental Authority.
Section 5.08    Brokers and Other Advisors. Except for Morgan Stanley & Co. LLC, the fees and expenses of which will be paid by Parent, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.
Section 5.09    Ownership of Company Shares. Neither Parent nor Merger Sub nor any of their Affiliates beneficially owns (within the meaning of Section 13 of the Exchange Act or is entitled to a contractual right to beneficially own (whether or not subject to the passage of time or other contingencies)), as of the date hereof, or will at any time prior to the Closing Date beneficially own (or, except pursuant to this Agreement, be entitled to a contractual right to beneficially own (whether or not subject to the passage of time or other contingencies)), more than two percent (2%) of the Company Shares or any securities of any Subsidiary of the Company, or is a party as of the date hereof, or will at any time prior to the Closing Date become a party, to any Contract, arrangement or understanding (other than this Agreement) for the purpose of voting any Company Shares or any securities of any Subsidiary of the Company.
Section 5.10    Absence of Certain Arrangements. As of the date of this Agreement, other than (a) this Agreement, (b) any Shareholder Written Resolution if and when executed after the date of this Agreement, (c) the Apollo IMAs and (d) the Transfer Restriction Agreement by and among Parent and the Apollo Holders dated as of the date hereof, there are no Contracts or any commitments to enter into any Contract between Parent, Merger Sub or any of their respective Affiliates, on the one hand, and any shareholder of the Company, on the other hand, pursuant to which such shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration with respect to the Merger or pursuant to which any shareholder of the Company agrees to vote to approve the Merger and this Agreement or agrees to vote against any Superior Proposal.
Section 5.11    No Other Representations or Warranties.
(a)    Except for the representations and warranties made by Parent and Merger Sub in this Article V, neither Parent, Merger Sub, nor any other Person makes any other express or implied representation or warranty with respect to Parent or Merger Sub or any of their Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise), or prospects, notwithstanding the delivery or disclosure to the Company or any of its Representatives or Affiliates of any documentation, forecasts or other information with respect to any one or more of the foregoing.
(b)    Except for the representations and warranties expressly set forth in Article IV, Parent and Merger Sub hereby agree and acknowledge that neither the Company nor any of its Subsidiaries, nor any other Person, has made or is making, and Parent and Merger Sub are not relying on, any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise), or prospects, including with respect to any information made available to Parent, Merger Sub or any of their respective Representatives or Affiliates (including with respect to any judgment based on actuarial principles, practices or analyses by any Person or as to the future satisfaction or outcome of any assumption) or any information developed by Parent, Merger Sub or any of their respective Representatives or Affiliates.
ARTICLE VI
ADDITIONAL COVENANTS AND AGREEMENTS
Section 6.01    Conduct of Business.
(a)    During the period from the date of this Agreement through the earlier of the Closing and the termination of this Agreement, except as required by applicable Law, any

Governmental Authority of competent jurisdiction, as required or contemplated by the terms of this Agreement or as described in Section 6.01(a) of the Company Disclosure Letter, unless Parent otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), (w) the Company shall, and shall cause each of its Subsidiaries to, carry on its business in all material respects in the ordinary course of business consistent with past practice, (x) to the extent consistent with the prohibitions set forth in clauses (i) through (xxxvi) of this Section 6.01(a), the Company shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to preserve its and each of its Subsidiaries’ business organizations and material assets substantially intact, keep available in all material respects the services of its current officers, employees and consultants and preserve its goodwill and existing relationships with material customers, brokers, reinsurance providers, regulators, officers, employees and other Persons with whom the Company or any of its Subsidiaries have significant business relationships and (y) the Company shall not, and shall not permit any of its Subsidiaries to do any of the following without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed):
(i)    except as required by, and in accordance with, any Contract set forth on Section 4.02(b) of the Company Disclosure Letter, issue, sell or grant any of its shares or other equity or voting interests of the Company, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares or other equity or voting interests of the Company or any of its Subsidiaries, or any options, rights, warrants or other commitments or agreements to acquire from the Company or any of its Subsidiaries, or that obligate the Company or any of its Subsidiaries to issue, any share capital of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of, or other equity or voting interests in, the Company or any of its Subsidiaries or any Company Awards; provided that the Company may issue Company Shares or other securities as required pursuant to the vesting, settlement or exercise of Company Awards outstanding on the date of this Agreement in accordance with the terms of the applicable Company Award in effect on the date of this Agreement; provided, further, that the Subsidiaries of the Company may make any such issuances, sales or grants to the Company or a direct or indirect wholly owned Subsidiary of the Company;
(ii)    redeem, purchase or otherwise acquire any issued shares or other equity or voting interests of the Company or any of its Subsidiaries (including Shares) or any rights, warrants or options to acquire any shares of the Company or any of its Subsidiaries or other equity or voting interests of the Company or any of its Subsidiaries, except (A) pursuant to the Company Plans, or the Company Awards (including, for the avoidance of doubt, in connection with the forfeiture of any Company Awards or the satisfaction of any per share exercise price related to any Company Awards) or (B) in connection with the satisfaction of Tax withholding obligations with respect to any Company Awards;
(iii)    establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares or other equity or voting interests of the Company or any of its Subsidiaries, in each case, other than (A) periodic cash dividends paid by the Company on 5.625% PRD Preference Shares,

5.625% PRE Preference Shares or 7.000% PRF Preference Shares not in excess of the amounts contemplated by the applicable certificates of designations for such shares with record dates and payments dates generally consistent with the timing of record and payment dates in the most recent comparable prior fiscal quarter prior to the date of this Agreement and (B) dividends paid by a Subsidiary of the Company to the Company or any direct or indirect wholly owned Subsidiary of the Company;
(iv)    split, combine, subdivide or reclassify any shares or other equity or voting interests of the Company or any of its Subsidiaries;
(v)    incur, create, assume, guarantee or otherwise become liable for any outstanding principal amount of, accrued and unpaid interest on, and other payment obligations arising under any indebtedness for borrowed money and any indebtedness evidenced by any note, bond, debenture or other debt security (including issuing any warrants or other rights to acquire any notes, bonds, debentures or debt security), in each case, to the extent constituting an obligation or indebtedness of the Company or any of its Subsidiaries, except for (A) indebtedness incurred solely between the Company and any of its Subsidiaries or solely between its Subsidiaries, (B) letters of credit issued in the ordinary course of business consistent with past practice in the insurance or reinsurance business of the Company or any of its Subsidiaries, (C) following reasonable prior consultation with Parent, borrowings under the Company’s existing credit facilities having an aggregate principal amount outstanding that is not in excess of $10,000,000 or (D) following reasonable prior consultation with Parent, any other indebtedness in an aggregate principal amount not in excess of $25,000,000;
(vi)    enter into any swap or hedging transaction or other derivative agreement, except for in the ordinary course of business consistent with past practice and in compliance with the Investment Guidelines;
(vii)    sell, license or lease to any Person, in a single transaction or series of related transactions, any of its owned properties or assets (other than Intellectual Property which is subject to Section 6.01(a)(xxiii)) whose value or purchase price exceeds $5,000,000 individually or $10,000,000 in the aggregate, except (A) dispositions of obsolete, surplus or worn out assets or assets that are no longer used or useful in the conduct of the business of the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice, (B) transfers among the Company and its Subsidiaries or (C) sales of Investment Assets in the ordinary course of business consistent with past practice (including in connection with cash management or investment portfolio activities) and in compliance with the Investment Guidelines;
(viii)    make or authorize any (A) material capital expenditures outside the ordinary course of business consistent with past practice or (B) make loans or advances to, or, except as permitted by the Investment Guidelines, any investments in, any other Person, other than a Subsidiary of the Company;
(ix)    make any acquisition (including by merger or amalgamation) of the share capital or other equity or voting interests of any other Person (except the acquisition of Investment Assets in the ordinary course of business consistent with past practice and in compliance with the Investment Guidelines) or of the assets of any other Person, in each case, for consideration in excess of $5,000,000 individually or $10,000,000 in the aggregate or that is a Person operating a “long-tail business” (as such term is generally understood in the insurance industry);
(x)    make any material changes in financial accounting methods, principles or practices materially affecting the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except insofar as may be required by (or, in the reasonable good faith judgment of the Company, advisable under) (A) GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization or (B) Applicable SAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the National Association of Insurance Commissioners or any similar organization;
(xi)    materially alter or materially amend any existing (x) insurance or reinsurance underwriting, reserving, claim handling, loss control, policy retention or conservation or enterprise risk management practices, policies, procedures or guidelines, (y) ceded reinsurance diversification, counterparty criteria, business line or quota share percentage practices, policies, procedures or guidelines, (z) actuarial practice guideline or policy of the Company or any Company Insurance Subsidiary or any material assumption underlying any reserves or actuarial practice or policy or (z) operating or enterprise risk management policies, except as may be required by (or, in the reasonable good faith judgment of the Company, advisable under) (A) GAAP, including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, (B) Applicable SAP (or any interpretation thereof), including pursuant to standards or guidelines and interpretations of the National Association of Insurance Commissioners or any similar organization;
(xii)    reduce or strengthen any reserves, provisions for losses or other liability amounts in respect of Insurance Contracts and assumed reinsurance Contracts, except (A) as may be required by (or, in the reasonable good faith judgment of the Company, advisable under) Applicable SAP or GAAP, as applicable, (B) as a result of loss or exposure payments to other parties in accordance with the terms of Insurance Contracts and assumed reinsurance Contracts or (C) in the ordinary course of business consistent with past practice;
(xiii)    adopt or implement any shareholder rights plan or similar arrangement;
(xiv)    amend, whether by merger, consolidation or otherwise, (A) the Company Organizational Documents or (B) in any material respect the comparable Organizational Documents of any of the Subsidiaries of the Company in a manner that would reasonably be likely to prevent, materially impair or materially delay the consummation of the Transactions;

(xv)    adopt any plan or agreement of complete or partial liquidation or dissolution, merger, amalgamation, continuance, discontinuance, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, continue or agree to continue the Company or any of its Subsidiaries into any other jurisdiction, or convert or agree to convert the Company or any of its Subsidiaries into any other form of legal entity (in each case, other than with respect to (A) immaterial Subsidiaries or (B) any merger, amalgamation or consolidation solely among one or more wholly owned Subsidiaries of the Company with or into one or more other wholly owned Subsidiaries of the Company, in each case of clause (A) and (B), in a manner compliant with applicable Law (including the making of required notifications to, and receipt of required consents from, any Governmental Authority));
(xvi)    grant any Lien (other than Permitted Liens) in any of its material properties or assets (including any material Owned Intellectual Property), except to secure indebtedness or obligations permitted under Section 6.01(a)(v);
(xvii)    settle, discharge or compromise any pending or threatened Action against the Company or any of its Subsidiaries, or any of their officers or directors in their capacities as such, other than the settlement or discharge of Actions (A) solely for monetary damages for an amount not to exceed $1,500,000 for any such settlement individually or $2,500,000 in the aggregate (with such aggregate amount calculated taking into account the amount of any settled Tax proceedings permitted under Section 6.01(a)(xxv)(B)) or (B) for claims under Contracts of insurance or reinsurance issued by the Company or any of its Subsidiaries in accordance with applicable policy or contractual limits in the ordinary course of business consistent with past practice;
(xviii)    cancel any material indebtedness or waive any claims or rights under (A) any Material Contract, (B) Ceded Reinsurance Contract or (C) any Contract with respect to loss portfolio transfer or adverse development cover (including the LPT Agreement);
(xix)    except as required by the terms of a Company Plan as of the date hereof or in the ordinary course of business consistent with past practice in connection with annual enrollment of Company Plans that are welfare benefit plans, (A) terminate, establish, adopt, enter into, amend or grant any award under any Company Plan (including any retention, severance, termination pay, deferred compensation, change in control, transaction bonus or other incentive compensation plan) or any other arrangement that would be a Company Plan if in effect on the date hereof, (B) accelerate the payment, funding, right to payment or vesting of compensation or benefits of any current or former director, officer, employee or individual service provider of the Company or its Subsidiaries, (C) modify the compensation or benefits of any current or former Senior Employee, director or individual service provider or, except for annual base salary increases given in the ordinary course of business consistent with past practice, materially increase the compensation or benefits of any other employee, (D) loan or advance any money or other property to any director, officer, employee or individual service provider, or (E) grant any equity or equity-based awards to any director, officer, employee or individual service provider;

(xx)    (A) terminate the employment of any employee whose base salary exceeds $225,000 (or local currency equivalent) (a “Senior Employee”), other than for “cause,” (B) implement any plant closing, mass layoff or similar act requiring notice under the WARN Act or requiring collective consultation pursuant to applicable Law or (C) hire or promote any Senior Employee (or any employee who would be a Senior Employee, if employed on the date hereof);
(xxi)    waive, release or amend the restrictive covenant obligations of any current or former Senior Employee or director of the Company or any of its Subsidiaries;
(xxii)    renew (unless on the same terms), amend, modify or terminate any Material Contract or enter into any Contract that would constitute a Material Contract if in effect as of the date hereof;
(xxiii)    voluntarily abandon, sell, license, or otherwise dispose of or permit to lapse any right to Owned Intellectual Property material to the Company and its Subsidiaries, taken as a whole, other than abandonment or other disposition of Intellectual Property no longer used or useful in the conduct of the business of the Company or any of its Subsidiaries, and non-exclusive licenses entered into in the ordinary course of business consistent with past practice;
(xxiv)    voluntarily abandon, dispose of or permit to lapse any Permit material to the business of the Company or any of its Subsidiaries;
(xxv)    (A) make, revoke or change any material Tax election, (B) settle or compromise any audit or other proceeding relating to a material amount of Tax, (C) file any material amended Tax Return, (D) extend or waive (or agree to extend or waive) the application of any statute of limitations regarding the assessment or collection of any material Tax other than in the ordinary course of business consistent with past practice, (E) enter into any Tax indemnification, sharing, allocation, reimbursement or similar agreement, arrangement or understanding (other than any Contract entered into in the ordinary course of business consistent with past practice that does not relate principally to Taxes), (F) surrender any right to claim any material Tax refund, (G) make any material change to any annual Tax accounting period or method of Tax accounting, (H) change its residence for Tax purposes, (I) establish any office, branch or permanent establishment in any country other than the country in which it is organized, (J) request any material ruling related to Tax or (K) enter into or terminate any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state Tax Law), or any settlement deed or other binding agreement with any Taxing Authority, with respect to any material Tax;
(xxvi)    acquire or dispose of any material Investment Assets in any manner inconsistent with the Investment Guidelines and the ordinary course of business consistent with past practice;
(xxvii)     materially amend, materially modify, or otherwise materially change the Investment Guidelines or manage the investment portfolios of the Company

Insurance Subsidiaries in a manner that is inconsistent with the Investment Guidelines in any material respect;
(xxviii)     (A) enter into any new lines of business or withdraw from, or put into “run off,” any existing material lines of business or materially alter any existing material products or (B) without prior consultation with Parent, enter into any new delegated relationships with respect to the operation of a “long-tail business” (as such term is generally understood in the insurance industry);
(xxix)    voluntarily recognize or certify any Labor Organization or group of employees of the Company or its Subsidiaries as the bargaining representative for any employees of the Company or its Subsidiaries, or negotiate, enter into, renew, extend or amend any Collective Bargaining Agreement or other Contract with any Labor Organization;
(xxx)    enter into any Contract or commitment with any insurance regulatory authority other than in the ordinary course of business consistent with past practice;
(xxxi)    enter into (A) any material funding obligation of any kind, or material obligation to make any additional advances or investments (including any obligation relating to any currency or interest rate swap, hedge or similar arrangement), in respect of any of the Investment Assets or (B) any material outstanding commitments, options, put agreements or other arrangements relating to the Investment Assets to which the Company or any of its Subsidiaries may be subject upon or after the Closing, in each case, other than in the ordinary course of business consistent with past practice;
(xxxii)    enter into, renew (unless on the same terms), amend or modify, (A) any Contract, transaction or commitment with any Apollo Holder or Apollo Global Management Inc., Affiliates thereof, funds or other investment vehicles managed by Apollo Global Management Inc. or Affiliates thereof or portfolio companies (as such term is commonly understood) which are controlled by one or more of such funds or investment vehicles or (B) any material Contract, material transaction or material commitment with any former or present director or officer of the Company or any of its Subsidiaries or with any Affiliate of any of the foregoing Persons or any other Person covered under Item 404(a) of Regulation S-K under the Securities Act, other than, in the case of this clause (B), as would not be adverse to the Company or its Subsidiaries;
(xxxiii)    enter into, amend, or modify, any agreement with any broker, investment banker, financial advisor or other Person entitling such Person to any broker’s, finder’s, financial advisor’s or other similar fee or commission or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries, including any amendment or modification of either Engagement Letter;

(xxxiv)    enter into, amend, modify or exercise any right to renew any Company Lease that provides for or involves rent payments of $1,000,000 in any twelve (12) month period or more or has a term of more than three (3) years;
(xxxv)    (A) enter into, renew, amend, modify or terminate any reinsurance or retrocession Contract pursuant to which any Company Insurance Subsidiary is the Cedant that would, or would reasonably be expected to, result in the Company and its Subsidiaries, taken as a whole, ceding (or in the case of renewals, modifications, amendments and terminations, already represents, the Company and its Subsidiaries, taken as a whole, ceding) to third parties in excess of five percent (5%) of the total gross written premiums of the Company and its Subsidiaries, taken together, or (B) enter into, renew, amend, modify or terminate any loss portfolio transfer or adverse development cover (including renewing, modifying, amending or terminating the LPT Agreement) or similar transaction; or
(xxxvi)    authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.
(b)    Nothing in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.
Section 6.02    No Solicitation by the Company; Change in Recommendation.
(a)    Except as permitted by this Section 6.02, the Company shall and shall cause each of its Subsidiaries to, and its and their respective directors, officers and employees to, and shall use its reasonable best efforts to cause its other Representatives (including by providing written direction to its financial advisor informing it of the obligations set forth in clauses (i) and (ii) of this Section 6.02(a)), as applicable, to, (i) immediately cease any solicitation, knowing encouragement, discussions or negotiations of or with any Persons that may be ongoing with respect to a Takeover Proposal and (ii) during the period from the date of this Agreement through the earlier of the Closing and the termination of this Agreement pursuant to Article VIII, not, directly or indirectly, (A) solicit, knowingly encourage, initiate or take any action to facilitate the submission of any inquiry or the making of any proposal or offer, in each case that constitutes, or would reasonably be expected to lead to, a Takeover Proposal, (B) engage in or otherwise participate in any discussions or negotiations regarding any submission, proposal, announcement, offer or inquiry that constitutes or would reasonably be expected to lead to a Takeover Proposal or furnish to any other Person any non-public information regarding the Company or any Subsidiary of the Company in connection with, or that would reasonably be expected to lead to, a Takeover Proposal, (C) enter into any Company Acquisition Agreement, (D) terminate, waive, amend, release or modify any provision of any confidentiality, standstill, exercise or similar agreement to which the Company or any Subsidiary of the Company is a party in connection with a Takeover Proposal or any submission, proposal, offer or inquiry that would reasonably be expected to lead to any Takeover Proposal (unless the Company Board determines in good faith (after consultation with its outside counsel) that failure to do so would be inconsistent with the fiduciary duties of directors under Bermuda Law), (E) reimburse or agree to reimburse the expenses of any Person (other than the Company’s Representatives) in connection with a Takeover Proposal, or (F) publicly propose or agree to do any of the foregoing. Promptly following the execution of this Agreement, the Company shall, to the extent it had not previously done so prior to the date of this Agreement, deliver a request to each Person that has executed a confidentiality, standstill, exercise or similar agreement with the Company during the eighteen (18) months prior to the date of this Agreement or has received non-public information from or on behalf of the Company during such period, in either case, in connection with considering or making a Takeover Proposal to promptly return or destroy any non-public information previously furnished or made available to such Person or any of its Representatives on behalf of the Company or its Representatives. Notwithstanding the foregoing or anything else in this Agreement to the contrary, the Company may waive, and may choose not to enforce, any provision of any confidentiality, standstill, exercise or similar agreement with any Person that would prohibit such Person from communicating confidentially a Takeover Proposal to the Company Board, if and only to the extent that the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties under Bermuda Law. The Company shall be responsible for any actions taken by any of its Affiliates or Apollo Global Management, Inc. and its Affiliates or funds or investment vehicles managed by any of them and their respective directors, officers, employees or other Representatives that would be a breach of the foregoing if taken by the Company.
(b)    Notwithstanding anything contained in Section 6.02(a) or any other provision of this Agreement to the contrary, if, at any time after the execution of this Agreement and prior to the earlier to occur of obtaining the Company Shareholder Approval and the termination of this Agreement in accordance with its terms, the Company receives a bona fide Takeover Proposal, which Takeover Proposal did not result from any breach of this Section 6.02 (provided that, solely for purposes of determining whether a breach of the first sentence of Section 6.02(a) has occurred for purposes of this Section 6.02(b) or Section 6.02(d), but not, for the avoidance of doubt, for the purpose of determining whether a breach has occurred for purposes of Section 8.02 or Section 8.03(a)(ii), the Company’s obligation to use its reasonable best efforts to cause its Representatives to comply with the first sentence of Section 6.02(a) shall be a covenant (without qualification of reasonable best efforts) to cause its Representatives to comply with clauses (i) and (ii) of Section 6.02(a)), then (i) the Company and its Representatives may contact such Person or group of Persons making the Takeover Proposal solely to clarify the terms and conditions thereof or to request that any Takeover Proposal made orally be made in writing; provided that the Company shall promptly provide to Parent any material written correspondence with any such Person or its Representatives (and in any event within twenty-four (24) hours after receipt thereof) and communicate to Parent any material terms and conditions of such Takeover Proposal that were orally communicated to the Company or its Representatives by such Person and (ii) if the Company Board determines in good faith after consultation with its financial advisors and outside legal counsel that such Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and that the failure to take the actions described in clause (y) below would be inconsistent with the directors’ fiduciary duties under Bermuda Law, then the Company and its Representatives may (x) enter into an Acceptable Confidentiality Agreement with the Person or group of Persons making the Takeover Proposal and furnish pursuant thereto information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Takeover Proposal; provided that the Company (1) shall promptly provide to Parent a copy of such Acceptable Confidentiality Agreement; and (2) has previously provided, or substantially concurrently with the time such information is provided to such Person or group of Persons, provides, all such information concerning the Company or any of its Subsidiaries to Parent or its Representatives, and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Takeover Proposal after entering into an Acceptable Confidentiality Agreement with such Person.
(c)    The Company shall promptly notify Parent in the event that the Company or any of its Subsidiaries or its or their Representatives receives a Takeover Proposal (and in any event within twenty-four (24) hours after receipt thereof) and shall disclose to Parent the material terms and conditions of any such Takeover Proposal and the identity of the Person or group of Persons making such Takeover Proposal and unredacted copies of all proposals, offers, indications of interest, term sheets or other material agreements and documents with respect thereto or that contain proposed terms of such Takeover Proposal and communicate to Parent any material terms and conditions orally communicated to the Company or its Representatives in connection with such Takeover Proposal, in each case, as promptly as practicable (and in no event later than twenty-four (24) hours) after receipt or delivery thereof. The Company shall keep Parent reasonably informed of any material developments with respect to any such Takeover Proposal (including any material changes thereto and provide copies of proposals, offers, indications of interest, term sheets or other material agreements, as contemplated above) on a prompt basis. For the avoidance of doubt, all information provided to Parent pursuant to this Section 6.02 will be subject to the terms of the Confidentiality Agreement.
(d)    Neither the Company Board nor any committee thereof shall (x) (A) withhold or withdraw or publicly propose to withdraw or withhold the Company Board Recommendation, (B) modify, qualify or amend or publicly propose to modify, qualify or amend the Company Board Recommendation in a manner adverse to Parent, (C) fail to include the Company Board Recommendation in the Proxy Statement, (D) approve, publicly endorse or recommend or propose to approve, publicly endorse or recommend any Takeover Proposal, (E) make any recommendation in connection with a tender offer or exchange offer, other than a recommendation against such offer, or fail to recommend against acceptance of such a tender or exchange offer, including by taking no position with respect to acceptance of such tender or exchange offer, by the close of business on the earlier of (i) the tenth (10th) business day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act and (ii) the second (2nd) business day prior to the date of the Company Shareholders Meeting (if such tender or exchange offer is commenced prior to the fourth (4th) business day prior to the Company Shareholders Meeting) or the date and time of the Company Shareholders Meeting (if such tender or exchange offer is commenced on or after the fourth (4th) business day prior to the Company Shareholders Meeting), or (F) fail to publicly reaffirm the Company Board Recommendation within five (5) business days after receipt of a written request by Parent to make such public reaffirmation following the receipt by the Company of a public Takeover Proposal (other than in the case of a Takeover Proposal in the form of a tender offer or exchange offer, which shall be governed by clause (E)) that has not been withdrawn; provided that Parent may make any such request only once in any ten (10) business day period and only once for each such public Takeover Proposal and once for each public material amendment to such Takeover Proposal (any prohibited action described in this clause (x) being referred to as an “Adverse Recommendation Change”) or (y) authorize, cause or permit or publicly propose to authorize, cause or permit the Company or any of its Subsidiaries to execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, amalgamation agreement, acquisition agreement, share purchase agreement, asset purchase agreement, option agreement or other agreement related to any Takeover Proposal (other than any Acceptable Confidentiality Agreement pursuant to Section 6.02(b)) (each, a “Company Acquisition Agreement”) or requiring, directly or indirectly, the Company to abandon, terminate or fail to consummate the Transactions. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, prior to the time the Company Shareholder Approval is obtained, the Company Board may:
(i)    in response to an Intervening Event, if the Company Board has determined in good faith, after consultation with the Company’s outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under Bermuda Law, make an Adverse Recommendation Change; and
(ii)    in response to a Superior Proposal that has not been withdrawn, if the Company Board has determined in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under Bermuda Law, (A) make an Adverse Recommendation Change or (B) cause the Company to terminate this Agreement pursuant to Section 8.01(d)(ii), pay the Company Termination Fee and enter into a definitive agreement to implement such Superior Proposal;
provided that the Company has complied in all material respects with this Section 6.02 and has given Parent at least four (4) business days’ (the “Change of Recommendation Notice Period”) written notice (a “Company Notice”) prior to taking any such action, which notice shall include a statement that the Company Board intends to take such action and specifying the reasons therefor and (I) in the case of an Intervening Event, specifies the material changes, developments, effects, circumstances, states of facts or events comprising such Intervening Event, and (II) in the case of a Superior Proposal, discloses (1) the material terms and conditions of such Superior Proposal and the identity of the Person or group of Persons making such Superior Proposal and (2) a copy of the most current version of the Company Acquisition Agreement (if any) with respect to such Superior Proposal and any agreement in the Company’s possession relating to the financing of such Superior Proposal; provided, further, that (X) during such Change of Recommendation Notice Period (it being understood and agreed that any change to the financial or other material terms and conditions of a Superior Proposal shall require an additional Company Notice to Parent and an additional two (2) business day period prior to taking any specified action), the Company shall have, and shall have caused its Subsidiaries and its and their respective Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such commercially reasonable adjustments to the terms and conditions of this Agreement as would enable the Company Board to no longer make an Adverse Recommendation Change or a determination that a Takeover Proposal constitutes a Superior Proposal and (Y) the Company Board shall have determined in good faith following the end of such Change of Recommendation Notice Period (as it may be extended pursuant to this Section 6.02(d)), after considering the results of such negotiations and the revised proposals made by Parent, if any, after consultation with the Company’s financial advisors and outside legal counsel, that the Superior Proposal giving rise to such Company Notice continues to be a Superior Proposal.
(e)    Nothing in this Section 6.02 or elsewhere in this Agreement shall prohibit the Company or the Company Board or any committee thereof from (i) taking and disclosing to shareholders of the Company a position or communication contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure or communication to shareholders of the Company that the Company Board determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, is required by the directors’ fiduciary duties under Bermuda Law or otherwise by Bermuda Law, it being understood, however, that this Section 6.02(e) shall not be deemed to permit the Company Board to make an Adverse Recommendation Change or take any of the actions referred to in clause (ii) of Section 6.02(d), except, in each case, to the extent permitted by Section 6.02(d), or (iii) informing any Person of the existence of the provisions contained in this Section 6.02.
(f)    As used in this Section 6.02, “group” has the meaning ascribed to it in Rule 13d-5 promulgated under the Exchange Act.
Section 6.03    Company Shareholder Approval; Preparation of Information Statement or Proxy Statement.
(a)    Immediately following the execution of this Agreement, the Company shall deliver a written notice to the Apollo Holders containing such information as described in Section 106(2) of the Bermuda Companies Act and in the form attached hereto as Exhibit C (the “106(2) Notice”) and shall take all actions necessary to seek and obtain the Company Shareholder Approval by way of a written resolution of the Apollo Holders with respect to 75,418,220 Shares in the aggregate, in the form attached hereto as Exhibit B (the “Shareholder Written Resolution”), in accordance with Bermuda Law, the Company Charter and the Company Bye-Laws. As promptly as practicable after receipt of the executed Shareholder Written Resolution from the Apollo Holders, the Company shall deliver to Parent a copy (including by PDF or other electronic image scan transmission attached to email) of such Shareholder Written Resolution executed by the Apollo Holders. If the Shareholder Written Resolution is not executed by the Apollo Holders and delivered to Parent within twelve (12) hours after the execution of this Agreement in accordance with this Section 6.03(a) (the “Majority Shareholder Approval Delivery Period”), Parent shall have the right to terminate this Agreement as set forth in Section 8.01(c)(i). The Company shall commence distribution of the 106(2) Notice (and it shall contain the Company Board Recommendation) and the Shareholder Written Resolution to all shareholders of the Company at the time of delivering the same to the Apollo Holders by posting such documents to the Investor Relations page of the Company’s website no later than 11:59 p.m., Bermuda time, on the date of this Agreement.
(b)    In the event the Company Shareholder Approval is received by delivery to Parent pursuant to Section 6.03(a) of the executed Shareholder Written Resolution from the Apollo Holders, then the Company (with the assistance and cooperation of Parent as reasonably requested by the Company) shall prepare and distribute the Information Statement (and such other items as applicable) to the holders of the Shares as promptly as practicable (and in any event no later than ten (10) business days following the date the Company Shareholder Approval is received by delivery to Parent pursuant to Section 6.03(a) of the executed Shareholder Written Resolution from the Apollo Holders), informing the holders of Shares, among other things, that the Company Shareholder Approval has been obtained pursuant to the Shareholder Written Resolution from the Apollo Holders.
(c)    In the event the Company Shareholder Approval is not received by delivery to Parent pursuant to Section 6.03(a) of the executed Shareholder Written Resolution from the Apollo Holders by the end of the Majority Shareholder Approval Delivery Period and Parent has not terminated this Agreement in accordance with Section 8.01(c)(i), then the Company (with the assistance and cooperation of Parent as reasonably requested by the Company) shall prepare the Proxy Statement and distribute the Proxy Statement to the holders of the Shares as promptly as practicable (and in any event no later than twenty (20) business days following the date of this Agreement) in such manner as required by applicable Law. The Company Board shall make the Company Board Recommendation to the holders of the Shares and shall include such recommendation in the Proxy Statement. Parent shall provide to the Company all information concerning Parent and Merger Sub as may be reasonably requested by the Company in connection with the Proxy Statement and shall otherwise assist and cooperate with the Company in the preparation of the Proxy Statement. Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it for use in the Proxy Statement, if and to the extent such information shall have become false or misleading in any material respect. Prior to any dissemination of the Proxy Statement to the holders of the Shares, the Company shall provide Parent with a reasonable opportunity to review and to propose comments on such document or response, which the Company shall consider in good faith.
(d)    In the event the Company Shareholder Approval is not received by delivery to Parent pursuant to Section 6.03(a) of the executed Shareholder Written Resolution from the Apollo Holders by the end of the Majority Shareholder Approval Delivery Period and Parent has not terminated this Agreement in accordance with Section 8.01(c)(i), the Company shall take all necessary actions, including in accordance with applicable Law, the Company Organizational Documents, and the rules of the NYSE, to establish a record date for, duly call, give notice of, convene and hold a meeting of its shareholders (including any adjournment, recess, reconvening or postponement thereof, the “Company Shareholders Meeting”) for the purpose of obtaining the Company Shareholder Approval, as soon as reasonably practicable after the Proxy Statement is distributed to holders of the Shares and in accordance with applicable Law. Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to this Section 6.03 shall not be affected by (i) the commencement, public proposal, public disclosure or communication to the Company of any Takeover Proposal or (ii) the Company Board of Directors making an Adverse Recommendation Change. The Company shall not include in the Proxy Statement any proposal to vote upon or consider any Takeover Proposal. Subject to Section 6.02, the Company shall use its reasonable best efforts to obtain the Company Shareholder Approval. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not, without Parent’s prior written consent (x) change the record date for the Company Shareholders Meeting or (y) adjourn, recess, reconvene or postpone the Company Shareholders Meeting; provided that the Company may adjourn, recess, reconvene or postpone the Company Shareholders Meeting without Parent’s prior written consent if, after reasonable consultation with Parent, the Company reasonably believes that (i) such adjournment, recess, reconvening or postponement is necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the holders of Company Shares within a reasonable amount of time in advance of the Company Shareholders Meeting, (ii) as of the time for which the Company Shareholders Meeting is originally scheduled (as set forth in the Proxy Statement), (A) there will be an insufficient number of Shares present (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting or (B) there will be an insufficient number of proxies to obtain the Company Shareholder Approval or (iii) such adjournment, recess, reconvening or postponement is required by Law or a court or other Governmental Authority of competent jurisdiction in connection with any Actions in connection with this Agreement or the Merger. The Company shall adjourn or postpone the Company Shareholders Meeting once, for a period of up to fourteen (14) days, if requested by Parent (in Parent’s sole discretion) to permit additional time to solicit the Company Shareholder Approval, if sufficient proxies constituting the Company Shareholder Approval have not been received by the Company. If requested by Parent, the Company shall advise Parent at least on a daily basis on each of the last fourteen (14) days prior to the date of the Company Shareholders Meeting (and any reconvening thereof) as to the aggregate tally of proxies received by the Company with respect to the Company Shareholder Approval and whether such proxies have been voted affirmatively or negatively with respect to each of the proposals to be presented at the Company Shareholders Meeting.
Section 6.04    Reasonable Best Efforts.
(a)    Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub and the Company shall use its reasonable best efforts, and shall use its reasonable best efforts to cause its respective Affiliates to use its reasonable best efforts, to fulfill all conditions to Closing applicable to such party pursuant to this Agreement and to consummate and make effective, in the most expeditious manner reasonably practicable, the Merger and the other Transactions, including (i) using reasonable best efforts to obtain all necessary, proper or advisable Consents from Governmental Authorities and making all necessary, proper or advisable registrations, filings and notices and using reasonable best efforts to take all steps as may be necessary to obtain such Consents from any Governmental Authority (including under Insurance Laws and the HSR Act and any other applicable Antitrust Laws) and (ii) executing and delivering any additional agreements, documents or instruments necessary, proper or advisable to consummate the Transactions, and to fully carry out the purposes of, this Agreement.
(b)    Without limiting the foregoing and subject to Section 6.04(f) and Section 6.04(g), each party hereto shall use its reasonable best efforts, and shall use its reasonable best efforts to cause its Affiliates to use their reasonable best efforts, to avoid each and every impediment under any applicable Law that may be asserted by, or judgment, decree and order that may be entered with, any Governmental Authority with respect to this Agreement, the Merger, or any other Transaction, so as to enable the Closing to occur in the most expeditious manner reasonably practicable, including using reasonable best efforts to (i) obtain all Consents of Governmental Authorities necessary, proper or advisable to consummate the Transactions and secure the expiration or termination of any applicable waiting period under the HSR Act and any other applicable Antitrust Laws, (ii) resolve any objections that may be asserted by any

Governmental Authority with respect to the Merger or any other transaction contemplated hereby, and (iii) prevent the entry of, and have vacated, lifted, reversed or overturned, any judgment, decree or order of Governmental Authorities that would prevent, prohibit, restrict or delay the consummation of the Merger or any other Transaction contemplated hereby.
(c)    In furtherance of and without limiting the foregoing and subject to the applicable filing party having received from the other party any information relating to such other party or its Affiliates required by applicable Law to complete the relevant filing that is reasonably requested by them, (i) Parent shall, and shall use its reasonable best efforts to cause each of its controllers under applicable Law, if applicable, file a “Form A” Acquisition of Control with the Insurance Commissioner of the States of Texas and North Dakota, within twenty-five (25) business days after the date hereof (other than biographical affidavits, fingerprint cards, background checks and personal financial statements, which shall follow as promptly as reasonably practicable thereafter), (ii) Parent shall file any pre-acquisition notifications on “Form E” or similar market share notifications to be filed in each jurisdiction where required by applicable Insurance Laws within twenty-five (25) business days after the date hereof, (iii) each of Parent and the Company shall file a notification and report form pursuant to the HSR Act with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice with respect to the Transactions and requesting early termination of the waiting period under the HSR Act, within twenty-five (25) business days after the date hereof and Parent shall file all submissions, notifications and filings (in draft form, where applicable) as are required to be made or obtained under any other Antitrust Laws set forth on Schedule I (other than Item 24 thereof) within twenty-five (25) business days after the date hereof, (iv) Parent shall file the Merger Application with the Registrar pursuant to the Bermuda Companies Act and with the Bermuda Monetary Authority for the approval pursuant to the Exchange Control Act 1972 regarding the change of ownership of the Company, within fourteen (14) business days after the date hereof, (v) Parent shall, and shall use its reasonable best efforts to cause each of its controllers under applicable Law, if applicable, to, file a notification under section 178 of the Financial Services and Markets Act 2000 to (A) in respect of AIUK and AMAL, with the Prudential Regulation Authority and the Financial Conduct Authority and (B) in respect of Aspen UK Syndicate Services Limited, the Financial Conduct Authority, within twenty-five (25) business days after the date hereof, (vi) Parent or, where appropriate, AMAL, shall, following the provision of a draft approved by Parent, file a notification requesting the written consent of the Council as required by paragraph 43 of the Lloyd’s Underwriting Bye-Law within twenty-five (25) business days after the date hereof, (vii) Parent shall, and shall use its reasonable best efforts to cause each of its directors, officers, employees and other control persons (and to direct its other Representatives) under applicable Law, if applicable, to, file a notification requesting the written consent of the Council as required by paragraph 12 of the Lloyd’s Membership Byelaw to Lloyd’s within twenty-five (25) business days after the date hereof, (viii) Parent shall (A) request a pre-filing briefing with the JFSA as promptly as practicable after the date hereof, and shall request a date for such meeting within ten (10) business days after the date hereof, and if the JFSA does not accept such date, then Parent shall use its reasonable best efforts to accommodate the earliest date thereafter the JFSA is available for such meeting and (B) deliver, or cause to be delivered, to the JFSA a substantially complete draft JFSA application in connection with the Transactions within forty (40) business days after the date hereof and (ix) Parent or the Company, as applicable, shall, and shall use its reasonable best efforts to cause each of its respective controllers or Affiliates under applicable Law, if applicable, to, make any other necessary, proper or advisable registrations, filings and notices under non-U.S. Antitrust Laws and national security and foreign direct investment Laws as promptly as practicable after the date hereof. All filing fees payable in connection with the foregoing shall be borne by Parent.
(d)    Each of the Company, Parent and Merger Sub shall consult with one another and reasonably cooperate in all respects with respect to the obtaining of all Consents of Governmental Authorities necessary, proper or advisable to consummate the Transactions and each of the Company, Parent and Merger Sub shall keep the others reasonably apprised on a prompt basis of the status of matters relating to such Consents, and shall use reasonable best efforts to notify each other without undue delay and within two (2) business days from actual receipt of Consent that have been fulfilled or have finally lapsed. The Company shall supply all information reasonably requested by Parent to prepare any necessary filings and to make a determination of what filings under the Antitrust Laws are necessary. Parent and the Company shall (i) have the right to review in advance and, to the extent practicable, and subject to any restrictions under applicable Law, each shall consult the other with respect to, any filing made with, or written materials submitted to, any Governmental Authority or any third party in connection with the Transactions and each party agrees to in good faith consider comments of the other parties thereon, (ii) promptly furnish to each other copies of all such filings and written materials after their filing or submission, in each case subject to applicable Laws, (iii) promptly advise each other upon receiving any communication from any Governmental Authority whose Consent is required to consummate the Transactions, including promptly furnishing each other copies of any written or electronic communication (redacted and/or on an outside counsel basis as necessary), and shall promptly advise each other when any such communication causes such party to believe that there is a reasonable likelihood that any such Consent will not be obtained or that the receipt of any such Consent will be materially delayed or conditioned and (iv) not, and shall cause their respective Affiliates not to, permit any of their respective Representatives to participate in any live or telephonic meeting with any Governmental Authority (other than routine or ministerial matters) in respect of any filing, investigation or other inquiry relating to the Transactions, unless, to the extent practicable, (A) it consults with the other party in advance and (B) to the extent permitted by applicable Law and by such Governmental Authority, gives the other party the opportunity to attend and participate in such meeting. Notwithstanding the foregoing or anything else contained in this Agreement, (x) Parent and Merger Sub shall not be obligated to take any action described in clauses (i) through (iv) above with respect to the JFSA (provided, however, that, upon the Company’s reasonable request, Parent shall provide the Company with an update regarding the current status of the approval required from JFSA, which update will be provided on an outside counsel only basis) and (y) no party shall be obligated to provide information to another party, if such party determines, in its reasonable judgment, that (1) doing so would violate applicable Law or a Contract, agreement, privilege or obligation of confidentiality owing to a third party, jeopardize the protection of an attorney-client privilege or expose such party to risk of liability for disclosure of sensitive or personal information (it being understood that the parties shall, and shall cause their respective Affiliates to, use reasonable best efforts to enable such information to be furnished or made available to the requesting party or its Representatives without so jeopardizing privilege or protection, incurring liability or contravening applicable Law or Contract, agreement or obligation, including by entering into a customary joint defense agreement or common interest agreement with the requesting party, to the extent such an agreement would preserve the applicable privilege or protection) or (2) such information is not directly related to the Transactions and is not otherwise material to obtaining the Consents in a timely fashion. For the avoidance of doubt, this Section 6.04(d) (except for the immediately preceding sentence) shall not apply with respect to Tax matters.
(e)    Parent and Merger Sub shall not, and shall cause their Subsidiaries and Sompo Holdings, Inc. and its Subsidiaries not to, enter into any Contract with respect to the consummation of any transaction that would, or would reasonably be expected to, prevent or materially delay or impair the consummation of the Transactions prior to the Walk-Away Date.
(f)    Notwithstanding anything to the contrary contained in this Agreement, in no event shall a party or any of its Affiliates be required by a Governmental Authority to agree to take, or enter into any action, which action is not conditioned upon the Closing.
(g)    Notwithstanding anything to the contrary contained in this Agreement, in no event shall Parent or any of its Affiliates be required to (and in no event shall the Company or any Subsidiary of the Company without the prior written consent of Parent agree to (or permit its directors, officers, employees or other Representatives to)) take or refrain from taking, or agree to take or refrain from taking, any action, including entering into any consent decree, hold separate order or other arrangement, or permit or suffer to exist any condition, limitation, restriction or requirement (i) that would, or would reasonably be expected to, have a material adverse effect on the business, results of operations or financial condition of (A) the Company and its Subsidiaries, taken as a whole, or (B) Parent and its Affiliates, taken as a whole, (ii) relating to the contribution of capital, or any guaranty, keep-well, capital maintenance or similar arrangement, by Parent or any of its Affiliates (other than the Company and its Subsidiaries) to or of the Company or any of its Subsidiaries or any restrictions on dividends or distributions that, in any case, would, or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of Parent and its Affiliates, taken as a whole, or (iii) that, in any case, would require the transfer, sale, divestiture or holding separate of any capital stock, business, line(s) of business, Contracts or other assets of Parent or any of its Subsidiaries that would, or would reasonably be expected to, have a material adverse effect on the business, results of operations or financial condition of (A) the Company and its Subsidiaries taken as a whole or (B) Parent and its Affiliates, taken as a whole (provided that, in each case of clause (i)(B), (ii) and (iii)(B) hereof, for purposes of determining whether any condition, limitation, restriction or requirement would, or would reasonably be expected to, have a material adverse effect on the business, results of operations or financial condition of Parent and its Affiliates taken as a whole (including, following the Closing, the Company and its Subsidiaries), Parent and its Affiliates collectively shall be deemed to be a company the size of the Company and its Subsidiaries taken as a whole) (any such requirement in the foregoing clauses (i), (ii) and (iii), individually or together with all other such requirements, a “Parent Burdensome Condition”). Except as approved by Parent, the Company shall not, and shall not permit any of its Subsidiaries to, make or agree to any concessions with a Governmental Authority in order to obtain the approvals set forth in Schedule I or any other Consents from a Governmental Authority. The parties and their respective Representatives shall promptly confer in good faith for a reasonable period of time in order to (x) exchange and review their respective views and positions as to any Parent Burdensome Condition or potential Parent Burdensome Condition and (y) discuss and present to, and reasonably engage with, the applicable Governmental Authority regarding any approaches to actions that would avoid the imposition of a Parent Burdensome Condition or mitigate its impact so that it is no longer a Parent Burdensome Condition.
Section 6.05    Transfer Taxes. Subject to Section 3.02, all share transfer, real estate transfer, documentary, stamp, recording, sales, use and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”) incurred in connection with the Transactions shall be paid by Parent or the Surviving Company and Parent and/or Surviving Company shall be responsible for arranging any filing or Tax Return or fulfilling any other administrative or reporting obligation in connection with such Transfer Taxes, and, prior to the Effective Time, the Company shall cooperate with Parent in preparing, executing and filing any applicable Tax Returns with respect to such Transfer Taxes.
Section 6.06    Public Announcements. Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and give each other reasonable opportunity to review and comment upon, any press release or other public statement (including statements broadly disseminated to employees of the Company) with respect to the Transactions, and shall not (and shall not cause or permit their respective Subsidiaries or Representatives to) issue any such press release or make any such public statement prior to such consultation, except (a) as may be required by applicable Law, court process or the rules and regulations of any national securities exchange or national securities quotation system, (b) as otherwise explicitly provided in Section 6.02, (c) Parent and the Company may make any oral or written public or internal announcements, releases or statements if the substance of such announcements, releases or statements, was publicly or internally disclosed and previously subject to and complied with the foregoing requirements or (d) to enforce its rights and remedies under this Agreement. The parties agree that the initial press release to be issued with respect to the Transactions following execution of this Agreement shall be in the form heretofore agreed to in writing by the parties. Notwithstanding anything in the foregoing to the contrary, the Company shall not make any internal announcements or other communications to its employees, customers, brokers or reinsurance providers or other Producers with respect to this Agreement or the Transactions without Parent’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed.
Section 6.07    Access to Information. Subject to applicable Law, upon reasonable notice, the Company shall afford to Parent and Parent’s Representatives reasonable access during normal business hours to the Company’s officers, employees, agents, properties, books, Contracts and records, and shall promptly furnish to Parent and Parent’s Representatives such information concerning its business, personnel, assets, liabilities and properties as Parent may reasonably request; provided that, Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company and that any information provided hereunder shall be treated as confidential in accordance with the terms of the Confidentiality Agreement; provided, further, however, that, notwithstanding the foregoing, the Company shall not be obligated to provide such access or information, if the Company determines, in its reasonable judgment, that (a) doing so could violate applicable Law or a Contract or obligation of confidentiality owing to a third party, waive the protection of an attorney-client privilege or other legal privilege, or expose the Company to risk of liability for disclosure of sensitive or personal information or (b) that such information is competitively sensitive. Without limiting the foregoing, in the event that the Company does not provide access or information in reliance on the immediately preceding sentence, it shall provide notice to Parent that it is withholding such access or information and the basis for such withholding and shall use its reasonable best efforts to enable such information to be furnished or made available to the requesting party or its Representatives without so jeopardizing privilege or protection, incurring liability, contravening applicable Law or Contract or obligation or implicating concerns about its competitively sensitive nature, including by entering into a customary joint defense agreement or common interest agreement with the requesting party, to the extent such an agreement would preserve the applicable privilege or protection or providing any competitively sensitive or otherwise legally restricted information in a “clean room” or by making it available through any similar procedures designed to limit the risk of improperly sharing such information. Notwithstanding anything herein to the contrary, Parent and Merger Sub shall not, and shall cause their respective officers, directors and employees not to, knowingly contact any customer, policyholder, partner, actuary, broker, vendor, supplier or employee of the Company or its Subsidiary in connection with the Transactions without the Company’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed); provided that nothing shall prohibit Parent or Merger Sub or any of their officers, directors or employees from communicating with any current or prospective customer, policyholder, partner, actuary, broker, vendor or supplier in the ordinary course of business and making any communications regarding the Transaction otherwise permitted by this Agreement. All requests for information made pursuant to this Section 6.07 shall be directed to the Person designated by the Company. Notwithstanding anything in this Agreement or in the Confidentiality Agreement to the contrary, nothing herein or therein shall prohibit, limit or delay the sharing of any information or documents with any Governmental Authority in order to obtain any necessary, proper or advisable Consent from any Governmental Authority in connection with the Transactions or to make any necessary, proper or advisable registration, filing or notice with or to any Governmental Authority in connection with the Transactions.
Section 6.08    Indemnification and Insurance.
(a)    From and after the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, (i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company, a Subsidiary of the Company, or any other Person in which the Company or any of its Subsidiaries owns any equity interests at the request of the Company (each, together with such Person’s heirs, executors and administrators, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise), and expenses (including fees and expenses of legal counsel) in connection with any Action (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee is or was a director or officer of the Company or such Subsidiary or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer, employee or agent of the Company or such Subsidiary or taken at the request of the Company or such Subsidiary (including in connection with serving at the request of the Company or such Subsidiary as a director, officer, employee, agent, trustee or fiduciary of another Person (including any employee benefit plan)), in each case under clause (A) or (B), at, or at any time prior to, the Effective Time (including any Action relating in whole or in part to the Transactions or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnitee), to the fullest extent permitted under applicable Law; provided that no Indemnitee shall be indemnified against any liability that by virtue of any rule of law attaches to such Indemnitee in respect of any fraud or dishonesty of which such Indemnitee is guilty in relation to the Company, as finally determined by the Supreme Court of Bermuda; and (ii) assume all obligations of the Company and such Subsidiaries to the Indemnitees in respect of indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights for advancement of expenses) as provided in the Company Organizational Documents and the Organizational Documents of such Subsidiaries as in effect on the date of this Agreement or in any agreement in existence as of the date of this Agreement providing for indemnification between the Company and any Indemnitee. Without limiting the foregoing, Parent, from and after the Effective Time, shall cause, to the fullest extent permitted under applicable Law, the memorandum of association and bye-laws of the Surviving Company to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers, advancement of expenses and indemnification for actions or omissions occurring at or prior to the Effective Time than are set forth as of the date of this Agreement in the Company Organizational Documents, which provisions shall not be amended, repealed, or otherwise modified for a period of six (6) years from the Effective Time in a manner that would adversely affect the rights thereunder of the Indemnitees, except as amendments may be required by applicable Law during such period.
(b)    For the six (6) year period commencing immediately after the Effective Time, the Surviving Company shall maintain in effect directors’ and officers’ liability insurance from an insurance carrier with the same or better financial strength of the Company’s current carrier with respect to directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the Effective Time with respect to Indemnitees on terms and scope with respect to such coverage, and in amount, no less favorable to such individuals than those of such policies in effect on the date of this Agreement; provided, however, that, if the annual premium for such insurance exceeds 300% of the current annual premium (such 300% threshold, the “Maximum Premium”), which Maximum Premium is set forth in Section 6.08(b) of the Company Disclosure Letter, the Surviving Company shall provide or cause to be provided a policy for the applicable individuals with the best coverage as shall then be available at an annual premium not in excess of the Maximum Premium. The Company may (or, at the request of Parent, shall) purchase, for an aggregate amount not to exceed the aggregate Maximum Premium for six (6) years, a six (6) year prepaid “tail” policy on terms and conditions providing at least substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to matters existing or occurring prior to the Effective Time, including the Transactions. If such prepaid “tail” policy has been obtained by the Company, it shall be deemed to satisfy all obligations to obtain insurance pursuant to this Section 6.08(b).
(c)    The provisions of this Section 6.08 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs, and his or her Representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company Organizational Documents, by Contract, or otherwise. The obligations of Parent and the Surviving Company under this Section 6.08 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 6.08 applies, unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 6.08 applies shall be third-party beneficiaries of this Section 6.08).
(d)    In the event that the Surviving Company or any of their respective successors or assigns (i) consolidates or amalgamates with or merges into any other Person and is not the continuing or surviving company or entity of such consolidation, amalgamation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Company shall assume all of the obligations thereof set forth in this Section 6.08.
(e)    Nothing in this Agreement is intended to, shall be construed to, or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.08 is not prior to or in substitution for any such claims under such policies.
Section 6.09    Rule 16b-3. Prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable to ensure that the dispositions of Company equity securities (including derivative securities) pursuant to the Transactions by any individual who is a director or officer of the Company subject to Section 16 of the Exchange Act are exempt under Rule 16b-3 promulgated under the Exchange Act.
Section 6.10    Employee Matters.
(a)    For a period of one (1) year immediately following the Effective Time or such shorter period as a Company Employee remains an employee of Parent or its Affiliates following the Effective Time, Parent shall provide, or shall cause the Surviving Company to provide, each individual who is employed by the Company or any of its Subsidiaries immediately prior to the Effective Time (each, a “Company Employee”) with (i) a base salary or wage rate, target annual cash incentive compensation opportunity and other compensation (excluding special, one-time or retention- or transaction-based compensation and benefits, nonqualified deferred compensation and long-term incentive compensation opportunities) that are not materially less favorable, in the aggregate, than those provided to such Company Employee by the Company and any of its Subsidiaries immediately prior to the Effective Time, (ii) employee benefits (excluding defined benefit plan benefits, post-employment health and welfare benefits and severance benefits) that are substantially similar to those provided to similarly situated employees of Parent; provided, that for the period through December 31, 2026, Parent shall provide, or shall cause the Surviving Company to provide, employee benefits (excluding defined benefit plan benefits, post-employment health and welfare benefits and severance benefits) that are substantially comparable in the aggregate to the employee benefits provided by the Company immediately prior to the Effective Time (excluding defined benefit plan benefits, post-employment health and welfare benefits and severance benefits); and (iii) severance benefits that are substantially similar to those provided to similarly situated employees of Parent upon a similar termination of employment.

(b)    With respect to all employee benefit plans of Parent, the Surviving Company and its Subsidiaries in which Company Employees are first eligible to participate following the Effective Time (the “New Benefit Plans”), for all purposes (including to determine eligibility to participate, level of benefits and vesting, each Company Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer was recognized by the Company or such Subsidiary)) shall be treated as service with Parent, the Surviving Company or any of its Subsidiaries (or in the case of a transfer of all or substantially all the assets and business of the Surviving Company, its successors and assigns); provided, however, that for the avoidance of doubt such service need not be recognized for purposes of any retiree health or welfare arrangements, any frozen benefit plan, benefit accrual under any defined benefit pension plan or to the extent that such recognition would result in any duplication of benefits for the same period of service.
(c)    Without limiting the generality of Section 6.10(a), Parent shall, or shall cause the Surviving Company to, use reasonable best efforts to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any New Benefit Plan that is a welfare benefit plan in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Plan immediately prior to the Effective Time. With respect to such New Benefit Plans, Parent shall, or shall cause the Surviving Company to, use reasonable best efforts to recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) prior to the Effective Time during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.
(d)    With respect to any Company Employee whose principal place of employment is outside of the United States, Parent’s obligations under this Section 6.10 shall be modified to the extent necessary to comply with applicable Law of the foreign countries and political subdivisions thereof in which such Company Employee primarily performs the Company Employee’s duties.
(e)    The Company shall provide a true and complete list upon the Closing of each Company Employee whose employment with the Company terminated within the ninety (90) days prior to the Closing Date, stating for each such employee the date of termination, the employee’s position and work location, and whether such termination was voluntary or involuntary, and if involuntary, whether it was for cause.
(f)    The provisions of this Section 6.10 are solely for the benefit of the parties to this Agreement, and no provision of this Section 6.10 is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise and, except as otherwise explicitly provided for in this Agreement, no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement or have the right to enforce the provisions hereof. Nothing contained in this Agreement is intended to prevent Parent, the Surviving Company or any of their Affiliates from, after the Effective Time, (i) amending or terminating any of their benefit plans in accordance with their terms or (ii) terminating or electing not to renew the employment of any Company Employee.
Section 6.11    Notification of Certain Matters; Shareholder Litigation. During the period from the date of this Agreement through the earlier of the Closing and the termination of this Agreement, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any Actions commenced or, to such party’s Knowledge, threatened against such party which relates to this Agreement, the Statutory Merger Agreement, or the Transactions and such party shall keep the other party reasonably informed regarding any such Action. Subject to applicable Law, the Company shall give due consideration to Parent’s advice with respect to such Action and shall give Parent the opportunity to participate, at Parent’s sole cost and expense, in the defense and settlement of any such Action, and no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).
Section 6.12    Merger Sub Shareholder Approval. Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with Section 106 of the Bermuda Companies Act and in its capacity as the sole shareholder of Merger Sub, a written shareholder resolution approving this Agreement, the Statutory Merger Agreement, and the Merger (the “Merger Sub Shareholder Approval”).
Section 6.13    Agreements Concerning Parent and Merger Sub. During the period from the date of this Agreement through the Effective Time, Merger Sub shall not engage in any activity of any nature except for activities in connection with the Transactions (including enforcement of its rights under this Agreement) or as provided in or expressly contemplated by this Agreement.
Section 6.14    Stock Exchange De-Listing and De-Registration. Prior to and following the Effective Time, the Company shall take all commercially reasonable actions necessary to cause the Company Shares listed on the NYSE to be de-listed from the NYSE and de-registered under the Exchange Act as soon as reasonably practicable following the Effective Time.
Section 6.15    Existing Indebtedness. If and to the extent requested by Parent in writing, the Company shall use reasonable best efforts to (a) cooperate with Parent and Merger Sub in obtaining any consents required under any Existing Debt Documents to permit the consummation of the Transactions thereunder and (b) obtaining any amendments to or other consents under the Existing Debt Documents as may be reasonably requested by Parent, and in each case, if requested by Parent, the Company shall, and shall cause its Subsidiaries to, execute and deliver such customary notices, agreements, documents or instruments necessary in connection therewith. Notwithstanding anything in this Section 6.15 to the contrary, in no event shall the Company be required in connection with its obligations under this Section 6.15 to (i) incur or agree to incur any out-of-pocket expenses, unless they are promptly reimbursed by Parent to the extent reasonable and documented, (ii) incur or agree to incur any commitment, tender, consent, amendment fee or any fee similar to any of the foregoing that is not conditioned on the Closing and (iii) amend or agree to amend any Existing Debt Document to the extent such amendment is not conditioned on the Closing. With respect to any existing letters of credit listed in item (iii) of Section 4.16(a) of the Company Disclosure Letter (the “Existing L/Cs”), prior to the Closing, the Company shall use reasonable best efforts to take any actions reasonably requested by Parent to back-stop, “rollover” or terminate such Existing L/Cs (including the release and discharge of all related Liens and security interests).
ARTICLE VII
CONDITIONS PRECEDENT
Section 7.01    Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of the Company, Parent and Merger Sub to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:
(a)    Company Shareholder Approval. The Company Shareholder Approval shall have been obtained.
(b)    Other Approvals. (i) Any waiting period (or extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired and (ii) the Consents of, or declarations, notifications or filings with, and the other terminations or expirations of waiting periods required from, the Governmental Authorities set forth in Schedule I shall have been filed, have occurred, or been obtained and, if applicable, shall be in full force and effect (collectively, the “Required Regulatory Approvals”).
(c)    No Injunctions or Restraints. No injunction, judgment, or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority of competent jurisdiction (collectively, “Restraints”) shall be in effect enjoining, restraining, or otherwise making illegal or prohibiting consummation of the Merger.
Section 7.02    Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:
(a)    Representations and Warranties. The representations and warranties of the Company (i) set forth in Section 4.03(d) and Section 4.06(b) shall be true and correct in all respects as of the Closing Date, (ii) set forth in Section 4.02(a), Section 4.02(b), Section 4.02(c) and Section 4.02(d) shall be true and correct in all respects, except for de minimis inaccuracies, as of the Closing Date, with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (iii) set forth in the first two sentences and the last sentence of Section 4.01(a), Section 4.01(b), Section 4.02(e), Section 4.03(a), Section 4.03(b), Section 4.14 and the first sentence of Section 4.24 shall be true and correct in all material respects (disregarding all qualifications or limitations as to “materiality,” “Material Adverse Effect,” and words of similar import set forth therein) as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date) and (iv) set forth in this Agreement, other than those Sections specifically identified in clauses (i) through (iii) of this

Section 7.02(a), shall be true and correct (disregarding all qualifications or limitations as to “materiality,” “Material Adverse Effect,” and words of similar import set forth therein) as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iv), where the failure to be true and correct has not had and would not, individually or in the aggregate, constitute a Material Adverse Effect. Parent shall have received a certificate dated as of the Closing Date signed on behalf of the Company by an executive officer of the Company to such effect.
(b)    Obligations and Agreements. The Company shall have performed or complied in all material respects with the obligations and agreements required to be performed or complied with by it under this Agreement at or prior to the Effective Time. Parent shall have received a certificate dated as of the Closing Date signed on behalf of the Company by an executive officer of the Company to such effect.
(c)    No Parent Burdensome Condition. None of the consents, approvals or authorizations set forth in Schedule I shall contain, require or result in a Parent Burdensome Condition.
(d)    No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect.
Section 7.03    Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:
(a)    Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (disregarding all qualifications or limitations as to “materiality,” “Parent Material Adverse Effect,” and words of similar import set forth therein) as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure to be true and correct has not had and would not, individually or in the aggregate, constitute a Parent Material Adverse Effect. The Company shall have received a certificate dated as of the Closing Date signed on behalf of Parent and Merger Sub by an executive officer of Parent to such effect.
(b)    Obligations and Agreements. Parent and Merger Sub shall have performed or complied in all material respects with the obligations and agreements required to be performed or complied with by them under this Agreement at or prior to the Effective Time. The Company shall have received a certificate dated as of the Closing Date signed on behalf of Parent and Merger Sub by an executive officer of Parent to such effect.

ARTICLE VIII
TERMINATION
Section 8.01    Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval (except as otherwise expressly noted):
(a)    by the mutual written consent of the Company and Parent, duly authorized by each of the Company Board and the Parent Board;
(b)    by either of the Company or Parent:
(i)    if the Merger shall not have been consummated on or prior to May 27, 2026 (as such date may be extended pursuant to the first proviso to this Section 8.01(b)(i) or, if applicable, Section 9.08, the “Walk-Away Date”); provided, however, that, if on such date the condition precedent to the consummation of the Merger and the other Transactions set forth in Section 7.01(b) shall not have been satisfied, but all other conditions precedent to the consummation of the Merger and the other Transactions have been satisfied (or, in the case of conditions that by their terms are to be satisfied at the Closing, are capable of being satisfied on that date), then the Walk-Away Date shall automatically be extended to August 27, 2026; provided, further, that the right to terminate this Agreement pursuant to this Section 8.01(b)(i) shall not be available to any party, if the breach by such party of its representations and warranties set forth in this Agreement or the failure of such party to perform any of its obligations under this Agreement, including pursuant to Section 6.04, has been a principal cause of or resulted in the failure of the Merger to be consummated on or prior to such date (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing proviso);
(ii)    if any Restraint having the effect set forth in Section 7.01(c) shall be in effect and shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 8.01(b)(ii) shall have performed in all material respects its obligations under this Agreement, including pursuant to Section 6.04 (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing proviso); or
(iii)    if there is to be a Company Shareholders Meeting, if the Company Shareholder Approval shall not have been obtained at the Company Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the matter has been taken.
(c)    by Parent:
(i)    if the Company Shareholder Approval has not been received by the execution and delivery to Parent of a Shareholder Written Resolution from the Apollo Holders prior to the expiration of the Majority Shareholder Approval Delivery Period;

(ii)    if the Company shall have breached any of its representations or warranties or failed to perform any of its obligations or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.02(a) or Section 7.02(b) and (B) is not reasonably capable of being cured prior to the Walk-Away Date or, if reasonably capable of being cured, shall not have been cured within thirty (30) days following receipt by the Company of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 8.01(c)(ii) and the basis for such termination (or in any event has not been cured by the Walk-Away Date); provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.01(c)(ii), if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or
(iii)    prior to receipt of the Company Shareholder Approval, if the Company Board shall have effected an Adverse Recommendation Change.
(d)    by the Company:
(i)    if Parent or Merger Sub shall have breached any of its representations or warranties or failed to perform any of its obligations or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.03(a) or Section 7.03(b) and (B) is not reasonably capable of being cured prior to the Walk-Away Date or, if reasonably capable of being cured, shall not have been cured within thirty (30) days following receipt by Parent or Merger Sub of written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 8.01(d)(i) and the basis for such termination (or in any event has not been cured by the Walk-Away Date); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.01(d)(i) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or
(ii)    if prior to receipt of the Company Shareholder Approval, concurrently with entering into a definitive agreement to implement a Superior Proposal in accordance with clause (ii) of the second sentence of Section 6.02(d); provided that, prior to or concurrently with such termination, the Company pays the amounts due under Section 8.03 in accordance with the terms thereof.
Section 8.02    Effect of Termination. In the event of the valid termination of this Agreement as provided in Section 8.01, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than this Section 8.02, Section 8.03, Article IX and the last sentence of Section 6.02(c), all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Merger Sub, the Company, or their respective directors, officers, employees and Affiliates, except (a) as liability may exist pursuant to the provisions specified in the immediately preceding parenthetical that survive such termination and (b) that no such termination shall relieve any party from liability for any Willful Breach by such party of any provision of this Agreement or fraud.

Section 8.03    Company Termination Fee.
(a)    In the event that:
(i)    this Agreement is terminated by Parent pursuant to Section 8.01(c)(i), the Company shall pay the Company Termination Fee to Parent or its designee by wire transfer of same-day funds no later than two (2) business days following such termination;
(ii)    (A) this Agreement is terminated by either Parent or the Company pursuant to Section 8.01(b)(iii) or Section 8.01(c)(ii), (B) at any time after the date hereof and prior to the Company Shareholders Meeting or breach giving rise to Parent’s right to terminate under Section 8.01(c)(ii) (as applicable), a Takeover Proposal shall have been made known to the Company Board or publicly announced or publicly made known to the holders of Company Shares and not withdrawn prior to the Company Shareholders Meeting or such breach, and (C) within twelve (12) months after such termination, the Company either consummates any Takeover Proposal or enters into a definitive written agreement to consummate any Takeover Proposal and the Company thereafter consummates such Takeover Proposal (whether or not within such twelve (12) month period), the Company shall pay to Parent or its designee the Company Termination Fee by wire transfer of same-day funds upon the earlier of the consummation of the Takeover Proposal or the entry into a definitive agreement with respect thereto; provided that, for purposes of this Section 8.03(a)(ii), the references to “ten percent (10%)” in the definition of Takeover Proposal shall be deemed to be references to “fifty percent (50%)”;
(iii)    this Agreement is terminated by the Company pursuant to Section 8.01(d)(ii), the Company shall pay the Company Termination Fee to Parent or its designee by wire transfer of same-day funds simultaneously with such termination; or
(iv)    this Agreement is terminated by Parent pursuant to Section 8.01(c)(iii), the Company shall pay the Company Termination Fee to Parent or its designee by wire transfer of same-day funds within two (2) business days after such termination;
In no event shall the Company be required to pay the Company Termination Fee more than once.
(b)    Each of the parties acknowledges and hereby agrees that the agreements contained in this Section 8.03 are an integral part of the Transactions, and that, without these agreements, the other parties would not enter into this Agreement; accordingly, if the Company fails to timely pay any amount due pursuant to this Section 8.03, and, in order to obtain the payment, Parent commences an Action that results in a judgment against the Company for the payment set forth in this Section 8.03, the Company shall pay Parent for its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Action, together with interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received. Each of the parties acknowledge and hereby agrees that the Company Termination Fee if paid, as, and when required pursuant to this Section 8.03, shall not constitute a penalty but will be liquidated damages and, except in the case of Willful Breach or fraud, should be Parent’s sole and exclusive remedy in connection with such termination; provided that, nothing shall limit any right of Parent to such specific performance prior to such termination.
ARTICLE IX
MISCELLANEOUS
Section 9.01    No Survival of Representations and Warranties. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Article III, Section 6.08 and Section 6.10 shall survive the Effective Time. No other representations, warranties, obligations or agreements in this Agreement shall survive the Effective Time.
Section 9.02    Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Company Shareholder Approval, by written agreement of the parties; provided, however, that, following receipt of the Company Shareholder Approval, there shall be no amendment or change to the provisions hereof which by applicable Law would require further approval by the shareholders of the Company without such approval.
Section 9.03    Extension of Time, Waiver, Etc. At any time prior to the Effective Time, Parent and the Company may in writing and subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of the other party, (b) extend the time for the performance of any of the obligations or acts of the other party, or (c) subject to the requirements of applicable Law, waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing). Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.
Section 9.04    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties; provided that Parent may assign its rights and obligations under this Agreement to one or more of its Affiliates without the consent of any other party; provided, further, that no such assignment shall relieve Parent of its responsibilities, liabilities or obligations hereunder. No assignment by any party shall relieve such party of any of its obligations hereunder. Subject to the immediately preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the parties and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 9.04 shall be null and void.
Section 9.05    Counterparts. This Agreement may be executed in one or more counterparts (including by electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.
Section 9.06    Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the Exhibits and Schedules hereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof or thereof. This Agreement is not intended to and shall not confer upon any Person, other than the parties, any rights or remedies hereunder, except for (a) if the Effective Time occurs, the right of the holders of Company Shares to receive the Merger Consideration payable in accordance with Article III, (b) the provisions set forth in Section 6.08 of this Agreement, (c) from and after the Effective Time, the rights of the holders of Company Awards to receive the payments contemplated by the applicable provisions of Section 3.03 in accordance with the terms and conditions of this Agreement and (d) that the Company shall have the exclusive right, on behalf of the holders of Company Shares and Company Awards to pursue damages against Parent and Merger Sub for the loss of the Merger Consideration and any other applicable amount pursuant to this Agreement (including the loss of the premium that such holders would be entitled to receive pursuant to the terms this Agreement if the Merger were consummated in accordance with its terms); provided that the rights granted pursuant to this clause (d) shall be enforceable on behalf of the holders of Company Shares and Company Awards only by the Company, in its sole and absolute discretion, on behalf of such holders, and any amounts received by the Company in connection therewith may be retained by the Company. The representations, warranties, covenants and agreements in this Agreement are the product of negotiations among the parties and are for the sole benefit of the parties and may, in certain instances, be qualified, limited or changed by confidential disclosure letters. Any inaccuracies in such representations or warranties or failure to perform or breach of such covenants or agreements are subject to waiver by the parties in accordance with Section 9.03 without notice or liability to any other Person. In some instances, the representations, warranties, covenants and agreements in this Agreement may represent an allocation among the parties of risk associated with particular matters, regardless of the knowledge of any of the parties. Consequently, Persons, other than the parties, may not rely upon the representations, warranties, covenants and agreements in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
Section 9.07    Governing Law; Jurisdiction.
(a)    This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that state, regardless of the laws that might otherwise govern under any applicable conflict of laws principles, except to the extent the provisions of the laws of Bermuda are mandatorily applicable to the Merger.
(b)    All actions, suits or proceedings arising out of or relating to the interpretation and enforcement of the provisions of this Agreement and in respect of the Transactions (except to the extent any such proceeding mandatorily must be brought in Bermuda) shall be heard and determined in the Delaware Court of Chancery, or, if the Delaware

Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware, or, if both the Delaware Court of Chancery and the federal courts within the State of Delaware decline to accept jurisdiction over a particular matter, any other state court within the State of Delaware, and, in each case, any appellate court therefrom. The parties hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such actions, suits or proceedings and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such action, suit or proceeding. The consents to jurisdiction and venue set forth in this Section 9.07(b) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose, except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties. Each party agrees that service of process upon such party in any action, suit or proceeding arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 9.10 of this Agreement. The parties agree that a final judgment in any such action, suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing contained in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.
Section 9.08    Specific Enforcement. The parties agree that irreparable damage for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties fail to take any action required of them hereunder to consummate this Agreement, subject to the terms and conditions of this Agreement. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions or specific performance to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (including, for the avoidance of doubt, the right of the Company to cause the Merger to be consummated on the terms and subject to the conditions set forth in this Agreement) in the courts described in Section 9.07(b) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into this Agreement. The parties agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.08 shall not be required to provide any bond or other security in connection with any such order or injunction. If, prior to the Walk-Away Date, any party brings any action, suit or proceeding, in each case, in accordance with this Section 9.08, to enforce specifically the performance of the terms and provisions hereof by any other party, the Walk-Away Date shall automatically be extended (x) for the period during which such action, suit or proceeding is pending, plus ten (10) business days or (y) by such other time period established by the court presiding over such action, suit or proceeding, as the case may be.

Section 9.09    WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND IN RESPECT OF THE TRANSACTIONS (EXCEPT TO THE EXTENT ANY SUCH PROCEEDING MANDATORILY MUST BE BROUGHT IN BERMUDA) IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND IN RESPECT OF THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.09.
Section 9.10    Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, emailed (so long as no delivery failure message is received) or one (1) business day sent by overnight courier or first class mail (providing proof of delivery) to the parties at the following addresses:
If to Parent or Merger Sub, to it at:
Sompo International
1221 Avenue of the Americas
New York, NY 10020
Email: ***
Attention: Windy L. Lawrence
General Counsel and Secretary
with copies (which shall not constitute notice) to:
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 10001
Attention: Todd E. Freed; Patrick Lewis
Email:     todd.freed@skadden.com; patrick.lewis@skadden.com
If to the Company, to:
Aspen Insurance Holdings Limited
141 Front Street
Hamilton HM 19

Bermuda
Attention: David Amaro
Email: ***
with copies (which shall not constitute notice) to:
Sidley Austin LLP
One South Dearborn
Chicago, Illinois 60603
Attention: Sean Carney; David Perkins; Jonathan Blackburn; Jessica Day
Email: scarney@sidley.com; david.perkins@sidley.com; jblackburn@sidley.com; jessica.day@sidley.com or such other address or email address as such party may hereafter specify by like notice to the other parties. All such notices, requests and other communications shall be deemed received on the date transmitted, other than by mail, next day if received prior to 5:00 p.m., Bermuda time, and such day is a business day in Bermuda. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.
Section 9.11    Severability. If any term, condition or other provision of this Agreement is finally determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any applicable Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect, so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party or such party waives its rights under this Section 9.11 with respect thereto. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate to attempt to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.
Section 9.12    Fees and Expenses. Whether or not the Merger is consummated, all fees and expenses incurred in connection with the Merger, this Agreement and the other Transactions shall be paid by the party incurring or required to incur such fees or expenses, except as otherwise set forth in this Agreement.
[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

ASPEN INSURANCE HOLDINGS LIMITED

By:	/s/ Mark Cloutier
Name: Mark Cloutier
Title: Executive Chairman & Group Chief Executive Officer
[Signature Page to Agreement and Plan of Merger]

ENDURANCE SPECIALTY INSURANCE LTD.

By:	/s/ Christopher A. Donelan
Name: Christopher A. Donelan
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

AJAX LTD

By:	/s/ Christopher A. Donelan
Name: Christopher A. Donelan
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A
Statutory Merger Agreement
See attached.

Dated [●] [●], 202[●]
ASPEN INSURANCE HOLDINGS LIMITED
and
ENDURANCE SPECIALTY INSURANCE LTD.
and
AJAX LTD.

STATUTORY MERGER AGREEMENT

THIS MERGER AGREEMENT (this “Agreement”) dated [●] [●], 202[●] is made
BY AND AMONG:
(1)ASPEN INSURANCE HOLDINGS LIMITED, a Bermuda exempted company under number 32164 having its registered office at 141 Front Street, Hamilton HM 19 Bermuda (the “Company”);
(2)ENDURANCE SPECIALTY INSURANCE LTD., a Bermuda exempted company under number 31278 having its registered office at Waterloo House, 100 Pitts Bay Rd., Pembroke HM08, Bermuda (“Parent”); and
(3)AJAX LTD., a Bermuda exempted company under number 202504980 having its registered office at Waterloo House, 100 Pitts Bay Rd., Pembroke HM08, Bermuda (“Merger Sub”).
WHEREAS:
(1)Merger Sub is a wholly owned Subsidiary of Parent.
(2)This Agreement is the “Statutory Merger Agreement” as referred to in the Agreement and Plan of Merger, by and among the Company, Parent and Merger Sub dated August 27, 2025 (the “Agreement and Plan of Merger”).
(3)Parent, Merger Sub and the Company have agreed that Merger Sub will, subject to the terms and conditions set forth herein and in the Agreement and Plan of Merger, merge with the Company pursuant to Section 104H of the Companies Act and the Company will continue as the Surviving Company.
IT IS HEREBY AGREED as follows:
1.Definitions
Capitalized terms not defined in this Agreement (including the recitals) shall have the meaning given to such terms in the Agreement and Plan of Merger.
“Merger Conditions” means the conditions to the Merger set out in Article VII to the Agreement and Plan of Merger.
2.Effectiveness of the Merger
2.1.The parties to this Agreement agree that, upon the terms and subject to the conditions set forth in this Agreement and the Agreement and Plan of Merger, and pursuant to Section 104H of the Companies Act, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the Surviving Company in the Merger.
2.2The Merger shall be conditional on the satisfaction (or waiver, if permissible under applicable Law) of each of the Merger Conditions in accordance with the Agreement and Plan of Merger.

2.3.The Merger shall become effective upon the issuance of the Certificate of Merger by the Registrar at the time and date shown on the Certificate of Merger, being the Effective Time.
3.Name
The Surviving Company shall be named “Aspen Insurance Holdings Limited”.
4.Constitutional Documents
At the Effective Time, the memorandum of association and bye-laws of the Surviving Company shall be in the form of the memorandum of association and bye-laws of Merger Sub immediately prior to the Effective Time until thereafter changed or amended as provided therein or pursuant to the Companies Act (in each case, subject to Section 6.08 of the Agreement and Plan of Merger).
5.Directors and Officers
5.1.The directors of Merger Sub in office immediately prior to the Effective Time shall be the directors of the Surviving Company until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be in accordance with the Companies Act and the bye-laws of the Surviving Company, and the existing directors of the Company shall automatically cease to be directors thereof.
5.2.The names and addresses of the inaugural directors of the Surviving Company are as follows:

Carrie L. Rosorea	Waterloo House 100 Pitts Bay Rd. Pembroke HM08 Bermuda
Christopher A. Donelan	Waterloo House 100 Pitts Bay Rd. Pembroke HM08 Bermuda
Nicolas A. Burnet	Waterloo House 100 Pitts Bay Rd. Pembroke HM08 Bermuda
5.3.The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company until the earlier of their death, resignation or removal or until their respective successors are duly appointed.
6.Effect of the Merger on the Share Capital of the Constituent Entities; Payment of Consideration

6.1.Effect of Merger on Share Capital of Merger Sub and the Company. At the Effective Time, by virtue of the occurrence of the Merger, and without any action on the part of the Company, Parent, Merger Sub or any holder of any Company Shares or any Merger Sub Shares:
(1)Cancelation of Treasury Shares and Parent-Owned Shares; Treatment of Shares Held by Company Subsidiaries. Each Company Share that is (a) owned by the Company as treasury shares or owned by any Subsidiary of the Company or (b) owned by Parent, Merger Sub, or any other direct or indirect wholly owned Subsidiary of Parent issued immediately prior to the Effective Time shall be canceled automatically and shall cease to exist and be issued and no consideration shall be delivered in exchange therefor nor any repayment of capital made in respect thereof;
(2)Conversion of Company Shares. Subject to Section 3.01(b) and Section 3.04 of the Agreement and Plan of Merger, each Company Share issued immediately prior to the Effective Time, other than any Company Share that is subject to any Company Award and any Company Share held by the Company as treasury shares, shall automatically be canceled and converted into and shall thereafter represent the right to receive the Merger Consideration. Subject to Section 3.04 of the Agreement and Plan of Merger, as of the Effective Time, all such Company Shares shall no longer be issued and shall automatically be canceled and shall cease to exist, and each holder of a Certificate or Book-Entry Share shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration pertaining to the Company Shares represented by such Certificate or Book-Entry Share, as applicable, to be paid in consideration therefor, in accordance with Section 3.02(b) of the Agreement and Plan of Merger without interest; and
(3)Effect on Company Preference Shares. Subject to Section 3.04 of the Agreement and Plan of Merger:
a.each 5.625% PRD Preference Share issued immediately prior to the Effective Time shall by virtue of the Merger and without any action on the part of the holder thereof be automatically converted into a fully paid preference share of the Surviving Company and shall be entitled to the same dividend and all other preferences and privileges, voting rights, relative, participating, optional and other special rights, and qualifications, limitations and restrictions set forth in the certificate of designations applicable to the 5.625% PRD Preference Shares, which certificate of designations shall remain at and following the Effective Time in full force and effect as an obligation of the Surviving Company in accordance with Section 109(2) of the Companies Act;
b.each 5.625% PRE Preference Share issued immediately prior to the Effective Time shall by virtue of the Merger and without any action on the part of the holder thereof be automatically converted into a fully paid preference share of the Surviving Company and shall be entitled to the same dividend and all other preferences and privileges, voting rights, relative, participating, optional and other special rights, and qualifications, limitations and restrictions set forth in the certificate of designations applicable to the 5.625% PRE Preference Shares, which certificate of designations shall remain at and following the Effective Time in full force and effect as an obligation of the Surviving Company in accordance with Section 109(2) of the Companies Act; and
c.each 7.000% PRF Preference Share issued immediately prior to the Effective Time shall by virtue of the Merger and without any action on the part of the holder thereof be automatically converted into a fully paid preference share of the Surviving Company and shall be entitled to the same dividend and all other preferences and privileges, voting rights, relative, participating, optional and other special rights, and qualifications, limitations and restrictions set forth in the certificate of designations applicable to the 7.000% PRF Preference Shares, which certificate of designations shall remain at and following the Effective Time in full force and effect as an obligation of the Surviving Company in accordance with Section 109(2) of the Companies Act.
6.2Company Equity Awards. Prior to the Effective Time, the Company Board (or, if appropriate, any duly authorized committee thereof administering the Company Share Plan) shall adopt such resolutions and take such other actions as may be required to provide the following, effective upon the Effective Time:
a.each Company Option Award that is outstanding and unexercised immediately prior to the Effective Time that has an exercise price per Company Share less than the Merger Consideration shall be canceled and converted into a contingent right to receive from the Company or its Affiliates an aggregate amount in cash, without interest, equal to the product of (x) the amount by which the Merger Consideration exceeds the applicable exercise price per Company Share of the Company Option Award times (y) the number of Company Shares subject to such Company Option Award for which the Merger Consideration exceeds the applicable exercise price per Company Share, less applicable Taxes and authorized deductions (a “Restricted Option Award”);
b.each Company Option Award, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time and that has an exercise price per Company Share that is equal to or greater than the Merger Consideration shall, by virtue of the Merger and without further action on the part of the holder thereof, be canceled without the payment of consideration; and
c.each Company RSU Award that is outstanding immediately prior to the Effective Time shall be canceled and converted into a contingent right to receive from the Company or its Affiliates an aggregate amount in cash, without interest, equal to the product of (x) the Merger Consideration times (y) the number of Company Shares subject to such Company RSU

Award that had not previously been settled, less applicable Taxes and authorized deductions (together with the Restricted Option Awards, the “Restricted Cash Awards”).
Each Restricted Cash Award converted pursuant to Section 3.03(a) of the Agreement and Plan of Merger shall continue to have, and shall be subject to, the same terms and conditions, including vesting terms and conditions, as applied to the corresponding Company Option Award or Company RSU Award, as applicable, immediately prior to the Effective Time; provided, however, that notwithstanding the terms of the corresponding Company Option Award, the vested portion of each Restricted Option Award shall be paid out in cash within fifteen (15) days after the applicable vesting date or event with respect to such vested portion of the Restricted Option Award; provided, further, that notwithstanding anything in the Company Share Plan or any award agreement thereunder to the contrary, if an individual’s employment or service is terminated by the Company or its Affiliates without Cause (as defined in the form of Share Option Agreement under the Company Share Plan) on or following the Effective Time, all Restricted Cash Awards then-held by such individual will vest in full and be paid within 60 days following the date of such individual’s termination of employment or service, subject to such individual’s execution and non-revocation of a release of claims in favor of the Company and its Affiliates.
Prior to the Effective Time, the Company Board (or, if appropriate, any duly authorized committee thereof administering the Company Share Plan) shall adopt such resolutions and take all such other actions as may be required to terminate the Company Share Plan, effective upon the Effective Time. From and after the Effective Time, holders of Company Awards shall cease to have any rights with respect thereto, except the right to receive the payments contemplated by Section 3.03 of the Agreement and Plan of Merger.
6.3Dissenting Shares. At the Effective Time, all Dissenting Shares shall automatically be canceled and, unless otherwise required by applicable Law, converted into the right to receive the Merger Consideration pursuant to Section 3.01(c) of the Agreement and Plan of Merger with respect to Company Shares, the preferred shares of the Surviving Company as described in Section 3.01(d) of the Agreement and Plan of Merger with respect to 5.625% PRD Preference Shares, the preferred shares of the Surviving Company as described in Section 3.01(e) of the Agreement and Plan of Merger with respect to 5.625% PRE Preference Shares or the preferred shares of the Surviving Company as described in Section 3.01(f) of the Agreement and Plan of Merger with respect to 7.000% PRF Preference Shares, and any holder of Dissenting Shares shall, in the event that the Appraised Fair Value is greater than, the Merger Consideration with respect to Company Shares, the value of the preferred shares of the Surviving Company as described in Section 3.01(d) of the Agreement and Plan of Merger with respect to 5.625% PRD Preference Shares, the value of the preferred shares of the Surviving Company described in Section 3.01(e) of the Agreement and Plan of Merger with respect to 5.625% PRE Preference Shares or the value of the preferred shares of the Surviving Company, as described in Section 3.01(f) of the Agreement or Plan of Merger with respect to 7.000% PRF Preference Shares, be entitled to receive such difference from the Surviving Company by payment made within thirty (30) days after such Appraised Fair Value is finally determined pursuant to such appraisal procedure. In the event of an Appraisal Withdrawal, such holder shall have no other rights with respect to such Dissenting Shares, other than as contemplated by Section 3.01 of the Agreement and Plan of Merger.
7.Effect of Merger on Share Capital of Merger Sub
At the Effective Time, by virtue of the occurrence of the Merger, and without any action on the part of the Company, Parent, Merger Sub or any holder of any Company Shares or Merger Sub Shares, each Merger Sub Share issued and outstanding immediately prior to the Effective Time shall automatically be canceled and converted into and become one duly authorized, validly issued, fully paid and nonassessable common share, par value $0.001 per common share, of the Surviving Company.
8.Miscellaneous
8.1This Agreement shall terminate automatically upon termination of the Agreement and Plan of Merger in accordance with Article VIII of the Agreement and Plan of Merger. In the event of the valid termination of this Agreement as provided in this Section 8.1 of this Agreement, there shall be no liability on the part of Parent, Merger Sub, the Company, or their respective directors, officers, employees and Affiliates, except that no such termination shall relieve any party from liability for any Willful Breach by such party of any provision of this Agreement or the Agreement and Plan of Merger or fraud.
8.2Nothing in this Agreement shall be construed as creating any partnership or agency relationship between any of the parties.
8.3.This Agreement, the Agreement and Plan of Merger (including the Exhibits and Schedules thereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof.
8.4.Any amendment to this Agreement shall be in writing and signed by or on behalf of all parties.
8.5This Agreement may be executed in one or more counterparts (including by electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.
8.6.The provisions of this Agreement shall not be deemed to modify, add to or amend the provisions of the Agreement and Plan of Merger. In the event of any conflict or inconsistency between the terms of this Agreement and the Agreement and Plan of Merger, the Agreement and Plan of Merger shall prevail.
9.Notices
All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, emailed (so long as no delivery failure message is received) or one (1) business day sent by overnight courier or first class mail (providing proof of delivery) to the parties at the following addresses:
If to Parent or Merger Sub, to it at:
Endurance Specialty Insurance Ltd.
Waterloo House
100 Pitts Bay Rd.
Pembroke HM08
Bermuda
Attention: Carrie L. Rosorea
Email:     ***
with copies (which shall not constitute notice) to:
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Attention: Todd E. Freed
Patrick Lewis
Email:    todd.freed@skadden.com
patrick.lewis@skadden.com
If to the Company, to:
Aspen Insurance Holdings Limited
141 Front Street
Hamilton HM 19
Bermuda
Attention: David Amaro
Email:    ***
with copies (which shall not constitute notice) to:
Sidley Austin LLP
One South Dearborn Street
Chicago, Illinois 60603
Attention: Sean Carney; David Perkins; Jonathan Blackburn; Jessica Day
E-mail:     scarney@sidley.com; david.perkins@sidley.com; jblackburn@sidley.com; jessica.day@sidley.com or such other address or email address as such party may hereafter specify by like notice to the other parties. All such notices, requests and other communications shall be deemed received on the date transmitted, other than by mail, next day if received prior to 5:00 p.m., Bermuda time, and such day is a business day in Bermuda. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

10.Governing Law
This Agreement shall be governed by, and construed in accordance with, the laws of Bermuda and the parties hereto submit to the exclusive jurisdiction of the courts of Bermuda.
[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF the parties hereto have executed this Agreement the day and year first above written.

EXECUTED for and on behalf of	EXECUTED for and on behalf of
ASPEN INSURANCE HOLDINGS LIMITED	ENDURANCE SPECIALTY INSURANCE LTD.

By:	By:

Name:	Name:

Title:	Title:

EXECUTED for and on behalf of
AJAX LTD.

By:

Name:

Title:

Exhibit B
Form of Shareholder Written Resolution
See attached.

ASPEN INSURANCE HOLDINGS LIMITED
(THE “COMPANY”)
WRITTEN RESOLUTIONS OF SHAREHOLDERS IN LIEU OF A MEETING PURSUANT TO BYE-LAW 33 AND SECTION 77A OF THE COMPANIES ACT 1981 (AS AMENDED)
August 27, 2025
Notice of these resolutions has been given in accordance with section 77A(1A) of the Companies Act 1981, as amended (the “Companies Act”) and bye-law 33 of the Company’s Third Amended and Restated Bye-laws (the “Bye-laws”). These resolutions may be executed in counterparts. A copy of these resolutions shall be inserted into the Company’s minute book. Any action taken herein shall be of the same force and effect as if adopted at a duly convened meeting of the Company’s shareholders.
I.    MERGER.
WHEREAS, the Company has entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 27, 2025, by and among the Company, Endurance Specialty Insurance Ltd. (“Parent”) and Ajax Ltd, a wholly owned Subsidiary of Parent (“Merger Sub”), a copy of which is attached hereto as Exhibit A (all capitalized terms used without definition herein shall have the meanings ascribed to such terms in the Merger Agreement);
WHEREAS, on or prior to Closing Date, the Company will enter into the Statutory Merger Agreement, a copy of which is attached hereto as Exhibit B;
WHEREAS, pursuant to the Merger Agreement and the Statutory Merger Agreement, it is proposed that Merger Sub will be merged with and into the Company in accordance with the provisions of section 104H of the Companies Act (the “Merger”), with the Company continuing as the Surviving Company, upon the terms and subject to the conditions set forth in the Merger Agreement and the Statutory Merger Agreement;
WHEREAS, pursuant to the Merger Agreement and the Statutory Merger Agreement, at the Effective Time, each Company Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive an amount in cash equal to US$37.50, without interest and less any amounts required to be deducted or withheld in accordance with the terms of the Merger Agreement and the Statutory Merger Agreement (the “Merger Consideration”);
WHEREAS, pursuant to the Merger Agreement and the Statutory Merger Agreement, at the Effective Time, each 5.625% PRD Preference Share, 5.625% PRE Preference Share and 7.000% PRF Preference Share will be automatically converted into a fully paid preference share of the Surviving Company entitled to the same dividend and all other preferences and privileges, voting rights, relative, participating, optional and other special rights, and qualifications, limitations and restrictions set forth in the certificate of designations applicable to such preference share, without action on the part of the Company, Parent, Merger Sub or any holder of any preference share;

WHEREAS, the Board of Directors of the Company has, by a unanimous vote of all directors, (a) determined that the Merger Consideration constitutes fair value for each Company Share in accordance with the Companies Act, (b) determined that the preference shares of the Surviving Company as described in in Section 3.01(d) of the Merger Agreement constitute fair value for each 5.625% PRD Preference Share in accordance with the Companies Act, (c) determined that the preference shares of the Surviving Company as described in Section 3.01(e) of the Merger Agreement constitute fair value for each 5.625% PRE Preference Share in accordance with the Companies Act, (d) determined that the preference shares of the Surviving Company as described in Section 3.01(f) of the Merger Agreement constitute fair value for each 7.000% PRF Preference Share in accordance with the Companies Act, (e) determined that the Merger, on the terms and subject to the conditions set forth in the Merger Agreement and the Statutory Merger Agreement, is fair to, and in the best interests of, the Company, and after having received financial and legal advice, (f) approved the Merger, the Merger Agreement and the Statutory Merger Agreement and (g) recommended the approval of the Merger, the Merger Agreement and the Statutory Merger Agreement to the Company’s shareholders;
WHEREAS, Goldman, Sachs & Co., in its capacity as the financial advisor to the Company with respect to the Transactions, has delivered to the Board of Directors of the Company its opinion to the effect that, as of the date of such opinion, the Merger Consideration to be received by the holders (other than Parent and its Affiliates) of Company Shares pursuant to the Merger Agreement is fair, from a financial point of view, to such holders, and such opinion has not been withdrawn, revoked or modified as of the date hereof;
WHEREAS, pursuant to the Companies Act, the Company Shareholder Approval is required to approve the Merger Agreement, the Statutory Merger Agreement and the Merger. These resolutions shall be effective once signed by the holders of Shares who at the date of the notice of these resolutions, as stated above, represent the majority of the voting power of the holders of Shares, subject to the voting cutback provisions contained in bye-laws 63-67 of the Bye-laws, and once these resolutions are signed by such holders of Shares and delivered to the Company, these resolutions will become effective and the Company Shareholder Approval will have been obtained; and
WHEREAS, the undersigned holder of Shares (the “Shareholder”) hereby acknowledges that by signing these resolutions, they no longer have the right of appraisal or rights to dissent in connection with the Merger under Section 106(6) of the Companies Act.
II.    RESOLUTIONS.
NOW, THEREFORE, BE IT HEREBY:
RESOLVED, that each of the Merger Agreement, the Statutory Merger Agreement and the Merger is hereby approved by the Shareholder in all respects;
FURTHER RESOLVED, that to the extent that any director or any officer of the Company has taken any actions or signed any documents or undertakings in connection with the foregoing prior to the date hereof that would have been approved if taken or signed after the date hereof, the same be and are hereby approved, ratified, confirmed and adopted by the Shareholder in all respects;
FURTHER RESOLVED, that the Shareholder hereby waives any right of appraisal or rights to dissent from the Merger that the Shareholder may have under Section 106(6) of the Companies Act or otherwise;
FURTHER RESOLVED, that the Shareholder hereby irrevocably waives any and all notice or consent requirements related to the matters addressed in these written resolutions, other than those consent requirements to be satisfied, and which are satisfied, by these written resolutions; and
FURTHER RESOLVED, that the Shareholder hereby represents and warrants it is the holder of those Shares set forth below its name on the signature page hereto.
[Signature Page Follows]

The undersigned shareholder of the Company hereby consents to and approves the adoption of the foregoing resolutions effective as of the date on which these resolutions are signed.

Name of Shareholder:

By:

Name:

Title:

Date:	_____________ _____, 2025

Number of Class A Ordinary Shares

Number of 5.625% PRD Preference Shares

Number of 5.625% PRE Preference Shares

Number of 7.000% PRF Preference Shares

Exhibit C
Form of 106(2) Notice
See attached.

ASPEN INSURANCE HOLDINGS LIMITED
NOTICE OF MERGER
In accordance with section 106(2) of the Bermuda Companies Act 1981 (as amended) (the “Companies Act”), NOTICE is hereby given that the WRITTEN RESOLUTIONS OF SHAREHOLDERS OF ASPEN INSURANCE HOLDINGS LIMITED (the “Company”) IN LIEU OF A GENERAL MEETING PURSUANT TO BYE-LAW 33 OF THE COMPANY’S THIRD AMENDED AND RESTATED BYE-LAWS (the “Bye-laws”) AND SECTIONS 106(2) AND 77A(1A) OF THE COMPANIES ACT are proposed in accordance with the Company’s Bye-laws, to the actions and to the adoption of the resolutions by written resolution in lieu of a general meeting of shareholders as set out in Schedule A (the “Written Resolution”), the Written Resolution to be as valid and effective as resolutions passed at a special general meeting of the Company duly convened for the purpose, and to be effective on the date on which the Written Resolution is signed by, or on behalf of, the Company shareholder(s) who establish(es) the majority of votes required for the passing of the resolution in writing.
The proposed Written Resolution relates to a proposed merger (the “Merger Proposal”) between the Company, Endurance Specialty Insurance Ltd. (“Parent”) and Ajax Ltd, a wholly owned subsidiary of Parent (“Merger Sub”) pursuant to the provisions of section 104H of the Companies Act (the “Merger”). Pursuant to the Merger, Merger Sub will merge with and into the Company, with the Company continuing in existence as a Bermuda exempted company and as the surviving company following the Merger (the “Surviving Company”).
Recommendation of the Board
On August 27, 2025, the Company’s board of directors (the “Board”), by a unanimous vote of all directors, (1) determined that the Merger Consideration (as defined in the Merger Agreement (as defined below)) constitutes fair value for each Company Share (as defined in the Merger Agreement), in accordance with the Companies Act, (2) determined that the preference shares of the Surviving Company (as defined in the Merger Agreement) as described in Section 3.01(d) of the Merger Agreement constitute fair value for each 5.625% PRD Preference Share (as defined in the Merger Agreement) in accordance with the Companies Act, (3) determined that the preference shares of the Surviving Company as described in Section 3.01(e) of the Merger Agreement constitute fair value for each 5.625% PRE Preference Share (as defined in the Merger Agreement) in accordance with the Companies Act, (4) determined that the preference shares of the Surviving Company as described in Section 3.01(f) of the Merger Agreement constitute fair value for each 7.000% PRF Preference Share (as defined in the Merger Agreement) in accordance with the Companies Act, (5) determined that the Merger (as defined in the Merger Agreement), on the terms and subject to the conditions set forth in the Merger Agreement is fair to, and in the best interests of, the Company, and after having received financial and legal advice, (6) approved the Merger, the Merger Agreement and the Statutory Merger Agreement and (7) recommended approval of the Merger, the Merger Agreement and the Statutory Merger Agreement by the Company’s shareholders.

Pursuant to the terms and conditions set forth in the Agreement and Plan of Merger, which is set out in Schedule B of this Notice (the “Merger Agreement”), at the Effective Time of the Merger:
(i)each Company Share issued immediately prior to the Effective Time, other than any Company Share that is subject to any Company Award and any Company Share held as treasury shares, will automatically be canceled and converted into and will thereafter represent the right to receive an amount in cash equal to US$37.50, without interest and less any amounts required to be deducted or withheld in accordance with the terms of the Merger Agreement and the Statutory Merger Agreement (the “Merger Consideration”); and
(ii)each 5.625% PRD Preference Share, 5.625% PRE Preference Share and 7.000% PRF Preference Share will by virtue of the Merger and without any action on the part of the holder thereof be automatically converted into a fully paid preference share of the Surviving Company entitled to the same dividend and all other preferences and privileges, voting rights, relative, participating, optional and other special rights, and qualifications, limitations and restrictions set forth in the certificate of designations applicable to such preference share.
The Company’s directors, by unanimous vote of all directors at a duly called meeting, adopted resolutions whereby the Board has resolved and determined that the fair value of the Shares (as defined in the Merger Agreement) are as follows:
(i)for each Company Share – US$37.50 per share
(ii)for each 5.625% PRD Preference Share – Preference shares of the Surviving Company as described in Section 3.01(d) of the Merger Agreement
(iii)for each 5.625% PRE Preference Share – Preference shares of the Surviving Company as described in Section 3.01(e) of the Merger Agreement
(iv)for each 7.000% PRF Preference Share – Preference shares of the Surviving Company as described in Section 3.01(f) of the Merger Agreement
In addition, notice is hereby given that a dissenting holder of Shares is entitled to be paid the fair value of such holder’s shares pursuant to section 106(2) of the Companies Act. Holders of Shares who are not satisfied that they have been offered fair value for their Shares and whose Shares are not voted in favor of the merger proposal may exercise their appraisal rights under the Companies Act to have the fair value of their Shares appraised by the Supreme Court of Bermuda within one month of the giving of this notice of the proposed Written Resolution.
Voting and Written Resolutions
Pursuant to section 106(3) of the Companies Act, each share of a merging company carries the right to vote in respect of a merger, whether or not it otherwise carries the right to vote. Accordingly, the holders of any Shares are entitled to vote on the Merger Proposal.

Pursuant to Bye-law 33 of the Bye-laws, anything which may be done by a resolution of shareholders in general meeting may be done by resolution in writing, signed by the shareholder(s) who, at the date of the notice of the resolution in writing, represent the majority of votes that would be required if the resolution had been voted upon at a meeting of shareholders.
The date of the resolution in writing is the date when it is signed by, or on behalf of the shareholder(s) who establish the majority of votes required for the passing of the resolution in writing.
Pursuant to the Bye-laws, the Merger Proposal requires the approval of an affirmative vote of a majority of the voting power of votes cast at a general meeting, subject to the voting cutback provisions contained in Bye-laws 63-67 of the Bye-laws. Accordingly, the Merger Proposal shall be approved by resolution in writing when such resolution in writing is signed by the shareholder(s) who, at the date of this notice, represent the majority of the voting power of the shares entitled to vote, subject to the voting cutback provisions contained in Bye-laws 63-67 of the Bye-laws.
A resolution in writing made in accordance with Bye-laws is as valid as if it had passed by the Company in a general meeting of the shareholders.
Interests of the Company’s Directors and Executive Officers in the Merger
In considering whether or not to execute and return the Written Resolution, you should be aware the Company’s executive officers and directors may have interests in the Merger that may be different from, or in addition to, those of the Company’s shareholders generally, including as a result of their relationship with affiliates of the Company’s controlling shareholder. The Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in evaluating and approving the Merger and in recommending that the Merger Agreement be approved by the shareholders of the Company.

Dated: August 27, 2025	BY ORDER OF THE BOARD

To: All Shareholders

Secretary